September 4, 2019

Ryan Sutcliffe, Esq.
U.S. Securities & Exchange Commission (the “SEC”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“International Funds, Inc.”)
(File No. 333-232959)
T. Rowe Price U.S. Equity Research Fund, Inc. (“U.S. Equity Research Fund, Inc.” and collectively with International Funds, “Registrants”)
(File No. 333-232953)

Dear Mr. Sutcliffe:

The following is in response to your oral comments provided on August 27, 2019 regarding the initial combined Information Statement of the Target Funds and Registration Statement for the Acquiring Funds (each as defined below), filed on Form N-14 (the “N-14”) relating to the following reorganizations:

Target Funds	Acquiring Funds
T. Rowe Price Institutional Global Focused Growth Equity Fund, series of T. Rowe Price Institutional International Funds, Inc.	T. Rowe Price Global Stock Fund, series of T. Rowe Price International Funds, Inc.
T. Rowe Price Institutional Global Growth Equity Fund, series of T. Rowe Price Institutional International Funds, Inc.	T. Rowe Price Global Growth Stock Fund, series of T. Rowe Price International Funds, Inc.
T. Rowe Price Institutional U.S. Structured Research Fund, series of T. Rowe Price Institutional Equity Funds, Inc.	T. Rowe Price U.S. Equity Research Fund, series of T. Rowe Price U.S. Equity Research Fund, Inc.

Your comments and our responses are set forth below.

Comment:

Please include the 1933 Act Filer number next to each document in the list of documents incorporated by reference, which appears immediately following the sentence, “The following documents have been filed with the Securities and Exchange Commission (“SEC”) and are incorporated into this Statement by reference[.]”

Response:

We will add the 1933 Act Filer number next to each document.

Comment:

On pages 3 and 31, please revise the following sentence by replacing the phrase “transfer of assets” (underlined) to “position replication” for clarity: “T. Rowe Price estimates that the brokerage commission and other transaction costs (including taxes and stamps) relating to the sale and purchase of these non-transferable securities will be approximately $10,000 for the transfer of assets of the Institutional Global Focused Growth Equity Fund to the Global Stock Fund, and approximately $110,000 for the transfer of assets of the Institutional Global Growth Equity Fund to the Global Growth Stock Fund.”

Response:

We will revise the sentence as suggested.

Comment:

Please confirm whether the Target Funds’ and their corresponding Acquiring Funds’ principal investment strategies, investment objectives, and portfolio composition have been identical since each fund’s inception.

Response:

The Target Funds’ and their corresponding Acquiring Funds’ have had identical investment objectives since their inception. We note that there have been minor differences in each funds’ principal investment strategies over the years, but these differences were not due to differences in the funds’ investment programs or portfolio composition. Each Target Fund and its corresponding Acquiring Fund have held nearly identical portfolios since each funds’ inception, although there have been slight differences in certain position sizes as each fund sold securities to meet redemption requests or bought securities as the fund gained assets.

Comment:

There are a number of instances throughout the N-14 where you state that the Reorganizations are not expected to result in higher expenses (for example, pages 9 and 23). Please clarify, where appropriate, that this includes the effects of an expense waiver agreement and please explain what will happen when the expense waiver expires.

Response:

We intend to modify the disclosure as suggested.

Comment:

The information statement references a number of amendments to certain Funds’ investment management agreements and certain expense limitation agreements. Please file these with the next N-14 filing.

Response:

We will file the amendments and agreements with the next N-14 filing.

Comment:

In the discussion of the four global stock funds’ risks, given the recent developments with Brexit and the U.S. trade war with China, if these funds are exposed to those risks, we expect to see a material discussion of those risks in this information statement.

Response:

As of each fund’s last fiscal year end, the T. Rowe Price Institutional Global Focused Growth Equity and T. Rowe Price Global Stock Funds held approximately 6% of their assets in Chinese companies and approximately 3% in companies in the United Kingdom. As of each fund’s last semi-annual period, each fund had approximately 7% of their assets in Chinese companies and approximately 3% in companies in the United Kingdom.

As of each fund’s last fiscal year end, the T. Rowe Price Institutional Global Growth Equity and T. Rowe Price Global Growth Stock Funds held approximately 7% of their assets in Chinese companies and approximately 3% in companies in the United Kingdom. As of each fund’s last semi-annual period, each fund had approximately 7% of their assets in Chinese companies and approximately 5% in companies in the United Kingdom.

As such, we have added the following under International Investing Risks for each fund:

The United Kingdom’s exit from the EU (“Brexit”) may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound’s exchange rate against the United States dollar, the euro and other currencies, which may impact fund returns. In addition, China’s economy may be adversely impacted by trade or political disputes with China’s major trading partners, including the U.S., which may lead to significant volatility.

Comment:

Please review the requirements for a tax-free reorganization stated in Staff Legal Bulletin No. 19, dated October 14, 2011, and confirm that each fund is in compliance.

Response:

 We have reviewed the requirements and confirm that each fund is in compliance.

Comment:

In the “Principal Holders of Fund Shares” table, with respect to the Global Growth Stock Fund—I Class, please explain why “Mac & Co” is listed as three separate shareholders, but the registration looks identical.

Response:

Each of these three accounts is held with a financial intermediary, Matrix Trust Company, and the custodian for these accounts is Mac & Co. Each account is held for the beneficial ownership of a different underlying shareholder.

Comment:

 In the next filing, please fix any formatting issues that appeared in the initial N-14 filing.

 Response:

 We intend to fix all formatting issues in the next filing.

Comment:

 Please review Note 3 of the pro forma financial statements for accuracy.

Response:

 We have reviewed Note 3 and have made certain clarifying changes.

 Comment:

Item 16(8) of Form N-14 requires the following be filed as an exhibit to the N-14: “copies of all bonus, profit sharing, pension or other similar contracts or arrangements wholly or partly for the benefit of directors or officers of the registrant in their capacity as such. Furnish a reasonably detailed description of any plan that is not set forth in a formal document.” Please confirm that no arrangements are in place with respect to any directors or officers of the registrant in their capacity as such.

Response:

We confirm that no such arrangements are in place with respect to any directors or officers of the registrant in their capacity as such.

Comment:

Please confirm that Catherine D. Mathews is signing the signature page of the N-14 in her capacity as principal accounting officer / comptroller, as required under the 1933 Act.

Response:

We confirm that Catherine D. Mathews is signing as the funds’ principal accounting officer.

*           *           *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024, or in my absence.

/s/ Vicki Horwitz

Vicki Horwitz

Vice President and Legal Counsel, T. Rowe Price Associates, Inc.

T. ROWE PRICE INSTITUTIONAL GLOBAL FOCUSED GROWTH EQUITY FUND

T. ROWE PRICE INSTITUTIONAL GLOBAL GROWTH EQUITY FUND

T. ROWE PRICE INSTITUTIONAL U.S. STRUCTURED RESEARCH FUND

September 17, 2019

Dear Shareholder:

We are writing to inform you about reorganizations that will affect your investment in T. Rowe Price Institutional Global Focused Growth Equity Fund, T. Rowe Price Institutional Global Growth Equity Fund, and T. Rowe Price Institutional U.S. Structured Research Fund (each, an “Institutional Fund” and together, the “Institutional Funds”). As provided in an Agreement and Plan of Reorganization for each Institutional Fund, each Institutional Fund will be reorganized (each, a “Reorganization” and together, the “Reorganizations”) into a corresponding mutual fund advised by T. Rowe Price Associates, Inc. (“T. Rowe Price”), the same investment adviser to each Institutional Fund, as set out in the table below under the heading “Acquiring Funds” (each, an “Acquiring Fund,” together, the “Acquiring Funds,” and collectively with the Institutional Funds, the “Funds”).

Institutional Funds	Acquiring Funds	Expected Closing Date
T. Rowe Price Institutional Global Focused Growth Equity Fund	T. Rowe Price Global Stock Fund	November 25, 2019
T. Rowe Price Institutional Global Growth Equity Fund	T. Rowe Price Global Growth Stock Fund	November 25, 2019
T. Rowe Price Institutional U.S. Structured Research Fund	T. Rowe Price U.S. Equity Research Fund (prior to July 1, 2019, named the T. Rowe Price Capital Opportunity Fund)	November 18, 2019

Each Reorganization will be consummated on or about the date indicated in the above table. The Agreement and Plan of Reorganizations (each, a “Plan” and together, the “Plans”) were approved by the Funds’ Boards of Directors (the “Boards”).

Under each Plan, shareholders of each Institutional Fund will become shareholders of the I Class of the corresponding Acquiring Fund (each, an “I Class” and together, the “I Classes”). The value of an account in an I Class will be the same as it was in the Institutional Fund on the Closing Date of the Reorganization. The reasons the Board approved the Reorganizations are briefly summarized below. The accompanying combined information statement and prospectus contains detailed information on the transactions and comparisons of the Funds.

Each Institutional Fund and its corresponding Acquiring Fund have identical investment objectives and investment programs. The primary difference between the Funds is that the Acquiring Funds are offered in multiple share classes, including an Investor Class, I Class, Advisor Class, and with respect to the U.S. Equity Research Fund, an R Class, each of which is available to a variety of investors and has a different investment minimum. Each Institutional Fund is generally only available to institutional investors and requires an initial investment of $1,000,000, which is the same as each I Class’ investment minimum.

As discussed in more detail in the accompanying combined information statement and prospectus, the net expense ratios of the Global Stock and Global Growth Stock Funds’ I Classes were lower than their corresponding Institutional Funds as of each Funds’ most recent semiannual period (including the effects of any expense limitation agreements that are currently in place). The Institutional U.S. Structured Research Fund’s net expense ratio was slightly lower than the U.S. Equity Research Fund’s I Class as of each fund’s most recently completed semiannual period. As a result, T. Rowe Price has agreed to limit the U.S. Equity Research Fund’s I Class’ operating expenses (through at least through April 30, 2022) such that the I Class’ net expense ratio will not be higher than the U.S. Structured Research Fund’s net expense ratio, as of June 30, 2019.

Since each Acquiring Fund invests in a substantially similar portfolio to its corresponding Institutional Fund, and since each I Class has the same or a lower net expense ratio than that of its corresponding Institutional Fund, it is not a financial benefit to a high account balance shareholder to choose an Institutional Fund over the I Class of an Acquiring Fund. Accordingly, the Boards and fund management believe that offering a single fund with each investment program to a wide variety of investors will allow all shareholders to take advantage of potential economies of scale and reduce inefficiencies that can result from offering two substantially similar funds. Each Institutional Fund will automatically be canceled and redeemed for I Class shares of equal value on the applicable Closing Date indicated in the table above. Please note that the Reorganizations are not taxable events, but redeeming or exchanging your shares prior to a Reorganization may be a taxable event, depending on your individual tax situation. The cost basis and holding periods of the Institutional Funds shares will carry over to the I Classes shares that you will receive in connection with the Reorganization.

NO SHAREHOLDER ACTION IS REQUIRED AS A RESULT OF THE REORGANIZATIONS. We are not asking you for a proxy and you are not requested to send us a proxy. However, if you have any questions regarding the enclosed combined information statement and prospectus, please call T. Rowe Price at
1-800-638-8790.

Sincerely,

Robert W. Sharps
Head of Investments & Group Chief Investment Officer

September 17, 2019

COMBINED INFORMATION STATEMENT AND PROSPECTUS

Transfer of the Assets of each of the:

T. ROWE PRICE INSTITUTIONAL GLOBAL FOCUSED
GROWTH EQUITY FUND

(a series of T. Rowe Price Institutional International Funds, Inc.)

By and in Exchange for I Class Shares of the

T. ROWE PRICE GLOBAL STOCK FUND

(a series of T. Rowe Price International Funds, Inc.)

T. ROWE PRICE INSTITUTIONAL GLOBAL GROWTH EQUITY FUND

(a series of T. Rowe Price Institutional International Funds, Inc.)

By and in Exchange for I Class Shares of the

T. ROWE PRICE GLOBAL GROWTH STOCK FUND

(a series of T. Rowe Price International Funds, Inc.)

T. ROWE PRICE INSTITUTIONAL U.S. STRUCTURED RESEARCH FUND

(a series of T. Rowe Price Institutional Equity Funds, Inc.)

By and in Exchange for I Class Shares of the

T. ROWE PRICE U.S. EQUITY RESEARCH FUND

(a series of T. Rowe Price U.S. Equity Research Fund, Inc.)

100 East Pratt Street

Baltimore, MD 21202

September 17, 2019

This Combined Information Statement and Prospectus (“Statement”) was first delivered to shareholders on or about September 17, 2019.

This Statement is being furnished to shareholders of the T. Rowe Price Institutional Global Focused Growth Equity and T. Rowe Price Institutional Global Growth Equity Funds, each a series of T. Rowe Price Institutional International Funds, Inc., and T. Rowe Price Institutional U.S. Structured Research Fund, a series of T. Rowe Price

Institutional Equity Funds, Inc. (each, an “Institutional Fund” and together, the “Institutional Funds”). As provided in an Agreement and Plan of Reorganization with respect to each Institutional Fund (each, a “Plan” and together, the “Plans”), each Institutional Fund will be reorganized (each, a “Reorganization” and together, the “Reorganizations”) into a corresponding mutual fund advised by T. Rowe Price Associates, Inc. (“T. Rowe Price”), the same investment adviser to each Institutional Fund, as set out in the table below under the heading “Acquiring Funds” (each, an “Acquiring Fund,” together, the “Acquiring Funds,” and collectively with the Institutional Funds, the “Funds”).

Institutional Funds	Acquiring Funds	Expected Closing Date
T. Rowe Price Institutional Global Focused Growth Equity Fund	T. Rowe Price Global Stock Fund, a series of T. Rowe Price International Funds, Inc.	November 25, 2019
T. Rowe Price Institutional Global Growth Equity Fund	T. Rowe Price Global Growth Stock Fund, a series of T. Rowe Price International Funds, Inc.	November 25, 2019
T. Rowe Price Institutional U.S. Structured Research Fund

T. Rowe Price U.S. Equity Research Fund (prior to July 1, 2019, named the T. Rowe Price Capital Opportunity Fund), a series of T. Rowe Price U.S. Equity Research Fund, Inc. (prior to July 1, 2019, named the T. Rowe Price Capital Opportunity Fund, Inc.)

November 18, 2019

Each Reorganization will be consummated on or about the date indicated in the above table. Each Plan provides for the transfer of substantially all of the assets and liabilities of each Institutional Fund to its corresponding Acquiring Fund, in exchange for I Class shares of the applicable Acquiring Fund (each, an “I Class” and together the “I Classes”). Following the transfer, the I Class shares received in the exchange will be distributed to each Institutional Fund’s shareholders in complete liquidation of the Institutional Funds. Shareholders of the Institutional Funds will receive I Class shares of the applicable Acquiring Fund having an aggregate net asset value equal to the aggregate net asset value of their Institutional Fund shares on the business day immediately preceding the closing date of the Reorganization. All issued and outstanding shares of the Institutional Funds will then be simultaneously redeemed.

Each Institutional Fund will automatically be canceled and redeemed for I Class shares of equal value on the closing dates indicated in the table above and you will become a shareholder in the applicable Acquiring Fund. The value of the share balance in your account will be the same as it was in your Institutional Fund(s) on the business day preceding the day of the Reorganization.

Each Institutional Fund and its corresponding Retail Fund have identical investment objectives and investment programs.

In accordance with each Fund’s operative documents, and applicable Maryland state and U.S. federal law (including Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”)), each Reorganization may be effected without the approval of shareholders of any Fund.

NO SHAREHOLDER ACTION IS REQUIRED AS A RESULT OF THE REORGANIZATIONS.

This Statement concisely sets forth the information you should know about the Acquiring Funds, their I Classes and the Plans. Please read this Statement and keep it for future reference. It is both an information statement for each of the Institutional Funds and a prospectus for the Acquiring Funds.

The following documents have been filed with the Securities and Exchange Commission (“SEC”) and are incorporated into this Statement by reference:

• The Statement of Additional Information dated September 17, 2019 relating to the Reorganization (“SAI”) (SEC File Nos. 333-232959 and 333-232953)

• The prospectuses of the Institutional Global Focused Growth Equity and Institutional Global Growth Equity Funds, each dated March 1, 2019, as supplemented to date (SEC File No. 033-29697)

• The prospectus of the Institutional U.S. Structured Research Fund dated May 1, 2019, as supplemented to date (SEC File No. 333-04753)

• The prospectuses of the Global Stock and Global Growth Stock Funds, each dated March 1, 2019, as supplemented to date (SEC File No. 002-65539)

• The prospectus of the U.S. Equity Research Fund dated May 1, 2019, as supplemented to date (SEC File No. 033-56015)

• The Statement of Additional Information of the Institutional Global Focused Growth Equity, Institutional Global Growth Equity, and Institutional U.S. Structured Research Funds dated July 15, 2019 (SEC File Nos. 033-29697 and 333-04753)

• The Statement of Additional Information of the Global Stock, Global Growth Stock, and U.S. Equity Research Funds dated July 15, 2019 (SEC File Nos. 002-65539 and 033-56015)

• The annual shareholder reports of the Institutional Global Focused Growth Equity and Institutional Global Growth Equity Funds, each dated October 31, 2018 (SEC File No. 033-29697)

• The annual shareholder report of the Institutional U.S. Structured Research Fund dated December 31, 2018 (SEC File No. 333-04753)

• The annual shareholder reports of the Global Stock and Global Growth Stock Funds, each dated October 31, 2018 (SEC File No. 002-65539)

• The annual shareholder report of the U.S. Equity Research Fund dated December 31, 2018 (SEC File No. 033-56015)

• The semiannual shareholder reports of the Institutional Global Focused Growth Equity and Institutional Global Growth Equity Funds, each dated April 30, 2019 (SEC File No. 033-29697)

• The semiannual shareholder report of the Institutional U.S. Structured Research Fund dated June 30, 2019 (SEC File No. 333-04753)

• The semiannual shareholder reports of the Global Stock and Global Growth Stock Funds, each dated April 30, 2019 (SEC File No. 002-65539)

• The semiannual shareholder report of the U.S. Equity Research Fund dated June 30, 2019 (SEC File No. 033-56015)

The prospectuses include investment objectives, risks, fees, expenses, and other information that you should read and consider carefully. Each Statement of Additional Information, which contains additional detailed information about the relevant Fund, is not a prospectus but should be read in conjunction with the prospectus.

Each shareholder report contains information about Fund investments, including a review of market conditions and the portfolio manager’s recent investment strategies and their impact on performance. Copies of prospectuses, annual and semiannual shareholder reports, Statements of Additional Information for the Acquiring and Institutional Funds and the SAI relating to this Reorganization are all available at no cost by calling 1-800-225-5132; by writing to T. Rowe Price, Three Financial Center, 4515 Painters Mill Road, Owings Mills, Maryland 21117; or by visiting our website at troweprice.com. All of the above-referenced documents are also on file with the SEC and available through its website at http://www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS COMBINED INFORMATION STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person has been authorized to give any information or to make any representations other than what is in this Statement or in the materials expressly incorporated herein by reference. Any such other information or representation should not be relied upon as having been authorized by the Institutional Funds or Acquiring Funds.

SUMMARY

The information contained in this summary is qualified by reference to the more detailed information appearing elsewhere in this Statement, and in the Plans, which are included as Exhibit A to this Statement.

Why are the Reorganizations taking place?

At a meeting held on July 31, 2019, the Boards of Directors of the Funds (the “Boards”), including a majority of the independent directors, approved the Plan of each Institutional Fund to be reorganized into its corresponding Acquiring Fund.

What do the Plans provide for?

Each Plan provides for the transfer of substantially all the assets and liabilities of an Institutional Fund to its corresponding Acquiring Fund in exchange for I Class shares of the Acquiring Fund. Following the transfer, the I Class shares received in the exchange will be distributed to shareholders of the Institutional Fund in complete liquidation of each Institutional Fund. All issued and outstanding shares of the Institutional Funds will then be simultaneously redeemed. As a result of the transaction: (1) you will cease being a shareholder of the Institutional Fund(s); (2) instead you will become an owner of I Class shares of the Acquiring Fund(s); and (3) the value of your account in the Acquiring Fund(s) will equal the value of your account in the Institutional Fund(s) as of the close of the business day immediately preceding the closing date of the transaction.

Do I need to vote for the Reorganizations?

No. No vote of shareholders will be taken with respect to the Reorganizations. THE FUNDS ARE NOT ASKING FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND A PROXY TO THE FUNDS WITH RESPECT TO THE REORGANIZATIONS.

Do I need to take any action in connection with the Reorganizations?

No. Your shares will automatically be canceled and redeemed for I Class shares of the Acquiring Fund on the Closing Date of the applicable Reorganization.

Will I have to pay any sales charge, commission, redemption or other similar fee in connection with the applicable Reorganizations?

No, you will not have to pay any sales charge, commission, redemption or other similar fee in connection with the applicable Reorganization. The I Class does not impose sales charges and does not make any administrative fee payments or 12b-1 fee payments to financial intermediaries. However, you may incur brokerage commissions and other charges when buying or selling I Class shares through a financial intermediary.

Who will pay for the Reorganizations?

The expenses incurred to execute the Reorganizations, including all direct and indirect expenses, will be paid by the Funds and their shareholders since each Reorganization is expected to benefit the Funds. The total estimated expenses associated with each Reorganization are as follows:

Funds	Estimated Reorganization Expenses	Estimated Transaction Costs*
Institutional Global Focused Growth Equity Fund	$6,000	$2,000
Global Stock Fund	$14,000	$8,000
Total	$20,000	$10,000

* Includes estimated brokerage commissions and other transaction costs.

Funds	Estimated Reorganization Expenses	Estimated Transaction Costs*
Institutional Global Growth Equity Fund	$13,000	$33,000
Global Growth Stock Fund	$11,000	$77,000
Total	$24,000	$110,000

* Includes estimated brokerage commissions and other transaction costs.

Funds	Estimated Reorganization Expenses	Estimated Transaction Costs*
Institutional U.S. Structured Research Fund	$13,000	$—
U.S. Equity Research Fund	$8,000	$—
Total	$21,000	$—

* Includes estimated brokerage commissions and other transaction costs.

Will there be any tax consequences to the Institutional Funds or their shareholders?

The Reorganizations will each be structured to have no adverse tax consequences to the Institutional Funds or their shareholders. Each Reorganization is conditioned upon the receipt of an opinion of tax counsel to the Funds that, for federal income tax purposes:

• no gain or loss will be recognized by an Institutional Fund, an Acquiring Fund, or their shareholders as a result of a Reorganization;

• the holding period and adjusted basis of the I Class shares received by a shareholder will have the same holding period and adjusted basis of the shareholder’s shares of an Institutional Fund; and

• Each Acquiring Fund will assume the holding period and adjusted basis of each asset (with certain exceptions) of its corresponding Institutional Fund that is transferred to the Acquiring Fund that the asset had immediately prior to the Reorganization. See “Information About the Reorganizations—Tax Considerations” for more information.

It is anticipated that substantially all of each Institutional Fund’s portfolio holdings will transfer to the corresponding Acquiring Fund as part of each Reorganization. It should be noted, however, that both the Institutional Global Focused Growth Equity and Institutional Global Growth Equity Funds are expected to sell certain non-transferable international securities prior to each Fund’s Reorganization, which are expected to result in capital gains. Based on information as of June 30, 2019, T. Rowe Price estimates that these sales would result in a net capital gain position of approximately $7,000,000 (or $0.99 per share) for Institutional Global Growth Equity Fund and approximately $460,000 (or $0.10 per share) for the Institutional Global Focused Growth Equity Fund. This amount does not take into account current year net realized capital gains (or losses). The Global Stock and Global Growth Stock Funds will, in turn, buy similar positions in the same securities prior to the Reorganizations. These transactions will result in brokerage expenses. T. Rowe Price estimates that the brokerage commissions and other transaction costs (including taxes and stamps) relating to the sale and purchase of these non-transferable securities will be approximately $10,000 for replicating the positions of the Institutional Global Focused Growth Equity Fund in the Global Stock Fund, and approximately $110,000 for replicating the positions of the Institutional Global Growth Equity Fund in the Global Growth Stock Fund. In addition, the Institutional Funds are expected to close out any derivatives positions (if applicable) and, although unlikely, sell any assets prior to the Reorganizations that are deemed not acceptable to the corresponding Acquiring Fund or inconsistent with the Acquiring Fund’s investment program, which could result in additional brokerage expenses. Each Institutional Fund will distribute substantially all of its taxable income as a dividend to its shareholders prior to the Reorganizations. In addition, because the Institutional Global Growth Equity and Institutional Global Focused Growth Equity Funds are expected to have net realized gains at the time of the Reorganization, it is anticipated that these Funds will also distribute capital gains to shareholders prior to the Reorganization. The actual amount of capital gains (or losses) and brokerage commissions and other transaction costs resulting from the purchase and sale of any securities will differ from the amounts stated above due to changes in market conditions, portfolio composition, and market values at the time of sale. In addition, because the Acquiring Funds may have realized gains at the end of the year, Institutional Fund shareholders who receive I Class shares in connection with the Reorganization may, as shareholders of an Acquiring Fund, receive a second capital gain distribution in December made by the Acquiring Fund. In reporting tax information to their shareholders and the Internal Revenue Service (“IRS”), the Funds follow the IRS requirements. See “Information About the Reorganization—Tax Considerations” for more information.

What if I redeem my shares before the applicable Reorganization takes place?

If you choose to redeem your shares before the Reorganizations take place, then the redemption will be treated as a normal sale of shares and, generally, will be a taxable transaction.

What are the investment objectives and policies of the Acquiring Funds and the Institutional Funds?

The investment objectives of each Acquiring Fund and its corresponding Institutional Fund are identical, as set out in the table below. See “Comparison of Investment Objectives, Policies, and Restrictions.”

Funds	Investment Objective
Institutional Global Focused Growth Equity Fund Global Stock Fund	The funds seek long-term growth of capital through investments primarily in the common stocks of established companies throughout the world, including the U.S.
Institutional Global Growth Equity Fund Global Growth Stock Fund	The funds seek long-term growth of capital through investments primarily in the common stocks of large-cap companies throughout the world, including the U.S.
Institutional U.S. Structured Research Fund U.S. Equity Research Fund	The funds seek to provide long-term capital growth by investing primarily in U.S. common stocks.

Each Acquiring Fund and its corresponding Institutional Fund have identical investment programs, as summarized in the table below.

Funds	Principal Investment Strategies
Institutional Global Focused Growth Equity Fund Global Stock Fund

The Funds seek to be broadly diversified by investing in a variety of industries in developed and, to a lesser extent, emerging markets. The Funds normally invest in at least five countries, one of which is the U.S. Under normal conditions, at least 80% of the Funds’ net assets (including any borrowings for investment purposes) will be invested in stocks and at least 40% of the fund’s net assets will be invested in stocks of companies outside the U.S. (at least 30% if foreign market conditions are not favorable). While the fund has flexibility to purchase stocks of companies of any size, investments will typically focus on large and mid-cap growth stocks.

While the adviser invests with an awareness of the global economic backdrop and the adviser’s outlook for certain industries, sectors, and individual countries, the adviser’s decision-making process focuses on bottom-up stock

Funds	Principal Investment Strategies

selection. Country allocation is driven largely by stock selection, though the adviser may limit investments in markets or industries that appear to have poor overall prospects.

Security selection reflects a growth style. The adviser relies on a global team of investment analysts dedicated to in-depth fundamental research in an effort to identify companies capable of achieving and sustaining above-average, long-term earnings growth. The adviser seeks to purchase stocks of companies at reasonable prices in relation to present or anticipated earnings, cash flow, or book value. The Funds may at times invest significantly in certain sectors, such as the information technology sector.

In selecting investments, the adviser generally favors companies with one or more of the following characteristics:

• leading or improving market position;

• attractive business niche;

• attractive or improving franchise or industry position;

• seasoned management;

• stable or improving earnings and/or cash flow; and

• sound or improving balance sheet.

The Funds may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Institutional Global Growth Equity Fund Global Growth Stock Fund

The Funds normally invests at least 80% of their net assets (including any borrowings for investment purposes) in stocks of large-cap companies. Under normal conditions, the Funds will invest in at least five countries, one of which will be the U.S., and at least 40% of their net assets will be invested in stocks of large-cap companies outside the U.S., including companies in emerging markets (at least 30% if foreign market conditions are not favorable).

The Funds define a large-cap company as one whose market capitalization (number of shares outstanding multiplied by share price) falls within or above the applicable range for companies included in the MSCI All Country World Large Cap Index. The Funds’ and MSCI Inc.’s definition of a large-cap company depends on whether the company is located in a developed market or an emerging market. As of December 31, 2018, the Index’s market capitalization range for large-cap companies in developed markets was approximately $5 billion to $785 billion, and the market capitalization range for large-cap companies in emerging markets was approximately $970 million to $382 billion. The Funds also rely on MSCI Inc. to classify a particular country as developed or emerging. The market capitalization of the companies in the Funds’ portfolio and the Index changes over time; the Funds will not automatically sell or cease to

Funds	Principal Investment Strategies

purchase additional stock of a company it already owns just because the company’s market capitalization falls below the range of the Index.

While the adviser invests with an awareness of the global economic backdrop and the adviser’s outlook for certain industries, sectors, and individual countries, the adviser’s decision-making process focuses on bottom-up stock selection. Country allocation is driven largely by stock selection, though the adviser may limit investments in markets or industries that appear to have poor overall prospects.

Security selection reflects a growth style. The adviser relies on a global team of investment analysts dedicated to in-depth fundamental research in an effort to identify companies capable of achieving and sustaining above-average, long-term earnings growth. The adviser seeks to purchase stocks of companies at reasonable prices in relation to present or anticipated earnings, cash flow, or book value.

In selecting investments, the adviser generally favors companies with one or more of the following characteristics:

• leading or improving market position;

• attractive business niche;

• attractive or improving franchise or industry position;

• seasoned management;

• stable or improving earnings and/or cash flow; and

• sound or improving balance sheet.

The Funds may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Institutional U.S. Structured Research Fund U.S. Equity Research Fund	Funds

A portfolio oversight team is responsible for the overall structure of the fund and for developing rules for portfolio construction. The portfolio oversight team seeks to take advantage of T. Rowe Price’s fundamental research by assigning equity analysts to select stocks for the Funds within industries where they have focused expertise. The equity analysts are directly responsible for selecting stocks and determining the stocks’ weights within their industry-specific portfolios. The analysts actively select stocks from the industries they cover based on fundamental research, which considers various factors such as the quality of a company’s management team and its business franchise, earnings growth potential of a company and its market sector, and valuation. The Funds’ portfolio oversight team maintains responsibility for evaluating the performance of the overall portfolio and the analysts’ stock selections, tracking and aligning the Funds’ risk characteristics with those of the S&P 500 Index, monitoring the portfolio’s exposures to industries and sectors, managing cash flows into and out of the Funds, and ensuring overall compliance by the analysts with the fund’s portfolio construction principles. The portfolio oversight team is responsible for selecting stocks that meet the Funds’ investment criteria, but have not yet been assigned to an analyst.

Because the Funds are designed to have similar characteristics to the S&P 500 Index, there is expected to be a relatively close correlation between the Funds’ performance and the performance of the Index in both rising and falling markets. However, when compared to a fund that follows a strict indexing strategy, there is a much greater chance that the Funds’ performance will deviate from the Index (referred to as “tracking error”) and the potential for higher portfolio turnover, which increases the possibility of taxable distributions to shareholders and results in higher transaction costs to the Funds.

The Funds will generally remain fully invested (less than 5% in cash reserves) and seek to be sector neutral when compared to the S&P 500 Index. While the majority of assets will be invested in large-capitalization U.S. common stocks, small- and mid-capitalization and foreign stocks may also be purchased in keeping with fund objectives. Securities may be sold for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

A portfolio oversight team is responsible for the overall structure of the fund and for developing rules for portfolio construction. The portfolio oversight team seeks to take advantage of T. Rowe Price’s fundamental research by assigning equity analysts to select stocks for the Funds within industries where they have focused expertise. The equity analysts are directly responsible for selecting stocks and determining the stocks’ weights within their industry-specific portfolios. The analysts actively select stocks from the industries they cover based on fundamental research, which considers various factors such as the quality of a company’s management team and its business franchise, earnings growth potential of a company and its market sector, and valuation. The Funds’ portfolio oversight team maintains responsibility for evaluating the performance of the overall portfolio and the analysts’ stock selections, tracking and aligning the Funds’ risk characteristics with those of the S&P 500 Index, monitoring the portfolio’s exposures to industries and sectors, managing cash flows into and out of the Funds, and ensuring overall compliance by the analysts with the fund’s portfolio construction principles. The portfolio oversight team is responsible for selecting stocks that meet the Funds’ investment criteria, but have not yet been assigned to an analyst.

Because the Funds are designed to have similar characteristics to the S&P 500 Index, there is expected to be a relatively close correlation between the Funds’ performance and the performance of the Index in both rising and falling markets. However, when compared to a fund that follows a strict indexing strategy, there is a much greater chance that the Funds’ performance will deviate from the Index (referred to as “tracking error”) and the potential for higher portfolio turnover, which increases the possibility of taxable distributions to shareholders and results in higher transaction costs to the Funds.

The Funds will generally remain fully invested (less than 5% in cash reserves) and seek to be sector neutral when compared to the S&P 500 Index. While the majority of assets will be invested in large-capitalization U.S. common stocks, small- and mid-capitalization and foreign stocks may also be purchased in keeping with fund objectives. Securities may be sold for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Funds	Principal Investment Strategies

In pursuing its investment objective, the Funds have the discretion to deviate from their normal investment criteria. These situations might arise when the adviser believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

Each post-Reorganization Fund (each, a “Combined Fund”) will continue to follow the current investment program that is shared by each Institutional Fund and its corresponding Acquiring Fund.

What are the Funds’ management arrangements?

All of the Funds are advised and managed by T. Rowe Price, 100 East Pratt Street, Baltimore, Maryland 21202. As of June 30, 2019 T. Rowe Price and its affiliates had approximately $1.13 trillion in assets under management and provided investment management for more than 7 million individual and institutional investor accounts.

With respect to the Institutional Global Focused Growth Equity and Global Stock Funds, T. Rowe Price has entered into subadvisory agreements with T. Rowe Price Hong Kong Limited (“Price Hong Kong”) under which Price Hong Kong is authorized to trade securities and make discretionary investment decisions on behalf of the Funds. Price Hong Kong is licensed with the Securities and Futures Commission of Hong Kong and is registered as an investment adviser with the SEC. Price Hong Kong serves as a subadviser to registered investment companies and provides investment management services for clients who seek to primarily invest in the Asia-Pacific securities markets. Price Hong Kong is a subsidiary of T. Rowe Price and T. Rowe Price International, and its address is 1 Connaught Place, Room 2101-2120, Jardine House 21st Floor, Central Hong Kong.

With respect to the Institutional Global Growth Equity and Global Growth Stock Funds, T. Rowe Price has entered into subadvisory agreements with T. Rowe Price International Ltd (“T. Rowe Price International”) under which T. Rowe Price International is authorized to trade securities and make discretionary investment decisions on behalf of the Funds. T. Rowe Price International is registered with the SEC as an investment adviser and is authorized or licensed by the United Kingdom Financial Conduct Authority and other global regulators. T. Rowe Price International sponsors and serves as adviser to foreign collective investment schemes and provides investment management services to registered investment companies and other institutional investors. T. Rowe Price International is headquartered in London and has several branch offices around the world. T. Rowe Price International is a direct subsidiary of T. Rowe Price and its address is 60 Queen Victoria Street, London EC4N 4TZ, United Kingdom.

Oversight of the portfolio and specific decisions regarding the purchase and sale of fund investments are made by each Fund’s portfolio manager(s). Each Fund’s investment adviser and subadviser (if applicable) have established an Investment Advisory Committee with respect to each Fund, whose chairman (or cochairmen) have day-to-day responsibility for managing the portfolio and work with the committee in developing and executing each Fund’s investment program.

Both the Institutional Global Focused Growth Equity and Global Stock Funds are managed by David J. Eiswert, who serves as Chairman to each Fund’s investment advisory committee. Mr. Eiswert has been chairman of the committee since 2012. He joined the Firm in 2003 and his investment experience dates from 2000. He has served as a portfolio manager with the Firm throughout the past five years.

Both the Institutional Global Growth Equity and Global Growth Stock Funds are managed by R. Scott Berg, who serves as Chairman to each Fund’s investment advisory committee. Mr. Berg has been chairman of the committee since the fund’s inception in 2008. He joined the Firm in 2002 and his investment experience dates from that time. He has served as a portfolio manager with the Firm throughout the past five years.

Both the Institutional U.S. Structured Research and U.S. Equity Research Funds are managed by Ann M. Holcomb, Joshua Nelson, Jason B. Polun, and Thomas H. Watson, who serve as Cochairmen to each Fund’s investment advisory committee. Ann M. Holcomb and Jason B. Polun have been cochairmen of the committee since 2015. Mr. Watson became a cochairman along with Ms. Holcomb and Mr. Polun in 2017, and Mr. Nelson was added as a cochairman effective May 1, 2019. Ms. Holcomb joined the Firm in 1996 and her investment experience dates from 1995. During the past five years, she has served as a portfolio manager and quantitative analyst. Mr. Polun initially joined the Firm in 2003 and rejoined the Firm in 2007, and his investment experience dates from 2003. During the past five years, he has served as a Director of Equity Research, North America and a portfolio manager (beginning in 2015). Mr. Watson joined the Firm in 2007 and his investment experience dates from that time. During the past five years, he has served as an equity research analyst, a Director of Equity Research, North America (beginning in 2015), and a portfolio manager (beginning in 2017). Mr. Nelson joined the Firm in 2007 and his investment experience dates from 2002. During the past five years he has served as an equity research analyst, a Director of Equity Research, North America (beginning in January 2019), and a portfolio manager (beginning in May 2019). The committee also works closely with a portfolio oversight team and a group of T. Rowe Price equity research analysts to implement the Funds’ overall investment program. The portfolio oversight team is responsible for, among other things, ensuring adherence to portfolio constraints, monitoring risk controls, and managing the investment of cash flows into and out of the Funds. The members of the Funds’ portfolio oversight team are Ira W. Carnahan (who also is a member of the Funds’ investment advisory committee), Ms. Holcomb, Mr. Polun, and Mr. Watson.

Each Fund’s Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of the Funds’ shares.

Will the Reorganizations result in higher fund expenses?

None of the Reorganizations are expected to result in higher net expenses. With respect to the transfer of assets of the Institutional U.S. Structured Research Fund into the U.S. Equity Research Fund, this includes the effects of a contractual expense limitation agreement for the fund’s I Class, which may be terminated at any time beyond April 30, 2022, with approval by the fund's Board of Directors. If the expense limitation agreement was terminated, the fund’s fees and expenses may increase. However, once the assets of the Institutional U.S. Structured Research Fund are combined with the U.S. Equity Research Fund, the combined fund is expected to operate below its contractual expense limit.

Institutional Global Focused Growth Equity Fund into Global Stock Fund—I Class

Both the gross and net annual fund operating expense ratio for the T. Rowe Price Global Stock Fund—I Class are expected to be lower than that of the Institutional Global Focused Growth Equity Fund after the Reorganization takes place. As of the six-month period ended April 30, 2019, the Global Stock Fund—I Class’ annualized gross and net expense ratio was 0.68%, which is lower than the Institutional Global Focused Growth Equity Fund’s annualized gross and net expense ratio of 1.20% and 0.75%, respectively (the Institutional Fund’s net expense ratio includes the effect of an expense limitation agreement currently in place).

The Institutional Fund pays T. Rowe Price a management fee of 0.65% based on the Fund’s average daily net assets. The Acquiring Fund pays T. Rowe Price a management fee that consists of two components—an “individual fund fee,” which reflects the Fund’s particular characteristics, and a “group fee.” The group fee, which is designed to reflect the benefits of the shared resources of T. Rowe Price, is calculated daily based on the combined net assets of all T. Rowe Price mutual funds (except the funds-of-funds, T. Rowe Price Reserve Funds, Multi-Sector Account Portfolios, and any index or private-label mutual funds). The group fee schedule is graduated, declining as the combined assets of the T. Rowe Price Funds rise, so shareholders benefit from the overall growth in mutual fund assets. On April 30, 2019, the annual group fee rate was 0.29%. The individual fund fee, also applied to the fund’s average daily net assets, is 0.35%. Based on the group fee rate and individual fund fee rate, the Acquiring Fund’s overall management fee as of April 30, 2019 was 0.64%. In addition to the management fee, the Institutional Fund pays its operating expenses, and the I Class pays its pro rata portion of fund operating expenses and class specific operating expenses.

With respect to the Institutional Fund, T. Rowe Price has agreed (through February 28, 2021) to waive its fees and/or bear any expenses (excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses) that would cause the Fund’s ratio of expenses to average daily net assets to exceed 0.75%.

The I Class also has an expense limitation agreement in place, although it is currently operating below its expense limitation. With respect to the I Class, T. Rowe Price has agreed (through February 28, 2021) to pay the operating expenses of the fund’s I Class excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (“I Class Operating Expenses”), to the extent the I Class Operating Expenses exceed 0.05% of the class’ average daily net assets. The agreement may be terminated at any time beyond February 28, 2021, with approval by the fund's Board of Directors. Any expenses paid under this agreement are subject to reimbursement to T. Rowe Price by the fund whenever the fund's I Class Operating Expenses are below 0.05%.However, no reimbursement will be made more than three years from the date such amounts were initially waived or reimbursed. The fund may only make repayments to T. Rowe Price if such repayment does not cause the I Class Operating Expenses (after the repayment is taken into account) to exceed the lesser of: (1) the limitation on I Class Operating Expenses in place at the time such amounts were waived; or (2) the current expense limitation on I Class Operating Expenses. As of April 30, 2019, the I Class’ operating expenses were 0.04%, which is below the operating expense limitation of 0.05%.

After taking into account the effect of the Institutional Fund’s contractual expense limitation, the I Class’ net annual operating expense ratio is expected to be 0.07% lower than the Institutional Fund’s net annual operating expense ratio after the Reorganization (0.68% compared to 0.75%, respectively).

Additionally, in conjunction with the Reorganization, T. Rowe Price has agreed to implement two expense limitations in order to ensure that the terms of the Institutional Fund’s investment management agreement are not materially different from the terms of the Acquiring Fund’s investment management agreement. Each of these expense limitation arrangements will be implemented as amendments to the Acquiring Fund’s investment management agreement. First, the management fee of the Acquiring Fund could increase if the group fee component increased due to a significant decrease in the combined net assets of all T. Rowe Price mutual funds. As a result, effective November 1, 2019, T. Rowe Price will permanently limit the Acquiring Fund’s overall management fee to the same rate of the Institutional Fund’s current management fee (0.65% of the fund’s average daily net assets). Fees waived under this agreement will not be subject to reimbursement to T. Rowe Price by the fund. Second, effective November 1, 2019, T. Rowe will waive its fees and/or bear any expenses (excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses) that would cause the I Class’s ratio of expenses to average daily net assets to exceed 0.75% of the I Class’ daily net assets (through February 28, 2021), the current expense limit for the Institutional Fund. These arrangements may only be terminated with approval by the Acquiring Fund’s shareholders.

Fees and Expenses

The following table further describes the fees and expenses that you may pay if you buy and hold shares of the Funds. The fees and expenses of the Funds set forth below are annualized based on the fees and expenses for the six-month period ended April 30, 2019 and the pro forma fees and expenses reflect the expected fees and expenses of the Combined Fund as of April 30, 2019, assuming the Reorganization takes place as proposed.

Fees and Expenses of the Funds

	Institutional Global Focused Growth Equity Fund	Global Stock Fund—I Class	Pro Forma Combined
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.65%	0.64%	0.64%

Other expenses	0.55	0.04	0.04

Total annual fund operating expenses	1.20	0.68	0.68

Fee waiver/expense reimbursement	(0.45)[a]	—	—

Total annual fund operating expenses after fee waiver/expense reimbursement	0.75 [a]	0.68	0.68

a T. Rowe Price Associates, Inc., has contractually agreed (through February 28, 2021) to waive its fees and/or bear any expenses (excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses) that would cause the class’ ratio of expenses to average daily net assets to exceed 0.75%. The agreement may be terminated at any time after February 28, 2021, with approval by the fund’s Board of Directors. Fees waived and expenses paid under this agreement (and a previous limitation of 0.75%) are subject to reimbursement to T. Rowe Price Associates, Inc. by the fund whenever the class’ expense ratio is below 0.75%. However, no reimbursement will be made more than three years from the date such amounts were initially waived or reimbursed. The fund may only make repayments to T. Rowe Price Associates, Inc. if such repayment does not cause the class’ expense ratio (after the repayment is taken into account) to exceed the lesser of: (1) the expense limitation in place at the time such amounts were waived; or (2) the class’ current expense limitation.

Example This example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in each Fund for the time periods indicated and then redeem all of your shares at the end of those periods, that your investment has a 5% return each year, and that each Fund’s operating expenses remain the same. The example also assumes that an expense limitation arrangement currently in place is not renewed; therefore, the figures have been adjusted to reflect fee waivers or expense reimbursements only in the periods for which the expense limitation arrangement is expected to continue. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 year	3 years	5 years	10 years
Institutional Global Focused Growth Equity Fund	$77	$289	$570	$1,372
Global Stock Fund—I Class	69	218	379	847
Pro Forma Combined	69	218	379	847

A discussion about the factors considered by the Board and its conclusions in approving the Funds’ investment management subadvisory agreements appear in the Funds’ semiannual report to shareholders for the period ended April 30.

Institutional Global Growth Equity Fund into Global Growth Stock Fund—I Class

Both the gross and net annual fund operating expense ratio for the Global Growth Stock Fund—I Class are expected to be lower than that of the Institutional Global Growth Equity Fund. As of the six-month period ended April 30, 2019, the Global Growth Stock Fund—I Class’ annualized gross and net expense ratios were 0.73% and 0.69%, respectively, which are lower than the Institutional Global Growth Equity Fund’s annualized gross and net expense ratios, both of which are 0.76% (the I Class’ net expense ratio includes the effect of an expense limitation agreement currently in place).

The Institutional Fund pays T. Rowe Price a management fee of 0.65% based on the Fund’s average daily net assets. The Acquiring Fund pays T. Rowe Price a management fee that consists of two components—an “individual fund fee,” which reflects the Fund’s particular characteristics, and a “group fee.” The group fee, which is designed to reflect the benefits of the shared resources of T. Rowe Price, is calculated daily based on the combined net assets of all T. Rowe Price mutual funds (except the funds-of-funds, T. Rowe Price Reserve Funds, Multi-Sector Account Portfolios, and any index or private-label mutual funds). The group fee schedule is graduated, declining as the combined assets of the T. Rowe Price Funds rise, so shareholders benefit from the overall growth in mutual fund assets. On April 30, 2019, the annual group fee rate was 0.29%. The individual fund fee, also applied to the fund’s average daily net assets, is 0.35%. Based on the group fee rate and individual fund fee rate, the Acquiring Fund’s overall management fee as of April 30, 2019 was 0.64%. In addition to the management fee, the Institutional Fund pays its operating expenses, and the I Class pays its pro rata portion of fund operating expenses and class specific operating expenses.

As noted above, with respect to the I Class, T. Rowe Price has agreed (through February 28, 2021) to pay the operating expenses of the fund’s I Class excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (“I Class Operating Expenses”), to the extent the I Class Operating Expenses exceed 0.05% of the class’ average daily net assets. The agreement may be terminated at any time beyond February 28, 2021, with approval by the fund’s Board of Directors. Any expenses paid under this agreement are subject to reimbursement to T. Rowe Price by the fund whenever the fund’s I Class Operating Expenses are below 0.05%. However, no reimbursement will be made more than three years from the date such amounts were initially waived or reimbursed. The fund may only make repayments to T. Rowe Price if such repayment does not cause the I Class Operating Expenses (after the repayment is taken into account) to exceed the lesser of: (1) the limitation on I Class Operating Expenses in place at the time such amounts were waived; or (2) the current expense limitation on I Class Operating Expenses.

After taking into account the effect of the I Class’ contractual expense limitation, the I Class’ net annual operating expense ratio is expected to be 0.07% lower than the Institutional Fund’s net annual operating expense ratio after the Reorganization (0.69% compared to 0.76%, respectively), through at least February 28, 2021.

Additionally, in conjunction with the Reorganization, T. Rowe Price has agreed to implement a permanent expense limitation in order to ensure that the terms of the Institutional Fund’s investment management agreement are not materially different from the terms of the Acquiring Fund’s investment management agreement. This expense limitation arrangement will be implemented as an amendment to the Acquiring Fund’s investment management agreement. The management fee of the Acquiring Fund could increase if the group fee component increased due to a significant decrease in the combined net assets of all T. Rowe Price mutual funds. As a result, effective November 1, 2019, T. Rowe Price will permanently limit the Acquiring Fund’s management fee to the same rate of the Institutional Fund’s current management fee (0.65% of the fund’s average daily net assets). Fees waived under this agreement will not be subject to reimbursement to T. Rowe Price by the fund. This arrangement may only be terminated with approval by the Acquiring Fund’s shareholders.

Fees and Expenses

The following table further describes the fees and expenses that you may pay if you buy and hold shares of the Funds. The fees and expenses of the Funds set forth below are annualized based on the fees and expenses for the six-month period ended April 30, 2019, and the pro forma fees and expenses reflect the expected fees and expenses of the Combined Fund as of April 30, 2019, assuming the Reorganization takes place as proposed.

Fees and Expenses of the Funds

	Institutional Global Growth Equity Fund	Global Growth Stock Fund—I Class		Pro Forma Combined
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.65%	0.64%		0.64%

Other expenses	0.11	0.09	[a]	0.06

Total annual fund operating expenses	0.76	0.73		0.70

Fee waiver/expense reimbursement	—	(0.04)[a]	(0.01)

Total annual fund operating expenses after fee waiver/expense reimbursement	0.76	0.69	[a]	0.69

a T. Rowe Price Associates, Inc., has agreed (February 28, 2021) to pay the operating expenses of the fund’s I Class excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (“I Class Operating Expenses”), to the extent the I Class Operating Expenses exceed 0.05% of the class’ average daily net assets. The agreement may be terminated at any time after February 28, 2021, with approval by the fund’s Board of Directors. Any expenses paid under this agreement are subject to reimbursement to T. Rowe Price Associates, Inc., by the fund whenever the fund’s I Class Operating Expenses are below 0.05%. However, no reimbursement will be made more than three years from the date such amounts were initially waived or reimbursed. The fund may only make repayments to T. Rowe Price Associates, Inc., if such repayment does not cause the I Class Operating Expenses (after the repayment is taken into account) to exceed the lesser of: (1) the limitation on I Class Operating Expenses in place at the time such amounts were waived; or (2) the current expense limitation on I Class Operating Expenses.

Example This example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in each Fund for the time periods indicated and then redeem all of your shares at the end of those periods, that your investment has a 5% return each year, and that each Fund’s operating expenses remain the same. The example also assumes that an expense limitation arrangement currently in place is not renewed; therefore, the figures have been adjusted to reflect fee waivers or expense reimbursements only in the periods for which the expense limitation arrangement is expected to continue. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 year	3 years	5 years	10 years
Institutional Global Growth Equity Fund	$78	$243	$422	$942
Global Growth Stock Fund—I Class	70	225	398	899
Pro Forma Combined	70	222	388	869

A discussion about the factors considered by the Board and its conclusions in approving the Funds’ investment management subadvisory agreements appear in the Funds’ semiannual report to shareholders for the period ended April 30.

Institutional U.S. Structured Research Fund into U.S. Equity Research Fund—I Class

Based on information as of the Funds’ most recently completed semiannual period, the net annual operating expense ratio for the Institutional Fund is expected to be slightly lower than that of the I Class (0.37% compared to 0.38%, respectively). As a result, to ensure that shareholders of the Institutional U.S. Structured Research Fund will not experience a higher net expense ratio as a result of the reorganization, T. Rowe Price has agreed to reduce an existing contractual limit on I Class operating expenses from 0.05% to 0.04% of the class’ average daily net assets (through at least April 30, 2022).

The Institutional Fund pays T. Rowe Price a management fee of 0.33% based on the Fund’s average daily net assets. This fee was reduced on June 1, 2019 from 0.50% to 0.33%. The Acquiring Fund pays T. Rowe Price a management fee that consists of two components—an “individual fund fee,” which reflects the Fund’s particular characteristics, and a “group fee.” The group fee, which is designed to reflect the benefits of the shared resources of T. Rowe Price, is calculated daily based on the combined net assets of all T. Rowe Price Funds (except the funds-of-funds, TRP Reserve Funds, Multi-Sector Account Portfolios, and any index or private-label mutual funds). The group fee schedule is graduated, declining as the combined assets of the T. Rowe Price Funds rise, so shareholders benefit from the overall growth in mutual fund assets. On December 31, 2018, the annual group fee rate was 0.29%. The individual fund fee, also applied to the fund’s average daily net assets, is 0.04%. This fee was reduced from 0.20% to 0.04% on June 1, 2019. Based on the group fee rate as of December 31, 2018 and the Fund’s current individual fund fee rate, the Acquiring Fund’s overall management fee as of December 31, 2018 was 0.33% (restated to reflect the current individual fund fee). In addition to the management fee, the Institutional Fund pays its operating expenses, and the I Class pays its pro rata portion of fund operating expenses and class specific operating expenses.

With respect to the I Class, T. Rowe Price has agreed (through April 30, 2021) to pay the operating expenses of the fund’s I Class excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (“I Class Operating Expenses”), to the extent the I Class Operating Expenses exceed 0.05% of the class’ average daily net assets. Effective November 1, 2019, this limit will be reduced to 0.04% of the class’ average daily net assets through at least April 30, 2022. All other terms of the contractual limit on I Class operating expenses will remain the same.

After taking into account the effect of the I Class’ reduced contractual expense limitation and combining the assets of the two funds, the I Class’ net annual operating expense ratio is expected to be the same as the Institutional Fund’s net annual operating expense ratio after the Reorganization (0.37%), through at least April 30, 2022.

Additionally, in conjunction with the Reorganization, T. Rowe Price has agreed to implement a permanent expense limitation in order to ensure that the terms of the Institutional Fund’s investment management agreement are not materially different from the terms of the Acquiring Fund’s investment management agreement. This expense limitation arrangement will be implemented as an amendment to the Acquiring Fund’s investment management agreement. The management fee of the Acquiring Fund could increase if the group fee component increased due to a significant decrease in the combined net assets of all T. Rowe Price mutual funds. As a result, effective November 1, 2019, T. Rowe Price will permanently limit the Acquiring Fund’s management fee to the same rate of the Institutional Fund’s current management fee (0.33% of the fund’s average daily net assets). Fees waived under this agreement will not be subject to reimbursement to T. Rowe Price by the fund. This arrangement may only be terminated with approval by the Acquiring Fund’s shareholders.

Fees and Expenses

The following table further describes the fees and expenses that you may pay if you buy and hold shares of the Funds. The fees and expenses of the Funds set forth below are annualized based on the fees and expenses of the six-month period ended June 30, 2019, and the pro forma fees and expenses reflect the expected fees and expenses of the Combined Fund as of June 30, 2019, assuming the Reorganization takes place as proposed.

Fees and Expenses of the Funds

	Institutional U.S. Structured Research Fund	U.S. Equity Research Fund—I Class	Pro Forma Combined
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.33%[a]	0.33%[a]	0.33%[a]

Other expenses	0.04	0.06 [b]	0.04

Total annual fund operating expenses	0.37	0.39	0.37

Fee waiver/expense reimbursement	—	(0.02)[a,b]	—

Total annual fund operating expenses after fee waiver/expense reimbursement	0.37 [a]	0.37 [a,b]	0.37 [a]

a Restated to reflect current fees.

b T. Rowe Price Associates, Inc., has agreed contractually (through April 30, 2022) to pay the operating expenses of the fund’s I Class excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (“I Class Operating Expenses”), to the extent the I Class Operating Expenses exceed 0.04% of the class’ average daily net assets. The agreement may be terminated at any time after April 30, 2022, with approval by the fund’s Board of Directors. Any expenses paid under this agreement (and a previous limitation of 0.05%) are subject to reimbursement to T. Rowe Price Associates, Inc., by the fund whenever the fund’s I Class Operating Expenses are below 0.04%. However, no reimbursement will be made more than three years from the date such amounts were initially waived or reimbursed. The fund may only make repayments to T. Rowe Price Associates, Inc., if such repayment does not cause the I Class Operating Expenses (after the repayment is taken into account) to exceed the lesser of: (1) the limitation on I Class Operating Expenses in place at the time such amounts were waived; or (2) the current expense limitation on I Class Operating Expenses.

Example This example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in each Fund for the time periods indicated and then redeem all of your shares at the end of those periods, that your investment has a 5% return each year, and that each Fund’s operating expenses remain the same. The example also assumes that an expense limitation arrangement currently in place is not renewed; therefore, the figures have been adjusted to reflect fee waivers or expense reimbursements only in the periods for which the expense limitation arrangement is expected to continue. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 year	3 years	5 years	10 years
Institutional U.S. Structured Research Fund	$38	$119	$208	$468
U.S. Equity Research Fund—I Class	38	120	214	488
Pro Forma Combined	38	119	208	468

A discussion about the factors considered by the Board and its conclusions in approving the Funds’ investment management subadvisory agreements appear in the Funds’ semiannual report to shareholders for the period ended June 30.

What are the Funds’ policies for purchasing, redeeming, exchanging, and pricing shares?

The I Classes and the Institutional Funds have substantially similar procedures for purchasing, redeeming, exchanging, and pricing shares. The I Classes and the Institutional Funds both generally require a $1 million minimum initial investment and there is no minimum for additional purchases, although the initial investment minimum for the I Class generally is waived for retirement plans, financial intermediaries, and certain client accounts for which T. Rowe Price or its affiliate has discretionary investment authority (the Institutional Funds may waive the investment minimum for certain types of accounts held through a retirement plan, financial advisor, or other financial intermediary). Shares of the Funds may be redeemed at their respective net asset values; however, large redemptions can adversely affect a portfolio manager’s ability to implement a Fund’s investment strategy by causing the premature sale of securities. Therefore, the Funds reserve the right (without prior notice) to pay all or part of redemption proceeds with securities from the Fund’s portfolio rather than in cash (redemption in-kind). The Funds’ procedures for pricing their shares are identical. Fund share prices are calculated at the close of the New York Stock Exchange (normally 4 p.m. ET) each day the exchange is open for business.

For more detailed information, please refer to the section 3 of each Fund’s prospectus, entitled “Information About Accounts in T. Rowe Price Funds.”

What are the Funds’ policies on dividends and distributions?

The Funds’ policies on dividends and distributions are identical. Each Fund has a policy of distributing, to the extent possible, all of its net investment income and realized capital gains to its respective shareholders. Any dividends or capital gains are declared and paid annually, usually in December. Redemptions or exchanges of fund shares and distributions by the fund, whether or not you reinvest these amounts in additional fund shares, may be taxed as ordinary income or capital gains unless you invest through a tax-deferred account (in which case you will be taxed upon withdrawal from such account).

What are the main risk factors of the Funds?

The principal risks of each Institutional Fund and its corresponding Acquiring Fund are identical. The Funds are exposed to various risks of stock investing, as described below. Any of the following could cause a decline in the price or income of the Funds.

Institutional Global Focused Growth Equity Fund into Global Stock Fund

Active management risks The investment adviser’s judgments about the attractiveness, value, or potential appreciation of the Funds’ investments may prove to be incorrect. The Funds could underperform in comparison to other funds with a similar benchmark or similar objectives and investment strategies if the Funds’ overall investment selections or strategies fail to produce the intended results.

Risks of stock investing Common stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. The value of a stock in which the Funds invest may decline due to general weakness in the stock market or because of factors that affect a particular company or industry.

International investing risks Investing in the securities of non-U.S. issuers involves special risks not typically associated with investing in U.S. issuers. International securities tend to be more volatile and have lower overall liquidity than investments in U.S. securities and may lose value because of adverse local, political, social, or economic developments overseas, or due to changes in the exchange rates between foreign currencies and the U.S. dollar. In addition, international investments are subject to settlement practices and regulatory and financial reporting standards that differ from those of the U.S. These risks are heightened for the Funds’ investments in emerging markets, which are more susceptible to governmental interference, less efficient trading markets, and the imposition of local taxes and restrictions on gaining access to the Funds’ investments. The United Kingdom’s exit from the EU (“Brexit”) may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound’s exchange rate against the United States dollar, the euro and other currencies, which may impact fund returns. In addition, China’s economy may be adversely impacted by trade or political disputes with China’s major trading partners, including the U.S., which may lead to significant volatility.

Investment style risks Different investment styles tend to shift in and out of favor depending on market conditions and investor sentiment. The Funds’ growth approach to investing could cause them to underperform other stock funds that employ a different investment style. Growth stocks tend to be more volatile than certain other types of stocks, and their prices may fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividends that can help cushion its share price in a declining market.

Market capitalization risks The Funds’ focus on large and medium-sized companies subjects the Funds to the risks that larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and that they may be less capable of responding quickly to competitive challenges and industry changes. Because the Funds focus on large and medium-sized companies, its share price could be more volatile than Funds that invest only in large companies. Medium-sized companies typically have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies.

Sector concentration risks At times, the Funds may have a significant portion of its assets invested in securities of companies conducting business in a broadly related group of industries within an economic sector. Companies in the same economic sector may be similarly affected by economic or market events, making the fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly. For example, the Funds may have a significant portion of their assets invested in securities of companies in the information technology sector. Companies in the information technology sector can be adversely affected by, among other things, intense competition, earnings disappointments, and rapid obsolescence of products and services due to technological innovations or changing consumer preferences.

Institutional Global Growth Equity Fund into Global Growth Stock Fund

Active management risks The investment adviser’s judgments about the attractiveness, value, or potential appreciation of the Funds’ investments may prove to be incorrect. The Funds could underperform in comparison to other Funds with a similar benchmark or similar objectives and investment strategies if the Funds’ overall investment selections or strategies fail to produce the intended results.

Risks of stock investing Common stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. The value of a stock in which the Funds invest may decline due to general weakness in the stock market or because of factors that affect a particular company or industry.

International investing risks Investing in the securities of non-U.S. issuers involves special risks not typically associated with investing in U.S. issuers. International securities tend to be more volatile and have lower overall liquidity than investments in U.S. securities and may lose value because of adverse local, political, social, or economic developments overseas, or due to changes in the exchange rates between foreign currencies and the U.S. dollar. In addition, international investments are subject to settlement practices and regulatory and financial reporting standards that differ from those of the U.S. The United Kingdom’s exit from the EU (“Brexit”) may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound’s exchange rate against the United States dollar, the euro and other currencies, which may impact fund returns. In addition, China’s economy may be adversely impacted by trade or political disputes with China’s major trading partners, including the U.S., which may lead to significant volatility.

Emerging markets risks The risks of international investing are heightened for securities of issuers in emerging market countries. Emerging market countries tend to have economic structures that are less diverse and mature, and political systems that are less stable, than those of developed countries. In addition to all of the risks of investing in international developed markets, emerging markets are more susceptible to governmental interference, local taxes being imposed on international investments, restrictions on gaining access to the fund’s investments, and less efficient trading markets with lower overall liquidity.

Investment style risks Different investment styles tend to shift in and out of favor depending on market conditions and investor sentiment. The Funds’ growth approach to investing could cause it to underperform other stock Funds that employ a different investment style. Growth stocks tend to be more volatile than certain other types of stocks, and their prices may fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividends that can help cushion its share price in a declining market.

Market capitalization risks Although stocks issued by larger companies tend to have less overall volatility than stocks issued by smaller companies, larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods. In addition, larger companies may be less capable of responding quickly to competitive challenges and industry changes, and may suffer sharper price declines as a result of earnings disappointments.

Institutional U.S. Structured Research Fund into U.S. Equity Research Fund

Active management risks The investment adviser’s judgments about the attractiveness, value, or potential appreciation of the fund’s investments may prove to be incorrect. The Funds could underperform other funds with a similar benchmark or similar objectives and investment strategies if the Funds’ overall investment selections or strategies fail to produce the intended results.

Risks of U.S. stock investing Common stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. The value of a stock in which the fund invests may decline due to general weakness in the U.S. stock market, such as when the U.S. financial markets decline, or because of factors that affect a particular company or industry.

Investment style risks Different investment styles tend to shift in and out of favor depending on market conditions and investor sentiment. Because the Funds may hold stocks with either growth or value characteristics, they could underperform other stock funds that take a strictly growth or value approach to investing when one style is currently in favor. Growth stocks tend to be more volatile than the overall stock market and can have sharp price declines as a result of earnings disappointments. Value stocks carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

Market capitalization risks The Funds’ focus on large companies subjects the Funds to the risks that larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and that they may be less capable of responding quickly to competitive challenges and industry changes. Because the Funds may invest in companies of any size, their share price could be more volatile than funds that invest only in large companies. Small and medium-sized companies typically have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies.

Foreign investing risks The Funds’ investments in foreign holdings may be adversely affected by local, political, social, and economic conditions overseas, greater volatility, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

REASONS FOR THE REORGANIZATIONS

The Boards of each Fund, including a majority of the independent directors, have determined that the Reorganization is in the best interests of the shareholders of each Fund and that the interests of shareholders of the Funds will not be diluted as a result of the Reorganizations.

In considering whether to approve the Reorganizations, the Boards reviewed the following matters and concluded that each Reorganization is in the best interest of the Funds for the reasons indicated below.

As explained in this Statement, each Institutional Fund and its corresponding Acquiring Fund offer an identical investment program. As of June 30, 2019, each Institutional Fund and its corresponding Acquiring Fund held a substantially similar set of securities. The I Class of each Acquiring Fund is available at either the same or a lower net expense ratio than the Institutional Fund. See “SUMMARY - Will the Reorganization result in higher fund expenses?” With respect to the transfer of assets of the Institutional U.S. Structured Research Fund into the U.S. Equity Research Fund, this includes the effects of a contractual expense limitation agreement for the fund’s I Class, which may be terminated at any time beyond April 30, 2022, with approval by the fund's Board of Directors. If the expense limitation agreement was terminated, the fund’s fees and expenses may increase. However, once the assets of the Institutional

U.S. Structured Research Fund are combined with the U.S. Equity Research Fund, the combined fund is expected to operate below its contractual expense limit.

In addition, as explained in this Statement, each Institutional Fund and its corresponding Acquiring Fund have identical investment strategies, policies and restrictions. The Institutional Funds and the I Classes are offered to institutional shareholders (and, with respect to the I Class, high net worth individuals) with at least a $1 million initial investment minimum and waivers of the minimum for similar types of accounts. The Boards and fund management believe that offering a single fund with each investment program to a wide variety of investors will allow all shareholders to take advantage of potential economies of scale and reduce inefficiencies that can result from offering two substantially similar funds.

The Board also considered the Funds’ performance. The average annual total returns of the Funds are set forth below.

Institutional Global Focused Growth Equity Fund into Global Stock Fund—I Class

Average Annual Total Returns
	Periods ended December 31, 2018
	1 Year	5 Years	10 Years	Since I Class Inception	Inception Date
Institutional Global Focused Growth Equity Fund					06/30/2006
Returns before taxes	-4.19%	9.06%	13.00%	9.43%[a]
Returns after taxes on distributions	-7.74	5.34	10.99	4.08[a]
Returns after taxes on distributions
and sale of fund shares	-0.71	6.43	10.51	6.34[a]
Global Stock Fund—I Class					03/06/2017
Returns before taxes	-4.28	—	—	9.39[a]
Returns after taxes on distributions	-5.84	—	—	8.34[a]
Returns after taxes on distributions
and sale of fund shares	-1.91	—	—	7.03[a]

a Return since 3/6/17.

Institutional Global Growth Equity Fund into Global Growth Stock Fund—I Class

Average Annual Total Returns
	Periods ended December 31, 2018
	1 Year	5 Years	10 Years	Since I Class Inception	Inception Date
Institutional Global Growth Equity Fund					10/27/2008
Returns before taxes	-6.80%	7.30%	12.41%	8.69%[a]
Returns after taxes on distributions	-8.98	5.75	10.89	6.32[a]
Returns after taxes on distributions
and sale of fund shares	-3.23	5.29	9.81	6.15[a]
Global Growth Stock Fund—I Class					03/06/2017
Returns before taxes	-6.79	—	—	8.63[a]
Returns after taxes on distributions	-7.40	—	—	8.04[a]
Returns after taxes on distributions
and sale of fund shares	-3.90	—	—	6.46[a]

a Return since 3/6/17.

Institutional U.S. Structured Research Fund into U.S. Equity Research Fund—I Class

Average Annual Total Returns
	Periods ended December 31, 2018
	1 Year	5 Years	10 Years	Since I Class Inception	Inception Date
Institutional U.S. Structured Research Fund					10/31/2007
Returns before taxes	-4.43%	8.60%	13.27%	9.03%[a]
Returns after taxes on distributions	-7.11	5.88	11.65	4.90[a]
Returns after taxes on distributions
and sale of fund shares	-0.77	6.49	10.96	6.83[a]
U.S. Equity Research Fund—I Class					11/29/2016
Returns before taxes	-4.45	—	—	9.02[a]
Returns after taxes on distributions	-5.67	—	—	6.68[a]
Returns after taxes on distributions
and sale of fund shares	-1.75	—	—	6.89[a]

a Return since 11/29/16.

The performance of each Institutional Fund and its corresponding Acquiring Fund has been substantially similar over the periods for which they have both been in operation. Minor differences in Fund performance over the same period were primarily due to differences in fees and slight differences in position sizes as each Fund sold securities to meet redemption requests or bought securities as the Fund gained assets. The differences in performance do not reflect a difference in strategy.

The Board also considered that the Reorganizations are not expected to create any tax liabilities for shareholders as the exchange of shares will not be a taxable event. As a shareholder in an Institutional Fund, the cost basis and holding periods of your shares will carry over to the I Class shares that a shareholder will receive as a result of a Reorganization.

In approving the Reorganization, the Board of each Institutional Fund also considered that Institutional Fund shareholders have the ability to redeem their shares at any time up to the date of the Reorganizations without redemption or other fees, although shareholders of the Institutional Global Growth Equity and Institutional Global Focused Growth Equity Funds are expected to incur a taxable gain, and shareholders of the Institutional U.S. Structured Research Fund could also incur a taxable gain. (While none of the Funds currently assess a redemption fee, prior to April 1, 2019, the Institutional Global Focused Growth Equity, Global Stock, Institutional Global Growth Equity, and Global Growth Stock Funds charged a 2.00% redemption fee, as a percentage of the amount redeemed on shares held for 90 days or less.)

The Boards considered that each of the Acquiring Funds’ service provider agreements, including, among others, their investment advisory, subadvisory, distribution, fund accounting, and custody agreements, will remain in place and will not be modified as a result of the Reorganizations. The Boards further considered that the service providers to each Fund are identical, and that each of the Acquiring Funds’ service provider agreements are substantially similar to those currently in place for each Institutional Fund (with the exception of the differences between each Fund’s management fee, which is discussed under the heading “SUMMARY - Will the Reorganization result in higher fund expenses?”).

The Board considered that the Funds share the same portfolio managers, and that the members of each Funds’ investment advisory committee are identical. No changes to the Acquiring Funds’ portfolio managers, investment advisory committee, or resources available to the Funds are expected as a result of the Reorganization.

The Institutional Funds and Acquiring Funds use identical pricing methodologies to value their respective assets. The assets of the Institutional Funds will be transferred to the Acquiring Funds at their fair market value on the valuation date of the transactions. Each of these assets are securities already held by the applicable Acquiring Fund and are therefore valued using the same pricing sources and methodologies. Shares of each Acquiring Fund equal in value to the assets will be received by each Institutional Fund in exchange. The expenses incurred to execute the Reorganization will be paid by the Funds and their shareholders since each Reorganization is expected to benefit the Funds. For these reasons, the Board believes that each Institutional Fund and their shareholders will not be diluted as a result of the transaction.

Therefore, in consideration of these factors, coupled with the fact the Funds have substantially similar portfolios, the Boards concluded that each Reorganization is in the best interests of the shareholders of the Institutional Funds and the Acquiring Funds. T. Rowe Price and the Boards believe that shareholders’ interests will be better served over time by completing this transaction.

INFORMATION ABOUT THE REORGANIZATIONS

The following summary of the terms and conditions of the Plans is qualified by reference to the Plans, which are included as Exhibit A to this Statement.

Plans of Reorganization

Each Reorganization will be consummated on or about the date indicated in the below table, or such other date as is agreed to by each Institutional Fund and its corresponding Acquiring Fund (“Closing Date”).

Institutional Funds	Acquiring Funds	Closing Date
Institutional Global Focused Growth Equity Fund	Global Stock Fund	November 25, 2019
Institutional Global Growth Equity Fund	Global Growth Stock Fund	November 25, 2019
Institutional U.S. Structured Research Fund	U.S. Equity Research Fund	November 18, 2019

The parties to each Plan may postpone the Closing Date until a later date on which all of the conditions to the obligations of each party under the Plan are satisfied, provided that the Plan may be terminated by either party if the Closing Date does not occur on or before December 31, 2019. See “Conditions to Closing.”

On the Closing Date, each Institutional Fund will transfer substantially all of its assets to its corresponding Acquiring Fund in exchange for I Class shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets so transferred as of the close of regular trading on the New York Stock Exchange on the business day immediately preceding the Closing Date (“Valuation Date”). Each Acquiring Fund will assume or otherwise be responsible for any liabilities of the Institutional Fund existing on the Valuation Date. The number of I Class shares of the Acquiring Fund issued in the exchange will be determined by dividing the aggregate value of the assets of the Institutional Fund transferred (computed in accordance with the policies and procedures set forth in the current prospectus of the Acquiring Fund, subject to review and approval by the Institutional Fund) by the net asset value per share of the Acquiring Fund as of the close of regular trading on the Valuation Date. While it is not possible to determine the exact exchange ratio until the Valuation Date, due to, among other matters, market fluctuations and differences in the relative performance of each Institutional Fund and Acquiring Fund, the following table indicates the number of Acquiring Fund shares shareholders of each Institutional Fund would have received had the Reorganization taken place on the date indicated in the table.

Institutional Funds	Acquiring Funds	Number of Shares	Date
Institutional Global Focused Growth Equity Fund	Global Stock Fund	0.288	August 15, 2019
Institutional Global Growth Equity Fund	Global Growth Stock Fund	1.015	April 30, 2019
Institutional U.S. Structured Research Fund	U.S. Equity Research Fund	0.464	June 30, 2019

As soon as practicable after the Closing Date, each Institutional Fund will distribute, in liquidation of the Institutional Fund, pro rata to its shareholders of record as of the close of business on the Valuation Date, the full and fractional shares of each Acquiring Fund received in the exchange. The Institutional Funds will accomplish this distribution by transferring the corresponding Acquiring Fund shares then credited to the account of the Institutional Fund on the books of the Acquiring Fund to open accounts on the share records of I Class shares of the Acquiring Fund in the names of the Institutional Fund’s shareholders, and representing the respective pro rata number of the I Class shares of the Acquiring Fund due such shareholders. All issued and outstanding shares of the Institutional Funds will then be simultaneously canceled and redeemed.

The stock transfer books of the Institutional Funds will be permanently closed as of the close of business on the Valuation Date. The Institutional Funds will only accept redemption requests received prior to the close of regular trading on the New York Stock Exchange on the Valuation Date. Redemption requests received thereafter will be deemed to be requests for redemption of the Acquiring Fund shares to be distributed to Institutional Fund shareholders pursuant to each Plan.

Conditions to Closing

The obligation of each Institutional Fund to transfer its assets to the Acquiring Fund pursuant to each Plan is subject to the satisfaction of certain conditions precedent, including performance by the Acquiring Fund in all material respects of its agreements and undertakings under each Plan, receipt of certain documents from the Acquiring Fund and receipt of a tax opinion of counsel to the Acquiring Fund. The obligation of each Acquiring Fund to consummate the Reorganization is subject to the satisfaction of certain conditions precedent, including performance by each Institutional Fund of its agreements and undertakings under each Plan, receipt of certain documents and financial statements from each Institutional Fund, and receipt of a tax opinion of counsel to each Institutional Fund.

The consummation of the Reorganization is subject to a number of conditions set forth in the Plans, some of which may be waived by the Boards of the Funds. The Plans may be terminated and the proposed transaction abandoned at any time prior to the Closing Date. See “Other Matters” below.

Expenses of Reorganization

The estimated expenses related to each Reorganization are set forth under the heading, “Who will pay for the Reorganizations?” These costs represent management’s estimate of professional services and fees, any costs related to printing, and mailing, the information statement, brokerage expenses and transaction costs (including taxes and stamps). The costs related to the Reorganizations will be borne by the Funds since each Reorganization is expected to benefit shareholders. It is anticipated that substantially all of the Institutional Funds’ portfolio holdings will transfer to the Acquiring Funds as part of the Reorganizations. Prior to the Reorganizations, any derivatives positions (if applicable) will generally be closed out, and any holdings that are deemed worthless will be disposed of.

Tax Considerations

Each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a)(1)(C) of the IRC, with no gain or loss recognized as a consequence of the Reorganization by each Acquiring Fund and Institutional Fund or their shareholders.

The consummation of the transaction contemplated under the Plans is conditioned upon receipt of an opinion from Willkie Farr & Gallagher LLP, counsel to both Funds, to the effect that, on the basis of certain representations of fact by officers of the Institutional Funds and the Acquiring Funds, the existing provisions of the IRC, current administrative rules and court decisions, for federal income tax purposes:

• No gain or loss will be recognized by the Acquiring Funds or the Institutional Funds or their shareholders as a result of the Reorganization.

• Shareholders of each Institutional Fund will carry over the cost basis and holding periods of their Institutional Fund shares to their new I Class shares.

• The Acquiring Funds will assume the bases and holding periods of the Institutional Funds’ assets (other than certain assets, if any, subject to mark to market treatment under special tax rules).

To ensure that the transaction qualifies as a tax-free reorganization, it must meet certain requirements — the most important of which are that substantially all of the assets of the Institutional Funds are transferred and that the Acquiring Funds will maintain the historical business (as defined by the IRS) of the Institutional Fund. In the opinion of counsel and to the best knowledge of the Funds’ officers, the proposed transaction will comply with these and all other relevant requirements.

Other tax consequences to shareholders of the Institutional Funds are:

• Certain securities held by the Institutional Funds are expected to be sold prior to the transaction and not acquired by the Acquiring Funds. It is possible that any such sales will increase or decrease the expected distributions to shareholders of the Institutional Funds prior to the Reorganization. The exact amount of such sales and whether and to what extent they will result in taxable distributions to shareholders of the Institutional Funds will be influenced by a variety of factors and cannot be determined with certainty at this time.

• Since the cost bases of the Institutional Funds’ assets which are transferred will remain the same (other than certain assets, if any, subject to mark to market treatment under special tax rules), gains or losses on their subsequent sale by the Acquiring Funds will be shared with the shareholders of the Acquiring Funds. The potential shifting of tax consequences related to this is not expected to be significant.

• The Institutional Funds declare dividends annually (usually in December). Any taxable dividends of the Institutional Funds available for distribution prior to the Reorganizations will be distributed immediately prior to the Closing Date.

Based on the information available at the time of this Statement, it is anticipated that at the respective Closing Date, the Institutional Funds will not have any tax basis net realized capital losses. Any tax basis net realized capital losses of the Institutional Funds could be carried forward indefinitely to the applicable Acquiring Fund, although there may be certain limitations under the Code as to the amount that could be used each year by the Combined Fund to offset future tax basis net realized capital gains. In addition, based on the information available at the time of this Statement, it is anticipated that any tax basis net capital losses of the Acquiring Fund at the respective Closing Date can be carried forward indefinitely without annual limitation as to the amount that can be used to offset future tax basis net realized capital gains of the Combined Fund. As of June 30, 2019, Global Stock and Global Growth Stock Funds have tax basis capital loss carry forwards.

Both the Institutional Global Focused Growth Equity and Institutional Global Growth Equity Funds are expected to sell certain non-transferable international securities prior to each Fund's Reorganization, which are expected to result in capital gains. Based on information as of June 30, 2019, T. Rowe Price estimates that these sales would result in a net capital gain position of approximately $7,000,000 (or $0.99 per share) for Institutional Global Growth Equity Fund and approximately $460,000 (or $0.10 per share) for the Institutional Global Focused Growth Equity Fund. This amount does not take into account current year net realized capital gains (or losses). The Global Stock and Global Growth Stock Funds will, in turn, buy similar positions in the same securities prior to the Reorganizations. These transactions will result in brokerage expenses. T. Rowe Price estimates that the brokerage commission and other transaction costs (including taxes and stamps) relating to the sale and purchase of these non-transferable securities will be approximately $10,000 for replicating the positions of the Institutional Global Focused Growth Equity Fund in the Global Stock Fund, and approximately $110,000 for replicating the positions of the Institutional Global Growth Equity Fund in the Global Growth Stock Fund. In addition, the Institutional Funds will close out any derivatives positions (if applicable) and, although unlikely, sell any assets prior to the Reorganization that are deemed not acceptable to the applicable Acquiring Fund or inconsistent with the Acquiring Fund’s investment program, which could result in additional brokerage expenses and may affect the amount of income and capital gains that are required to be distributed. Because the Institutional Global Growth Equity and Institutional Global Focused Growth Equity Funds are expected to have realized gains at the time of the Reorganizations, it is anticipated that these Funds will distribute taxable income (including the realized gains) as a taxable dividend and taxable capital gains to shareholders prior to the Reorganization. The actual amount of capital gains (or losses) and brokerage commissions and other transaction costs resulting from the purchase and sale of any securities will differ from the amounts stated above due to changes in market conditions, portfolio composition, and market values at the time of sale. In addition, because the Acquiring Funds may have realized gains that are required to be distributed by the end of the year, Institutional Fund shareholders may, as shareholders of an Acquiring Fund, receive another taxable capital gain distribution in December (made by the Acquiring Fund) that they otherwise would not incur. In reporting tax information to their shareholders and the IRS, the Funds follow the IRS requirements.

Shareholders should recognize that an opinion of counsel is not binding on the IRS or on any court. The Funds do not expect to obtain a ruling from the IRS regarding the consequences of a Reorganization. Accordingly, if the IRS sought to challenge the tax treatment of a Reorganization and was successful, neither of which is anticipated, the Reorganizations would be treated as a taxable sale of assets of the Institutional Funds, followed by the taxable liquidation of the Institutional Funds.

Other Matters

To the extent permitted by law, the Boards of the Funds may amend the Plans without shareholder approval or may waive any default by the Institutional Funds or the Acquiring Funds or the failure to satisfy any of the conditions of their obligations, provided that no such amendment or waiver may be made if it would adversely affect shareholders of the Institutional Funds or the Acquiring Funds. The Plans may be terminated and the Reorganizations abandoned at any time by action of the Boards. The Boards may, at their election, terminate the Plans in the event that a Reorganization has not closed on or before December 31, 2019.

Description of I Class Shares

Full and fractional I Class shares of each Acquiring Fund will be issued to shareholders of the Institutional Funds in accordance with the procedures under the Plans as previously described. Each Acquiring Fund share will be fully paid and nonassessable when issued, will have no preemptive or conversion rights, and will be transferrable on its books. Ownership of I Class shares of an Acquiring Fund by former shareholders of an Institutional Fund will be recorded electronically and the Acquiring Funds will issue a confirmation to such shareholders relating to those shares acquired as a result of the Reorganizations.

The voting rights of the Institutional Funds and the Acquiring Funds are the same. As shareholders of an Acquiring Fund, former shareholders of an Institutional Fund will have the same voting rights with respect to the Acquiring Fund as they currently have with respect to their Institutional Fund. Neither the Institutional Funds nor the Acquiring Funds routinely hold meetings of shareholders. Both the Institutional Funds and the Acquiring Funds are organized as series of a Maryland corporation. To hold a shareholders’ meeting for a Maryland corporation, one-third of the corporation’s shares entitled to be voted must have been received by proxy or be present in person at the meeting.

Accounting Survivor and Performance Reporting

Each Acquiring Fund will be the surviving fund for accounting, tax, and performance reporting purposes. The Acquiring Fund’s historical financial statements will be utilized for all financial reporting after each Reorganization and the performance of each Institutional Fund will no longer be used.

Capitalization

The following tables show the unaudited capitalization of each Institutional Fund and Acquiring Fund (as of each period indicated in the table), and on a pro forma basis as of that date giving effect to the proposed acquisition of fund assets. The actual net assets of the Institutional Funds and Acquiring Funds on the Valuation Date will differ due to fluctuations in net asset values, subsequent purchases, and redemptions of shares.

Fund	Net Asset (000’s)*	Net Asset Value Per Share*	Shares Outstanding (000’s)*

Institutional Global Focused Growth Equity Fund	$18,602	$11.56	1,609
Global Stock Fund
Investor Class	1,492,910	40.09	37,236
I Class	519,409	40.14	12,940
Advisor Class	31,557	36.69	795

Pro Forma Adjustments**	(30)		(1,146)

Pro Forma Combined
Investor Class	1,492,910	40.09	37,236
I Class	537,981	40.14	13,404
Advisor Class	31,557	39.69	795

* Information is as of August 15, 2019.

** Pro Forma adjustments include the estimated one-time fees and expenses and other costs associated with the securities transfer incurred by the funds in connection with the consummation of the reorganization, including the estimated other fees and expenses described in “Expenses of Reorganization” under “Information About the Reorganization.”

Fund	Net Asset (000’s)*	Net Asset Value Per Share*	Shares Outstanding (000’s)*

Institutional Global Growth Equity Fund	$212,858	$28.75	7,404
Global Growth Stock Fund
Investor Class	214,515	28.29	7,583
I Class	225,898	28.32	7,976
Advisor Class	2,688	28.16	95

Pro Forma Adjustments**	(134)		110

Pro Forma Combined
Investor Class	214,515	28.29	7,583
I Class	438,622	28.32	15,491
Advisor Class	2,688	28.16	95

* Information is as of the Funds’ last semiannual period, April 30, 2019.

** Pro Forma adjustments include the estimated one-time fees and expenses and other costs associated with the securities transfer incurred by the funds in connection with the consummation of the reorganization, including the estimated other fees and expenses described in “Expenses of Reorganization” under “Information About the Reorganization.”

Fund	Net Asset (000’s)*	Net Asset Value Per Share*	Shares Outstanding (000’s)*

Institutional U.S. Structured Research Fund	$623,023	$10.93	57,010
U.S. Equity Research Fund
Investor Class	632,885	23.58	26,836
I Class	55,693	23.58	2,362
Advisor Class	9,527	23.54	405
R Class	6,766	23.45	288

Pro Forma Adjustments**	(21)		(30,589)

Pro Forma Combined
Investor Class	632,885	23.58	26,836
I Class	678,695	23.58	28,783
Advisor Class	9,527	23.54	405
R Class	6,766	23.45	288

* Information is as of the Funds’ last fiscal year end, December 31, 2018.

** Pro Forma adjustments include the estimated one-time fees and expenses and other costs associated with the securities transfer incurred by the funds in connection with the consummation of the reorganization, including the estimated other fees and expenses described in “Expenses of Reorganization” under “Information About the Reorganization.”

FINANCIAL HIGHLIGHTS

The Financial Highlights tables, which provide information about the financial history for each Institutional Fund and I Class, are based on a single share outstanding throughout the periods shown.

With respect to the Institutional Global Focused Growth Equity, Global Stock, Institutional Global Growth Equity, and Global Growth Stock Funds, the tables are part of each Fund’s financial statements, which are included in each Fund’s respective semiannual report. With respect to the Institutional U.S. Structured Research and U.S. Equity Research Funds, the tables are part of each Fund’s financial statements, which are included in each Fund’s respective annual report. Except for the information for the semiannual period ended April 30, 2019, the information has been audited by each Fund’s independent registered public accounting firm, PricewaterhouseCoopers LLP, whose report, along with each Fund’s financial highlights, is included in the Fund’s annual report, which is incorporated by reference into each Fund’s Statement of Additional Information and available upon request.

INSTITUTIONAL GLOBAL FOCUSED GROWTH EQUITY FUND
Unaudited
financial highlights	For a share outstanding throughout each period

	6 Months Ended 4/30/19	Year Ended 10/31/18	10/31/17	10/31/16	10/31/15	10/31/14
NET ASSET VALUE
Beginning of period	$12.10	$13.82	$11.61	$11.51	$13.78	$12.27

Investment activities
Net investment income(1) (2)	0.04	0.04	0.06	0.08	0.05	0.07
Net realized and unrealized gain / loss	1.51	0.68	3.06	0.54	0.56	1.53
Total from investment activities	1.55	0.72	3.12	0.62	0.61	1.60

Distributions
Net investment income	(0.04)	(0.06)	(0.21)	(0.05)	(0.06)	(0.06)
Net realized gain	(1.52)	(2.38)	(0.70)	(0.47)	(2.82)	(0.03)
Total distributions	(1.56)	(2.44)	(0.91)	(0.52)	(2.88)	(0.09)

NET ASSET VALUE
End of period	$12.09	$12.10	$13.82	$11.61	$11.51	$13.78

INSTITUTIONAL GLOBAL FOCUSED GROWTH EQUITY FUND
Unaudited
financial highlights	For a share outstanding throughout each period

	6 Months Ended 4/30/19	Year Ended 10/31/18	10/31/17	10/31/16	10/31/15	10/31/14

Ratios/Supplemental Data

Total return(2) (3)	15.47%	5.43%	29.04%	5.64%	6.37%	13.11%

Ratios to average net assets:(2)
Gross expenses before waivers/payments by Price Associates	1.20%(4)	1.17%	1.32%	1.00%	0.96%	0.95%
Net expenses after waivers/payments by Price Associates	0.75%(4)	0.75%	0.76%	0.75%	0.75%	0.75%
Net investment income	0.65%(4)	0.33%	0.54%	0.71%	0.47%	0.51%

Portfolio turnover rate	44.2%	111.5%	105.7%	136.8%	139.8%	159.7%
Net assets, end of period (in thousands)	$58,675	$47,762	$43,284	$66,723	$93,844	$28,155
(1)	Per share amounts calculated using average shares outstanding method.
(2)	Includes the impact of expense-related arrangements with Price Associates.
(3)

Total return reflects the rate that an investor would have earned on an investment in the fund during each period, assuming reinvestment of all distributions and payment of no redemption or account fees, if applicable. Total return is not annualized for periods less than one year.

(4)	Annualized

GLOBAL STOCK FUND—I CLASS
Unaudited
financial highlights	For a share outstanding throughout each period

	6 Months Ended 4/30/19	Year Ended 10/31/18	3/6/17(1) Through 10/31/17
NET ASSET VALUE
Beginning of period	$38.60	$36.81	$31.09

Investment activities
Net investment income(2) (3)	0.15	0.18	0.16
Net realized and unrealized gain/loss	5.41	1.77	5.56
Total from investment activities	5.56	1.95	5.72

Distributions
Net investment income	(0.12)	(0.16)	–
Net realized gain	(1.93)	(0.01)	–
Total distributions	(2.05)	(0.17)	–
Redemption fees added to paid-in capital(2)	– (4)(5)	0.01	– (5)

NET ASSET VALUE
End of period	$42.11	$38.60	$36.81

GLOBAL STOCK FUND—I CLASS
Unaudited
financial highlights	For a share outstanding throughout each period

	6 Months Ended 4/30/19	Year Ended 10/31/18	3/6/17(1) Through 10/31/17
Ratios/Supplemental Data

Total return(3) (6)	15.53%	5.33%	18.40%

Ratios to average net assets:(3)
Gross expenses before waivers/payments by Price Associates	0.68%(7)	0.68%	0.69%(7)
Net expenses after waivers/payments by Price Associates	0.68%(7)	0.68%	0.69%(7)
Net investment income	0.78%(7)	0.45%	0.75%(7)

Portfolio turnover rate	34.2%	104.1%	96.4%
Net assets, end of period (in thousands)	$287,939	$189,398	$13,138
(1)	Inception date
(2)	Per share amounts calculated using average shares outstanding method.
(3)	Includes the impact of expense-related arrangements with Price Associates.
(4)	The fund charged redemption fees through March 31, 2019.
(5)	Amounts round to less than $0.01 per share.
(6)

Total return reflects the rate that an investor would have earned on an investment in the fund during each period, assuming reinvestment of all distributions and payment of no redemption or account fees, if applicable. Total return is not annualized for periods less than one year.

(7)	Annualized

INSTITUTIONAL GLOBAL GROWTH EQUITY FUND
Unaudited
financial highlights	For a share outstanding throughout each period

	6 Months Ended 4/30/19	Year Ended 10/31/18	10/31/17	10/31/16	10/31/15	10/31/14
NET ASSET VALUE
Beginning of period	$ 26.88	$ 28.14	$ 21.93	$ 22.23	$ 23.13	$ 21.71

Investment activities
Net investment income(1) (2)	0.05	0.10	0.14	0.15	0.27	0.14
Net realized and unrealized gain/ loss	3.84	0.07(3)	6.23	0.41	0.16	2.19
Total from investment activities	3.89	0.17	6.37	0.56	0.43	2.33

Distributions
Net investment income	(0.10)	(0.12)	(0.16)	(0.26)	(0.10)	(0.13)
Net realized gain	(1.92)	(1.32)	–	(0.60)	(1.23)	(0.78)
Total distributions	(2.02)	(1.44)	(0.16)	(0.86)	(1.33)	(0.91)
Redemption fees added to paid-in capital(1)	– (4) (5)	0.01	– (4)	– (4)	– (4)	– (4)
NET ASSET VALUE
End of period	$ 28.75	$ 26.88	$ 28.14	$ 21.93	$ 22.23	$ 23.13

INSTITUTIONAL GLOBAL GROWTH EQUITY FUND
Unaudited
financial highlights	For a share outstanding throughout each period

	6 Months Ended 4/30/19	Year Ended 10/31/18	10/31/17	10/31/16	10/31/15	10/31/14
Ratios/Supplemental Data

Total return(2) (6)	15.97%	0.52%	29.27%	2.68%	2.17%	11.18%

Ratios to average net assets:(2)
Gross expenses before waivers/ payments by Price Associates	0.76%(7)	0.74%	0.75%	0.76%	0.77%	0.81%
Net expenses after waivers/payments by Price Associates	0.76%(7)	0.74%	0.75%	0.75%	0.75%	0.75%
Net investment income	0.42%(7)	0.34%	0.55%	0.72%	1.18%	0.64%

Portfolio turnover rate	32.9%	76.2%	84.0%	79.6%	106.0%	100.8%
Net assets, end of period (in thousands)	$ 212,858	$ 436,592	$ 434,345	$ 345,647	$ 280,473	$ 256,545
(1)	Per share amounts calculated using average shares outstanding method.
(2)	Includes the impact of expense-related arrangements with Price Associates.
(3)

The amount presented is inconsistent with the fund's aggregate gains and losses because of the timing of sales and redemptions of fund shares in relation to fluctuating market values for the investment portfolio.

(4)	Amounts round to less than $0.01 per share.
(5)	The fund charged redemption fees through March 31, 2019.
(6)

Total return reflects the rate that an investor would have earned on an investment in the fund during each period, assuming reinvestment of all distributions and payment of no redemption or account fees, if applicable. Total return is not annualized for periods less than one year.

(7)	Annualized

GLOBAL GROWTH STOCK FUND—I CLASS
Unaudited
financial highlights	For a share outstanding throughout each period

	6 Months Ended 4/30/19	Year Ended 10/31/18	3/6/17(1) Through 10/31/17
NET ASSET VALUE
Beginning of period	$24.81	$24.97	$20.65

Investment activities
Net investment income(2) (3)	0.08	0.09	0.02
Net realized and unrealized gain/loss	3.89	–(4)	4.30
Total from investment activities	3.97	0.09	4.32

Distributions
Net investment income	(0.06)	(0.03)	–
Net realized gain	(0.40)	(0.22)	–
Total distributions	(0.46)	(0.25)	–

NET ASSET VALUE
End of period	$28.32	$24.81	$24.97

GLOBAL GROWTH STOCK FUND—I CLASS
Unaudited
financial highlights	For a share outstanding throughout each period

	6 Months Ended 4/30/19	Year Ended 10/31/18	3/6/17(1) Through 10/31/17
Ratios/Supplemental Data

Total return(2) (5)	16.39%	0.33%	20.92%

Ratios to average net assets:(2)
Gross expenses before waivers/payments by Price Associates	0.73%(6)	0.74%	0.89%(6)
Net expenses after waivers/payments by Price Associates	0.69%(6)	0.68%	0.70%(6)
Net investment income	0.59%(6)	0.32%	0.20%(6)

Portfolio turnover rate	38.2%	120.0%	69.7%
Net assets, end of period (in thousands)	$225,898	$211,811	$34,109
(1)	Inception date
(2)	Includes the impact of expense-related arrangements with Price Associates.
(3)	Per share amounts calculated using average shares outstanding method.
(4)	Amounts round to less than $0.01 per share.
(5)

Total return reflects the rate that an investor would have earned on an investment in the fund during each period, assuming reinvestment of all distributions and payment of no redemption or account fees, if applicable. Total return is not annualized for periods less than one year.

(6)	Annualized

INSTITUTIONAL U.S. STRUCTURED RESEARCH FUND

Unaudited

FINANCIAL HIGHLIGHTS	For a share outstanding throughout each period

	6 Months Ended 6/30/19	Year Ended 12/31/18	12/31/17	12/31/16	12/31/15	12/31/14
NET ASSET VALUE
Beginning of period	$10.93	$12.92	$11.82	$11.84	$12.64	$12.39

Investment activities
Net investment income(1) (2)	0.08	0.20	0.16	0.17	0.20	0.16
Net realized and unrealized gain/loss	2.06	(0.75)	2.66	1.07	0.17	1.34
Total from investment activities	2.14	(0.55)	2.82	1.24	0.37	1.50

Distributions
Net investment income	–	(0.18)	(0.18)	(0.19)	(0.25)	(0.18)
Net realized gain	–	(1.26)	(1.54)	(1.07)	(0.92)	(1.07)
Total distributions	–	(1.44)	(1.72)	(1.26)	(1.17)	(1.25)

NET ASSET VALUE
End of period	$13.07	$10.93	$12.92	$11.82	$11.84	$12.64

INSTITUTIONAL U.S. STRUCTURED RESEARCH FUND

Unaudited

FINANCIAL HIGHLIGHTS					For a share outstanding throughout each period

	6 Months Ended 6/30/19		Year Ended 12/31/18	12/31/17	12/31/16	12/31/15	12/31/14
Ratios/Supplemental Data

Total return(2) (3)	19.58%		(4.43)%	23.81%	10.37%	2.94%	12.35%

Ratios to average net assets:(2)
Gross expenses before waivers/payments by Price Associates	0.51	%(4)	0.55%	0.55%	0.55%	0.54%	0.54%
Net expenses after waivers/payments by Price Associates	0.51	%(4)	0.55%	0.55%	0.55%	0.54%	0.54%
Net investment income	1.32	%(4)	1.50%	1.24%	1.43%	1.57%	1.25%

Portfolio turnover rate	21.9%		47.3%	36.4%	34.0%	57.0%	47.2%
Net assets, end of period (in thousands)	$825,632		$623,023	$636,467	$603,013	$636,555	$753,164

(1) Per share amounts calculated using average shares outstanding method.

(2) Includes the impact of expense-related arrangements with Price Associates.

(3) Total return reflects the rate that an investor would have earned on an investment in the fund during each period, assuming reinvestment of all distributions and payment of no redemption or account fees, if applicable. Total return is not annualized for periods less than one year.

(4) Annualized

U.S. EQUITY RESEARCH FUND—I CLASS

Unaudited

FINANCIAL HIGHLIGHTS	For a share outstanding throughout each period

	6 Months Ended 6/30/19	Year Ended 12/31/18	12/31/17	11/29/16(1) Through 12/31/16
NET ASSET VALUE
Beginning of period	$23.58	$26.05	$22.54	$23.88

Investment activities
Net investment income(2) (3)	0.18	0.42	0.34	0.03
Net realized and unrealized gain/loss	4.42	(1.53)	5.04	0.27
Total from investment activities	4.60	(1.11)	5.38	0.30

Distributions
Net investment income	–	(0.33)	(0.32)	(0.28)
Net realized gain	–	(1.03)	(1.55)	(1.36)
Total distributions	–	(1.36)	(1.87)	(1.64)

NET ASSET VALUE
End of period	$28.18	$23.58	$26.05	$22.54

U.S. EQUITY RESEARCH FUND—I CLASS

Unaudited

FINANCIAL HIGHLIGHTS			For a share outstanding throughout each period

	6 Months Ended 6/30/19		Year Ended 12/31/18	12/31/17	11/29/16(1) Through 12/31/16
Ratios/Supplemental Data

Total return(3) (4)	19.51%		(4.45)%	23.85%	1.19%

Ratios to average net assets:
Gross expenses before waivers/payments by Price Associates	0.52	%(5)	0.55%	0.56%	0.57	%(5)
Net expenses after waivers/payments by Price Associates	0.51	%(5)	0.54%	0.54%	0.54	%(5)
Net investment income	1.32	%(5)	1.55%	1.31%	1.58	%(5)

Portfolio turnover rate	23.2%		33.5%	36.8%	46.6%
Net assets, end of period (in thousands)	$88,357		$55,693	$44,421	$236

(1) Inception date

(2) Per share amounts calculated using average shares outstanding method.

(3) Includes the impact of expense-related arrangements with Price Associates.

(4) Total return reflects the rate that an investor would have earned on an investment in the fund during each period, assuming reinvestment of all distributions and payment of no redemption or account fees, if applicable. Total return is not annualized for periods less than one year.

(5) Annualized

FINANCIAL STATEMENTS

The financial statements of the Funds included in each Fund’s annual report to shareholders are incorporated by reference into the SAI and have been audited by PricewaterhouseCoopers LLP. The unaudited financial statements of the Funds included in each Fund’s semiannual report to shareholders are also incorporated by reference into the SAI. Copies of the reports are available by request as described above.

COMPARISON OF INVESTMENT OBJECTIVES,
POLICIES, AND RESTRICTIONS

The investment objectives, policies, and restrictions of the Funds are described in greater detail in their respective prospectuses.

What are the Funds’ investment objectives and policies?

Institutional Global Focused Growth Equity Fund into Global Stock Fund

The investment objectives of the Funds are identical. Both Funds seek long-term growth of capital through investments primarily in the common stocks of established companies throughout the world, including the U.S. In seeking to achieve their investment objective, the Funds are guided by identical investment policies and restrictions.

The following describes both Funds’ principal investment strategies:

The Funds seek to be broadly diversified by investing in a variety of industries in developed and, to a lesser extent, emerging markets. The Funds normally invest in at least five countries, one of which is the U.S. Under normal conditions, at least 80% of the Funds’ net assets (including any borrowings for investment purposes) will be invested in stocks and at least 40% of the fund’s net assets will be invested in stocks of companies outside the U.S. (at least 30% if foreign market conditions are not favorable). While the fund has flexibility to purchase stocks of companies of any size, investments will typically focus on large and mid-cap growth stocks.

While the adviser invests with an awareness of the global economic backdrop and the adviser’s outlook for certain industries, sectors, and individual countries, the adviser’s decision-making process focuses on bottom-up stock selection. Country allocation is driven largely by stock selection, though the adviser may limit investments in markets or industries that appear to have poor overall prospects.

Security selection reflects a growth style. The adviser relies on a global team of investment analysts dedicated to in-depth fundamental research in an effort to identify companies capable of achieving and sustaining above-average, long-term earnings growth. The adviser seeks to purchase stocks of companies at reasonable prices in relation to present or anticipated earnings, cash flow, or book value. The Funds may at times invest significantly in certain sectors, such as the information technology sector.

In selecting investments, the adviser generally favors companies with one or more of the following characteristics:

• leading or improving market position;

• attractive business niche;

• attractive or improving franchise or industry position;

• seasoned management;

• stable or improving earnings and/or cash flow; and

• sound or improving balance sheet.

The Funds may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

The Funds have identical fundamental investment restrictions and policies, each of which are explained in each Fund’s prospectus and Statement of Additional Information. As a fundamental policy, the Funds may not:

• Borrow money, except that the funds may (i) borrow for non-leveraging, temporary, or emergency purposes; and (ii) engage in reverse repurchase agreements and make other investments or engage in other transactions, which may involve a borrowing, in a manner consistent with the funds’ investment objectives and programs, provided that the combination of (i) and (ii) shall not exceed 33⅓% of the value of the funds’ total assets (including the amount borrowed) less liabilities (other than borrowings) or such other percentage permitted by law. Any borrowings that come to exceed this amount will be reduced in accordance with applicable law. The funds may borrow from banks, other Price Funds, or other persons to the extent permitted by applicable law;

• Purchase or sell commodities, except to the extent permitted by applicable law;

• Purchase the securities of any issuer if, as a result, more than 25% of the value of the funds’ net assets would be invested in the securities of issuers having their principal business activities in the same industry;

• Make loans, although the funds may (i) lend portfolio securities and participate in an interfund lending program with other Price Funds provided that no such loan may be made if, as a result, the aggregate of such loans would exceed 33⅓% of the value of the funds’ total assets; (ii) purchase money market securities and enter into repurchase agreements; and (iii) acquire publicly distributed or privately placed debt securities and purchase debt;

• Purchase a security if, as a result, with respect to 75% of the value of the funds’ total assets, more than 5% of the value of the funds’ total assets would be invested in the securities of a single issuer, except for cash; securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities; and securities of other investment companies;

• Purchase a security if, as a result, with respect to 75% of the value of the funds’ total assets, more than 10% of the outstanding voting securities of any issuer would be held by the funds (other than obligations issued or guaranteed by the U.S. government, its agencies, or instrumentalities);

• Purchase or sell real estate, including limited partnership interests therein, unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the funds from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);

• Issue senior securities except in compliance with the 1940 Act; and

• Underwrite securities issued by other persons, except to the extent that the funds may be deemed to be an underwriter within the meaning of the 1933 Act in connection with the purchase and sale of fund portfolio securities in the ordinary course of pursuing their investment programs.

The Funds’ are also subject to the following operating policies, each of which are explained in each Fund’s prospectus and Statement of Additional Information:

• The Funds’ investments in P-notes are limited to 20% of total assets. Investments in P-notes are not subject to the limit on investments in hybrid instruments.

• The Funds may invest up to 5% of total assets in below investment-grade bonds. The Funds’ investments in convertible securities are not subject to this limit.

• Initial margin deposits on futures and premiums on options used for non-hedging purposes will not exceed 5% of the Funds’ net asset value. The total market value of securities covering call or put options may not exceed 25% of the Funds’ total assets. No more than 5% of the Funds’ total assets will be committed to premiums when purchasing call or put options.

• The Funds’ investments in hybrid instruments are limited to 10% of total assets.

Institutional Global Growth Equity Fund into Global Growth Stock Fund

The investment objectives of the Funds are identical. Both Funds seek long-term growth of capital through investments primarily in the common stocks of large-cap companies throughout the world, including the U.S. In seeking to achieve their investment objective, the Funds are guided by identical investment policies and restrictions.

The following describes both Funds’ principal investment strategies:

The Funds normally invests at least 80% of their net assets (including any borrowings for investment purposes) in stocks of large-cap companies. Under normal conditions, the Funds will invest in at least five countries, one of which will be the U.S., and at least 40% of their net assets will be invested in stocks of large-cap companies outside the U.S., including companies in emerging markets (at least 30% if foreign market conditions are not favorable).

The Funds define a large-cap company as one whose market capitalization (number of shares outstanding multiplied by share price) falls within or above the applicable range for companies included in the MSCI All Country World

Large Cap Index. The Funds’ and MSCI Inc.’s definition of a large-cap company depends on whether the company is located in a developed market or an emerging market. As of December 31, 2018, the Index’s market capitalization range for large-cap companies in developed markets was approximately $5 billion to $785 billion, and the market capitalization range for large-cap companies in emerging markets was approximately $970 million to $382 billion. The Funds also rely on MSCI Inc. to classify a particular country as developed or emerging. The market capitalization of the companies in the Funds’ portfolio and the Index changes over time; the Funds will not automatically sell or cease to purchase additional stock of a company it already owns just because the company’s market capitalization falls below the range of the Index.

While the adviser invests with an awareness of the global economic backdrop and the adviser’s outlook for certain industries, sectors, and individual countries, the adviser’s decision-making process focuses on bottom-up stock selection. Country allocation is driven largely by stock selection, though the adviser may limit investments in markets or industries that appear to have poor overall prospects.

Security selection reflects a growth style. The adviser relies on a global team of investment analysts dedicated to in-depth fundamental research in an effort to identify companies capable of achieving and sustaining above-average, long-term earnings growth. The adviser seeks to purchase stocks of companies at reasonable prices in relation to present or anticipated earnings, cash flow, or book value.

In selecting investments, the adviser generally favors companies with one or more of the following characteristics:

• leading or improving market position;

• attractive business niche;

• attractive or improving franchise or industry position;

• seasoned management;

• stable or improving earnings and/or cash flow; and

• sound or improving balance sheet.

The Funds may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

The Funds have identical fundamental investment restrictions and policies, each of which are explained in each Fund’s prospectus and Statement of Additional Information. As a fundamental policy, the Funds may not:

• Borrow money, except that the funds may (i) borrow for non-leveraging, temporary, or emergency purposes; and (ii) engage in reverse repurchase agreements and make other investments or engage in other transactions, which may involve a borrowing, in a manner consistent with the funds’ investment objectives and programs, provided that the combination of (i) and (ii) shall not exceed 33⅓% of the value of the funds’ total assets (including the amount borrowed) less liabilities (other than borrowings) or such other percentage permitted by law. Any borrowings that come to exceed this amount will be reduced in accordance with applicable law. The funds may borrow from banks, other Price Funds, or other persons to the extent permitted by applicable law;

• Purchase or sell commodities, except to the extent permitted by applicable law;

• Purchase the securities of any issuer if, as a result, more than 25% of the value of the funds’ net assets would be invested in the securities of issuers having their principal business activities in the same industry;

• Make loans, although the funds may (i) lend portfolio securities and participate in an interfund lending program with other Price Funds provided that no such loan may be made if, as a result, the aggregate of such loans would exceed 33⅓% of the value of the funds’ total assets; (ii) purchase money market securities and enter into repurchase agreements; and (iii) acquire publicly distributed or privately placed debt securities and purchase debt;

• Purchase a security if, as a result, with respect to 75% of the value of the funds’ total assets, more than 5% of the value of the funds’ total assets would be invested in the securities of a single issuer, except for cash; securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities; and securities of other investment companies;

• Purchase a security if, as a result, with respect to 75% of the value of the funds’ total assets, more than 10% of the outstanding voting securities of any issuer would be held by the funds (other than obligations issued or guaranteed by the U.S. government, its agencies, or instrumentalities);

• Purchase or sell real estate, including limited partnership interests therein, unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the funds from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);

• Issue senior securities except in compliance with the 1940 Act; and

• Underwrite securities issued by other persons, except to the extent that the funds may be deemed to be an underwriter within the meaning of the 1933 Act in connection with the purchase and sale of fund portfolio securities in the ordinary course of pursuing their investment programs.

The Funds’ are also subject to the following policies, each of which are explained in each Fund’s prospectus and Statement of Additional Information:

• The Funds’ investments in P-notes are limited to 20% of total assets. Investments in P-notes are not subject to the limit on investments in hybrid instruments.

• The Funds may invest up to 5% of total assets in below investment-grade bonds. The Funds’ investments in convertible securities are not subject to this limit.

• Initial margin deposits on futures and premiums on options used for non-hedging purposes will not exceed 5% of the Funds’ net asset value. The total market value of securities covering call or put options may not exceed 25% of the Funds’ total assets. No more than 5% of the Funds’ total assets will be committed to premiums when purchasing call or put options.

• The Funds’ investments in hybrid instruments are limited to 10% of total assets.

Institutional U.S. Structured Research Fund into U.S. Equity Research Fund

The investment objectives of the Funds are identical. Both Funds seek to provide long-term capital growth by investing primarily in U.S. common stocks. In seeking to achieve their investment objective, the Funds are guided by identical investment policies and restrictions.

The following describes both Funds’ principal investment strategies:

The strategy attempts to create a portfolio with similar characteristics to the Standard & Poor’s 500 Stock Index® (S&P 500 Index) with the potential to provide excess returns relative to the Index. The Funds use a disciplined portfolio construction process whereby they weight each sector and industry approximately the same as the S&P 500 Index. Within each sector and industry, the weighting of individual fund holdings can vary significantly from their weighting within the S&P 500 Index. The Funds, which may be considered “enhanced index” funds, attempt to outperform the S&P 500 Index by overweighting those stocks that are viewed favorably relative to their weighting in the Index, and underweighting or avoiding those stocks that are viewed negatively. The Funds may also purchase stocks that are not in the S&P 500 Index, but at least 80% of the Funds’ total assets will normally be invested in stocks that are in the S&P 500 Index at the time of purchase.

A portfolio oversight team is responsible for the overall structure of the fund and for developing rules for portfolio construction. The portfolio oversight team seeks to take advantage of T. Rowe Price’s fundamental research by assigning equity analysts to select stocks for the Funds within industries where they have focused expertise. The equity analysts are directly responsible for selecting stocks and determining the stocks’ weights within their industry-specific portfolios. The analysts actively select stocks from the industries they cover based on fundamental research, which considers various factors such as the quality of a company’s management team and its business franchise, earnings growth potential of a company and its market sector, and valuation. The Funds’ portfolio oversight team maintains responsibility for evaluating the performance of the overall portfolio and the analysts’ stock selections, tracking and aligning the Funds’ risk characteristics with those of the S&P 500 Index, monitoring the portfolio’s exposures to industries and sectors, managing cash flows into and out of the Funds, and ensuring overall compliance by the analysts with the fund’s portfolio construction principles. The portfolio oversight team is responsible for selecting stocks that meet the Funds’ investment criteria, but have not yet been assigned to an analyst.

Because the Funds are designed to have similar characteristics to the S&P 500 Index, there is expected to be a relatively close correlation between the fund’s performance and the performance of the Index in both rising and falling markets. However, when compared to a fund that follows a strict indexing strategy, there is a much greater chance that the Funds’ performance will deviate from the Index (referred to as “tracking error”) and the potential for higher portfolio turnover, which increases the possibility of taxable distributions to shareholders and results in higher transaction costs to the Funds.

The Funds will generally remain fully invested (less than 5% in cash reserves) and seek to be sector neutral when compared to the S&P 500 Index. While the majority of assets will be invested in large-capitalization U.S. common stocks, small- and mid-capitalization and foreign stocks may also be purchased in keeping with fund objectives. Securities may be sold for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

In pursuing its investment objective, the Funds have the discretion to deviate from their normal investment criteria. These situations might arise when the adviser believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

The Funds have identical fundamental investment restrictions and policies, each of which are explained in each Fund’s prospectus and Statement of Additional Information. As a fundamental policy, the Funds may not:

• Borrow money, except that the funds may (i) borrow for non-leveraging, temporary, or emergency purposes; and (ii) engage in reverse repurchase agreements and make other investments or engage in other transactions, which may involve a borrowing, in a manner consistent with the funds’

investment objectives and programs, provided that the combination of (i) and (ii) shall not exceed 33⅓% of the value of the funds’ total assets (including the amount borrowed) less liabilities (other than borrowings) or such other percentage permitted by law. Any borrowings that come to exceed this amount will be reduced in accordance with applicable law. The funds may borrow from banks, other Price Funds, or other persons to the extent permitted by applicable law;

• Purchase or sell commodities, except to the extent permitted by applicable law;

• Purchase the securities of any issuer if, as a result, more than 25% of the value of the funds’ net assets would be invested in the securities of issuers having their principal business activities in the same industry;

• Make loans, although the funds may (i) lend portfolio securities and participate in an interfund lending program with other Price Funds provided that no such loan may be made if, as a result, the aggregate of such loans would exceed 33⅓% of the value of the funds’ total assets; (ii) purchase money market securities and enter into repurchase agreements; and (iii) acquire publicly distributed or privately placed debt securities and purchase debt;

• Purchase a security if, as a result, with respect to 75% of the value of the funds’ total assets, more than 5% of the value of the funds’ total assets would be invested in the securities of a single issuer, except for cash; securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities; and securities of other investment companies;

• Purchase a security if, as a result, with respect to 75% of the value of the funds’ total assets, more than 10% of the outstanding voting securities of any issuer would be held by the funds (other than obligations issued or guaranteed by the U.S. government, its agencies, or instrumentalities);

• Purchase or sell real estate, including limited partnership interests therein, unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the funds from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);

• Issue senior securities except in compliance with the 1940 Act; and

• Underwrite securities issued by other persons, except to the extent that the funds may be deemed to be an underwriter within the meaning of the 1933 Act in connection with the purchase and sale of fund portfolio securities in the ordinary course of pursuing their investment programs.

The Funds’ are also subject to the following policies, each of which are explained in each Fund’s prospectus and Statement of Additional Information:

• The Funds’ investments in foreign securities are limited to 20% of total assets. Subject to the overall limit on the Funds’ investments in foreign securities, there is no limit on the amount of foreign investments that may be made in emerging markets.

• The Funds’ investments in noninvestment-grade debt instruments, which could include “junk” bonds and loans, are limited to 10% of total assets. The Funds’ investments in convertible securities are not subject to this limit.

• Initial margin deposits on futures and premiums on options used for non-hedging purposes will not exceed 5% of the Funds’ net asset value. The total market value of securities covering call or put options may not exceed 25% of the Funds’ total assets. No more than 5% of the Funds’ total assets will be committed to premiums when purchasing call or put options.

• The Funds’ investments in hybrid instruments are limited to 10% of total assets.

What are the main risks of investing in these two Funds?

Institutional Global Focused Growth Equity Fund into Global Stock Fund

Active management risks The investment adviser’s judgments about the attractiveness, value, or potential appreciation of the Funds’ investments may prove to be incorrect. The Funds could underperform in comparison to other funds with a similar benchmark or similar objectives and investment strategies if the Funds’ overall investment selections or strategies fail to produce the intended results.

Risks of stock investing Common stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. The value of a stock in which the Funds invest may decline due to general weakness in the stock market or because of factors that affect a particular company or industry.

International investing risks Investing in the securities of non-U.S. issuers involves special risks not typically associated with investing in U.S. issuers. International securities tend to be more volatile and have lower overall liquidity than investments in U.S. securities and may lose value because of adverse local, political, social, or economic developments overseas, or due to changes in the exchange rates between foreign currencies and the U.S. dollar. In addition, international investments are subject to settlement practices and regulatory and financial reporting standards that differ from those of the U.S. These risks are heightened for the Funds’ investments in emerging markets, which are more susceptible to governmental interference, less efficient trading markets, and the imposition of local taxes and restrictions on gaining access to the Funds’ investments. The United Kingdom’s exit from the EU (“Brexit”) may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound’s exchange rate against the United States dollar, the euro and other currencies, which may impact fund returns. In addition, China’s economy may be adversely impacted by trade or political disputes with China’s major trading partners, including the U.S., which may lead to significant volatility.

Investment style risks Different investment styles tend to shift in and out of favor depending on market conditions and investor sentiment. The Funds’ growth approach to investing could cause them to underperform other stock funds that employ a different investment style. Growth stocks tend to be more volatile than certain other types of stocks, and their prices may fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividends that can help cushion its share price in a declining market.

Market capitalization risks The Funds’ focus on large and medium-sized companies subjects the Funds to the risks that larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and that they may be less capable of responding quickly to competitive challenges and industry changes. Because the Funds focus on large and medium-sized companies, its share price could be more volatile than Funds that invest only in large companies. Medium-sized companies typically have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies.

Sector concentration risks At times, the Funds may have a significant portion of its assets invested in securities of companies conducting business in a broadly related group of industries within an economic sector. Companies in the same economic sector may be similarly affected by economic or market events, making the fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly. For example, the Funds may have a significant portion of their assets invested in securities of companies in the information technology sector. Companies in the information technology sector can be adversely affected by, among other things, intense competition, earnings disappointments, and rapid obsolescence of products and services due to technological innovations or changing consumer preferences.

Institutional Global Growth Equity Fund into Global Growth Stock Fund

Active management risks The investment adviser’s judgments about the attractiveness, value, or potential appreciation of the Funds’ investments may prove to be incorrect. The Funds could underperform in comparison to other Funds with a similar benchmark or similar objectives and investment strategies if the Funds’ overall investment selections or strategies fail to produce the intended results.

Risks of stock investing Common stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. The value of a stock in which the Funds invest may decline due to general weakness in the stock market or because of factors that affect a particular company or industry.

International investing risks Investing in the securities of non-U.S. issuers involves special risks not typically associated with investing in U.S. issuers. International securities tend to be more volatile and have lower overall liquidity than investments in U.S. securities and may lose value because of adverse local, political, social, or economic developments overseas, or due to changes in the exchange rates between foreign currencies and the U.S. dollar. In addition, international investments are subject to settlement practices and regulatory and financial reporting standards that differ from those of the U.S. The United Kingdom’s exit from the EU (“Brexit”) may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound’s exchange rate against the United States dollar, the euro and other currencies, which may impact fund returns. In addition, China’s economy may be adversely impacted by trade or political disputes with China’s major trading partners, including the U.S., which may lead to significant volatility.

Emerging markets risks The risks of international investing are heightened for securities of issuers in emerging market countries. Emerging market countries tend to have economic structures that are less diverse and mature, and political systems that are less stable, than those of developed countries. In addition to all of the risks of investing in international developed markets, emerging markets are more susceptible to governmental interference, local taxes being imposed on international investments, restrictions on gaining access to the fund’s investments, and less efficient trading markets with lower overall liquidity.

Investment style risks Different investment styles tend to shift in and out of favor depending on market conditions and investor sentiment. The Funds’ growth approach to investing could cause it to underperform other stock Funds that employ a different investment style. Growth stocks tend to be more volatile than certain other types of stocks, and their prices may fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividends that can help cushion its share price in a declining market.

Market capitalization risks Although stocks issued by larger companies tend to have less overall volatility than stocks issued by smaller companies, larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods. In addition, larger companies may be less capable of responding quickly to competitive challenges and industry changes, and may suffer sharper price declines as a result of earnings disappointments.

Institutional U.S. Structured Research Fund into U.S. Equity Research Fund

Active management risks The investment adviser’s judgments about the attractiveness, value, or potential appreciation of the fund’s investments may prove to be incorrect. The Funds could underperform other funds with a similar benchmark or similar objectives and investment strategies if the Funds’ overall investment selections or strategies fail to produce the intended results.

Risks of U.S. stock investing Common stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising and falling prices. The value of a stock in which the fund invests may decline due to general weakness in the U.S. stock market, such as when the U.S. financial markets decline, or because of factors that affect a particular company or industry.

Investment style risks Different investment styles tend to shift in and out of favor depending on market conditions and investor sentiment. Because the Funds may hold stocks with either growth or value characteristics, they could underperform other stock funds that take a strictly growth or value approach to investing when one style is currently in favor. Growth stocks tend to be more volatile than the overall stock market and can have sharp price declines as a result of earnings disappointments. Value stocks carry the risk that the market will not recognize their intrinsic value or that they are actually appropriately priced at a low level.

Market capitalization risks The Funds’ focus on large companies subjects the Funds to the risks that larger companies may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods, and that they may be less capable of responding quickly to competitive challenges and industry changes. Because the Funds may invest in companies of any size, their share price could be more volatile than funds that invest only in large companies. Small and medium-sized companies typically have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies.

Foreign investing risks The Funds’ investments in foreign holdings may be adversely affected by local, political, social, and economic conditions overseas, greater volatility, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

ADDITIONAL INFORMATION ABOUT THE FUNDS

How has each Fund performed?

The following performance information provides some indication of the risks of investing in the Funds. The Funds’ performance information represents only past performance (before and after taxes) and is not necessarily an indication of future results.

The following bar charts illustrate how much returns can differ from year to year by showing calendar year returns and the best and worst calendar quarter returns during those years for each Fund or Class. Returns for other share classes of the Acquiring Funds vary since they have different expenses.

The Fund’s return for the six months ended 6/30/2019 was 21.33%.

The Fund’s return for the six months ended 6/30/2019 was 21.38%.

The Fund’s return for the six months ended 6/30/2019 was 21.15%.

The Fund’s return for the six months ended 6/30/2019 was 21.57%.

The Fund’s return for the six months ended 6/30/2019 was 19.58%.

The Fund’s return for the six months ended 6/30/2019 was 19.51%.

The following tables show the average annual total returns for each Fund or Class. Each table also compares the returns with the returns of a relevant broad-based market index, as well as with the returns of one or more comparative indexes that have investment characteristics similar to those of the Fund.

In addition, the tables show hypothetical after-tax returns to demonstrate how taxes paid by a shareholder may influence returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as a 401(k) account or an IRA. After-tax returns for the Acquiring Funds are shown only for the I Class and will differ for other share classes.

Institutional Global Focused Growth Equity Fund into Global Stock Fund

Average Annual Total Returns
	Periods ended December 31, 2018
	1 Year	5 Years	10 Years	Since I Class Inception	Inception Date
Institutional Global Focused Growth Equity Fund					06/30/2006
Returns before taxes	-4.19%	9.06%	13.00%	9.43%[a]
Returns after taxes on distributions	-7.74	5.34	10.99	4.08[a]
Returns after taxes on distributions
and sale of fund shares	-0.71	6.43	10.51	6.34[a]
MSCI All Country World Index Net (reflects no deduction for fees or expenses)
	-9.41	4.26	9.46	3.22[a]
Lipper Global Multi-Cap Growth Funds Average
	-8.58	4.63	10.26	5.31[b]
Global Stock Fund—I Class					03/06/2017
Returns before taxes	-4.28	—	—	9.39[a]
Returns after taxes on distributions	-5.84	—	—	8.34[a]
Returns after taxes on distributions
and sale of fund shares	-1.91	—	—	7.03[a]

a Return since 3/6/17.

b Return since 2/28/17.

Institutional Global Growth Equity Fund into Global Growth Stock Fund

Average Annual Total Returns
	Periods ended December 31, 2018
	1 Year	5 Years	10 Years	Since I Class Inception	Inception Date
Institutional Global Growth Equity Fund					10/27/2008
Returns before taxes	-6.80%	7.30%	12.41%	8.69%[a]
Returns after taxes on distributions	-8.98	5.75	10.89	6.32[a]
Returns after taxes on distributions
and sale of fund shares	-3.23	5.29	9.81	6.15[a]
MSCI All Country World Index Net (reflects no deduction for fees or expenses)
	-9.41	4.26	9.46	3.22[a]
Lipper Global Multi-Cap Growth Funds Average
	-8.58	4.63	10.26	5.31[b]
Global Growth Stock Fund—I Class					03/06/2017
Returns before taxes	-6.79	—	—	8.63[a]
Returns after taxes on distributions	-7.40	—	—	8.04[a]
Returns after taxes on distributions
and sale of fund shares	-3.90	—	—	6.46[a]

a Return since 3/6/17.

b Return since 2/28/17.

Institutional U.S. Structured Research Fund into U.S. Equity Research Fund

Average Annual Total Returns
	Periods ended December 31, 2018
	1 Year	5 Years	10 Years	Since I Class Inception	Inception Date
Institutional U.S. Structured Research Fund					10/31/2007
Returns before taxes	-4.43%	8.60%	13.27%	9.03%[a]
Returns after taxes on distributions	-7.11	5.88	11.65	4.90[a]
Returns after taxes on distributions
and sale of fund shares	-0.77	6.49	10.96	6.83[a]
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)
	-4.38	8.49	13.12	8.47[a]
Lipper Large-Cap Core Funds Index
	-5.13	7.33	12.09	7.67[a]
U.S. Equity Research Fund—I Class					11/29/2016
Returns before taxes	-4.45	—	—	9.02[a]
Returns after taxes on distributions	-5.67	—	—	6.68[a]
Returns after taxes on distributions
and sale of fund shares	-1.75	—	—	6.89[a]

a Return since 11/29/16.

The performance of each Institutional Fund and its corresponding Acquiring Fund has been substantially similar over the periods for which they have both been in operation. Minor differences in Fund performance over the same period were primarily due to differences in fees and also due to slight differences in position sizes as each Fund sold securities to meet redemption requests or bought securities as the Fund gained assets. The differences in performance do not reflect a difference in strategy.

Who are the principal holders of each Fund’s shares?

The following tables, “Principal Holders of Fund Shares,” provide the shareholders of record that owned more than 5% of each Fund’s/class’ outstanding shares as of July 31, 2019.

FUND	SHAREHOLDER	# OF SHARES	%
GLOBAL GROWTH STOCK	CHARLES SCHWAB & CO INC	423,041.33	5.37
FUND	SPECIAL CUSTODY A/C FBO CUSTOMERS
	ATTN MUTUAL FUNDS
	211 MAIN STREET
	SAN FRANCISCO CA 94105-1905

	NATIONAL FINANCIAL SERVICES LLC	563,481.93	7.15
	FOR THE EXCLUSIVE BENEFIT
	OF OUR CUSTOMERS
GLOBAL GROWTH STOCK	CHARLES SCHWAB & CO INC	10,391.83	9.63
FUND—ADVISOR CLASS	SPECIAL CUSTODY A/C FBO CUSTOMERS
	ATTN MUTUAL FUNDS

	DIAMOND PAPER COMPANY INC TTEE FBO	16,709.89	15.49
	DIAMOND PAPER COMPANY INC 401K
	C/O FASCORE LLC
	8515 E ORCHARD RD 2T2
	GREENWOOD VILLAGE CO 80111-5002

	MARK SMITH & GREGG DEVILBISS TTEE F	27,243.23	25.26(a)
	KENTNER SELLERS LLP PSP
	C/O FASCORE LLC

	NATIONAL FINANCIAL SERVICES LLC	14,917.66	13.83
	FOR THE EXCLUSIVE BENEFIT
	OF OUR CUSTOMERS

	PERSHING LLC	24,296.37	22.53
	1 PERSHING PLZ
	JERSEY CITY NJ 07399-0002

	RAYMOND JAMES	9,330.58	8.65
	OMNIBUS FOR MUTUAL FUNDS
	HOUSE ACCT FIRM
	ATTN COURTNEY WALLER
	880 CARILLON PKWY
	ST PETERSBURG FL 33716-1100

FUND	SHAREHOLDER	# OF SHARES	%
GLOBAL GROWTH STOCK	CTC FBO	2,638,832.30	28.45(a)
FUND—I CLASS	TEXAS TUITION PROMISE FUND 529
	17605 WRIGHT STREET SUITE #3
	OMAHA NE 68130-2033

	MAC & CO	1,542,792.48	16.63
	ATTN MUTUAL FUND OPS
	500 GRANT STREET ROOM 151-1010
	PITTSBURGH PA 15219-2502

	MAC & CO	656,023.64	7.07
	ATTN MUTUAL FUND OPS

	MAC & CO	1,656,319.87	17.86
	ATTN MUTUAL FUND OPS

	NATIONAL MERIT SCHOLARSHIP	739,014.07	7.97
	CORPORATION
	1560 SHERMAN AVENUE STE 200
	EVANSTON IL 60201-4897

	WASHINGTON SUBURBAN SANITARY	865,950.81	9.34
	COMMISSION RETIREE OTHER POST
	EMPLOYMENT BENEFIT TRUST
	14501 SWEITZER LN
	LAUREL MD 20707-5901
GLOBAL STOCK FUND	CHARLES SCHWAB & CO INC	2,345,684.63	6.35
	REINVEST ACCOUNT
	ATTN MUTUAL FUNDS

	MORGAN STANLEY SMITH BARNEY LLC	1,876,610.84	5.08
	FOR THE EXCL BENEFIT OF ITS CUST
	1 NEW YORK PLZ FL 12
	NEW YORK NY 10004-1965

	NATIONAL FINANCIAL SERVICES LLC	7,161,967.30	19.38
	FOR THE EXCLUSIVE BENEFIT
	OF OUR CUSTOMERS

	PERSHING LLC	3,858,287.61	10.44

	WELLS FARGO CLEARING SERVICES LLC	2,040,779.22	5.52
	SPECIAL CUSTODY ACCT FOR THE
	EXCLUSIVE BENEFIT OF CUSTOMERS
	2801 MARKET ST
	SAINT LOUIS MO 63103-2523

FUND	SHAREHOLDER	# OF SHARES	%
GLOBAL STOCK FUND—	NATIONAL FINANCIAL SERVICES LLC	54,497.93	6.88
ADVISOR CLASS	FOR THE EXCLUSIVE BENEFIT
	OF OUR CUSTOMERS

	UMB BANK N/A	603,166.64	76.11(a)
	FBO FIDUCIARY FOR VARIOUS
	RETIREMENT PROGRAMS
	1 SW SECURITY BENEFIT PL
	TOPEKA KS 66636-0001
GLOBAL STOCK FUND—	CHARLES SCHWAB & CO INC	656,085.01	7.16
I CLASS	REINVEST ACCOUNT
	ATTN MUTUAL FUND DEPT

	EDWARD D JONES & CO	677,759.08	7.39
	FOR THE BENEFIT OF CUSTOMERS
	12555 MANCHESTER RD
	SAINT LOUIS MO 63131-3729

	JPMORGAN CHASE BANK NA AS CUSTODIAN	1,011,941.17	11.04
	FBO E&Y PARTNERSHIP DEFINED BENEFIT
	4 CHASE METROTECH CENTER, 6TH FLR
	BROOKLYN NY 11245-0003

	JPMORGAN CHASE BANK NA AS CUSTODIAN	686,997.69	7.49
	JPM AS DIRECTED TRUSTEE FOR
	ERNST&YOUNG

	JPMORGAN CHASE BANK NA AS CUSTODIAN	748,713.12	8.17
	JPMORGAN AS DIRECTED TRUSTEE THE ER

	JPMORGAN CHASE BANK NA AS CUSTODIAN	851,737.70	9.29
	JPMORGAN CHASE BANK, N. A. AS CUSTOMER

	NATIONAL FINANCIAL SERVICES LLC	899,646.73	9.81
	FOR THE EXCLUSIVE BENEFIT
	OF OUR CUSTOMERS

	TD AMERITRADE INC FBO	468,490.00	5.11
	OUR CUSTOMERS
	PO BOX 2226
	OMAHA NE 68103-2226

	TRUSTEES OF T ROWE PRICE	972,378.87	10.61
	U.S. RETIREMENT PROGRAM
	ATTN FINANCIAL REPORTING DEPT
	P O BOX 89000
	BALTIMORE MD 21289-0001

FUND	SHAREHOLDER	# OF SHARES	%
INSTITUTIONAL GLOBAL	NATIONAL FINANCIAL SERVICES	1,606,992.99	99.95(a)
FOCUSED GROWTH EQUITY	FOR THE EXCLUSIVE BENEFIT
FUND	OF OUR CUSTOMERS
INSTITUTIONAL GLOBAL	NATIONAL FINANCIAL SERVICES	5,159,648.74	73.03(a)
GROWTH EQUITY FUND	FOR THE EXCLUSIVE BENEFIT
	OF OUR CUSTOMERS

	SAXON & CO	804,797.66	11.39
	P O BOX 7780-1888
	PHILADELPHIA PA 19182-0001

	STATE STREET BANK AND TRUST AS	880,144.19	12.46
	TTEE FOR THE MASTER TRUST FOR
	DEFINED BENEFIT PLANS
	OF SYNGENTA CORPORATION
	801 PENNSYLVANIA AVE
	KANSAS CITY MO 64105-1307
INSTITUTIONAL U.S.	GREAT-WEST TRUST COMPANY LLC TTEE/C	5,289,088.86	7.49
STRUCTURED RESEARCH	C/O FASCORE LLC
FUND
	NATIONAL FINANCIAL SERVICES	29,963,308.67	38.17(a)
	FOR THE EXCLUSIVE BENEFIT
	OF OUR CUSTOMERS

	WELLS FARGO BANK FBO	4,366,255.06	6.18
	VARIOUS RETIREMENT PLANS
	1525 WEST WT HARRIS BLVD
	CHARLOTTE NC 28288-1076

	WELLS FARGO BANK NA FBO	7,965,739.50	11.28
	PHP-T ROWE PRIC INSTL STRUCTRD RSRC
	PO BOX 1533
	MINNEAPOLIS MN 55480-1533

	WELLS FARGO BANK NA FBO	8,466.386.03	11.98
	UCARE MINNESOTA

FUND	SHAREHOLDER	# OF SHARES	%
U.S. EQUITY RESEARCH FUND	CHARLES SCHWAB & CO INC	1,536,866.09	6.48
	REINVEST ACCOUNT
	ATTN MUTUAL FUNDS

	NATIONAL FINANCIAL SERVICES	5,564,721.93	23.45
	FOR THE EXCLUSIVE BENEFIT
	OF OUR CUSTOMERS

	PERSHING LLC	1,721,373.64	7.25
U.S. EQUITY RESEARCH FUND—	DCGT AS TTEE AND/OR CUST	55,522.89	6.15
ADVISOR CLASS	FBO PLIC VARIOUS RETIREMENT PLANS
	OMNIBUS
	ATTN NPIO TRADE DESK
	711 HIGH ST
	DES MOINES IA 50392-0001

	FIIOC AS AGENT FBO	112,491.76	12.47
	SHEPHERD ELECTRIC COMPANY INC
	401K AND PROFIT SHARING PLAN
	100 MAGELLAN WAY # KW1C
	COVINGTON KY 41015-1987

	HARTFORD LIFE INSURANCE CO	508,492.38	56.37(a)
	SEPARATE ACCOUNT
	ATTN UIT OPERATIONS
	PO BOX 2999
	HARTFORD CT 06104-2999
U.S. EQUITY RESEARCH FUND—	CHARLES SCHWAB & CO INC	181,693.10	5.35
I CLASS	REINVEST ACCOUNT
	ATTN MUTUAL FUND DEPT

	COMFORT & CO	175,260.20	5.16
	FBO OLD POINT FINANCIAL 401(K) PSP
	11780 JEFFERSON AVE STE D
	NEWPORT NEWS VA 23606-1926

	NATIONAL FINANCIAL SERVICES	282,820.79	8.33
	FOR THE EXCLUSIVE BENEFIT
	OF OUR CUSTOMERS

	NATIONWIDE TRUST COMPANY FSB	1,334,635.17	39.29(a)
	C/O IPO PORTFOLIO ACCOUNTING
	FBO PARTICIPATING RETIREMENT PLANS
	NTC-PLNS
	PO BOX 182029
	COLUMBUS OH 43218-2029

	VALLEE & CO FBO FCB	277,519.82	8.17
	C/O RELIANCE TRUST CO WI
	480 PILGRIM WAY - SUITE 1000
	GREEN BAY WI 54304-5280

FUND	SHAREHOLDER	# OF SHARES	%
U.S. EQUITY RESEARCH FUND—	DCGT AS TTEE AND/OR CUST	28,208.47	8.67
R CLASS	FBO PLIC VARIOUS RETIREMENT PLANS
	OMNIBUS
	ATTN NPIO TRADE DESK

	CAPITAL BANK & TRUST COMPANY TTEE F	34,318.65	10.54
	JEFF WYLER AUTO FAMILY INC RSP 401K
	8515 E ORCHARD RD 2T2
	GREENWOOD VLG CO 80111-5002

	CAPITAL BANK & TRUST COMPANY TTEE F	48,338.56	14.85
	MACHINERY SYSTEMS INC EMPLOYEES PSP

	CAPITAL BANK & TRUST COMPANY TTEE F	33,369.04	10.25
	PACKAGING PERSONIFIED INC 401K PLAN

	FIIOC AS AGENT FBO	24,492.35	7.53
	HOLZ RUBBER COMPANY INC
	RETIREMENT SAVINGS PLAN
(a)	At the level of ownership indicated, the shareholder may be able to determine the outcome of any matters affecting a fund or one of its classes that are submitted to shareholders for vote.

As of July 31, 2019, the executive officers and directors of the Funds, as a group, beneficially owned, directly or indirectly, less than 1% of its outstanding shares of each Fund, except for the Institutional Global Focused Growth Equity Fund (4.50%).

Who are each Fund’s transfer agent and custodians?

T. Rowe Price Services, Inc., 100 East Pratt Street, Baltimore, Maryland 21202, serves as the transfer agent and dividend disbursing agent for the Funds. State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, or, in the case of securities maintained outside of the United States, JPMorgan Chase Bank, London, Woolgate House, Coleman Street, London, EC2P 2HD, England, are the custodians for the Funds.

Are the Funds required to hold annual meetings?

Under Maryland law, the Funds are not required to hold annual meetings. The Boards of the Funds have determined that the Funds will take advantage of this Maryland law provision to avoid the significant expense associated with holding annual meetings, including legal, accounting, printing, and mailing fees incurred in preparing proxy materials. Accordingly, no annual meetings of shareholders shall be held in any year in which a meeting is not otherwise required to be held under the Investment Company Act of 1940 or Maryland law, unless the Boards determine otherwise. However, special meetings of shareholders will be held in accordance with applicable law or when otherwise determined by a Fund’s Board.

Who pays for the costs involved with the Reorganizations?

Fees related to each Reorganization (including legal expenses, audit expenses, expenses related to printing and mailing the information statement, brokerage fees, taxes, and nonrecurring extraordinary items) are estimated in the following table and will be paid for by the Funds since the Reorganizations are expected to benefit all shareholders. The sale of any assets that are not acceptable to an Acquiring Fund will result in additional brokerage expenses.

Funds	Estimated Reorganization Expenses	Estimated Transaction Costs*
Institutional Global Focused Growth Equity Fund	$6,000	$2,000
Global Stock Fund	$14,000	$8,000
Total	$20,000	$10,000

* Includes estimated brokerage commissions and other transaction costs.

Funds	Estimated Reorganization Expenses	Estimated Transaction Costs*
Institutional Global Growth Equity Fund	$13,000	$33,000
Global Growth Stock Fund	$11,000	$77,000
Total	$24,000	$110,000

* Includes estimated brokerage commissions and other transaction costs.

Funds	Estimated Reorganization Expenses	Estimated Transaction Costs*
Institutional U.S. Structured Research Fund	$13,000	$—
U.S. Equity Research Fund	$8,000	$—
Total	$21,000	$—

* Includes estimated brokerage commissions and other transaction costs.

LEGAL MATTERS

Certain legal matters concerning the federal income tax consequences of the Reorganization will be passed upon by Willkie Farr & Gallagher LLP, counsel to the Funds, and certain legal matters concerning the issuance of shares of the Funds will be passed upon by counsel to T. Rowe Price, which serves as sponsor and investment adviser of the Funds.

Exhibit A

AGREEMENT AND PLAN OF REORGANIZATION

 THIS AGREEMENT AND PLAN OF REORGANIZATION (“Agreement”) is made this 31st day of July, 2019, by and between (i) T. Rowe Price Institutional International Funds, Inc., a corporation organized and existing under the laws of Maryland on behalf of its series, T. Rowe Price Institutional Global Focused Growth Equity Fund (“Acquired Fund”), and (ii) T. Rowe Price International Funds, Inc., a corporation organized and existing under the laws of Maryland on behalf of its series, T. Rowe Price Global Stock Fund (“Acquiring Fund”) and each of the Acquiring Fund’s classes, T. Rowe Price Global Stock Fund, T. Rowe Price Global Stock Fund—Advisor Class, and T. Rowe Price Global Stock Fund—I Class. All references in this Agreement to the Acquiring Fund and the Acquired Fund are, as applicable, to the T. Rowe Price Global Stock Fund (including each of its classes) and the T. Rowe Price Institutional Global Focused Growth Equity Fund, respectively, as if this Agreement were executed solely by each such fund.

W I T N E S S E T H:

 The Acquiring Fund and the Acquired Fund are each series of an open-end management investment company registered under the Investment Company Act of 1940 (“1940 Act”). The Acquired Fund owns securities that are assets of the character in which the Acquiring Fund is permitted to invest. The Acquiring Fund and the Acquired Fund have agreed to combine through the transfer of substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for shares of the T. Rowe Price Global Stock Fund—I Class (par value $0.01 per share) of the Acquiring Fund (“Acquiring Fund Shares”) and the distribution of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund. The Acquiring Fund wishes to enter into a definitive agreement setting forth the terms and conditions of the foregoing transactions as a “plan of reorganization” and “liquidation” within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (“Code”).

 NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

1. Assets and Liabilities to be Transferred

 A. Reorganization. Prior to the close of regular trading on the New York Stock Exchange (“Exchange”) on the Closing Date (as hereinafter defined), all the assets and liabilities of the Acquired Fund, net of appropriate reserves and those assets and liabilities described in paragraph 1.C. below, shall be delivered as provided in paragraph 2.C. to State Street Bank Corporation, custodian of the Acquiring Fund’s assets (“Custodian”), or, in the case of securities maintained outside of the United States, JPMorgan Chase Bank, London (“Foreign Custodian”), if applicable, in exchange for and against delivery by the Acquiring Fund to the Acquired Fund on the Closing Date of a number of Acquiring Fund Shares (including, if applicable, fractional shares) having an aggregate net asset value equal to the value of the assets of the Acquired Fund so transferred, assigned and delivered, all determined and adjusted as provided in paragraph 1.B. below. Notwithstanding the foregoing, the assets of the Acquired Fund to be acquired by the Acquiring Fund shall constitute at least 90% of the fair market value of the net assets of the Acquired Fund and at least 70% of the fair market value of the gross assets of the Acquired Fund as described on the “Valuation Date” (hereinafter defined).

 B. Valuation. The net asset value of shares of the Acquiring Fund and the value of the assets of the Acquired Fund to be transferred shall, in each case, be computed as of the close of regular trading on the Exchange on the Valuation Date (as hereinafter defined). The net asset value of the Acquiring Fund Shares shall be computed in the manner set forth in the Acquiring Fund’s current prospectus and statement of additional information under the Securities Act of 1933 (“1933 Act”) and the 1940 Act. The value of the assets of the Acquired Fund to be transferred shall be computed by the Acquiring Fund in accordance with the policies and procedures of the Acquiring Fund as described in the Acquiring Fund’s current prospectus and statement of additional information under the 1933 Act and the 1940 Act, subject to review and approval by the Acquired Fund and to such adjustments, if any, agreed to by the parties.

 C. Excludable Assets and Liabilities. The property and assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all assets and property, including, without limitation, all rights, cash, securities, commodities and futures interests, forwards, swaps and other financial instruments, claims (whether absolute or contingent, known or unknown), receivables (including dividends, interest, principal, subscriptions and other receivables), goodwill and other intangible property, contractual rights and choses in action, copies of all books and records belonging to the Acquired Fund (including all books and records required to be maintained under the 1940 Act), any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the Closing Date, and all interests, rights, privileges and powers, other than the Acquired Fund’s rights under this Agreement on the Valuation Date as defined in paragraph 2.B, excluding the estimated costs of extinguishing any Excluded Liability (as defined below) and cash in an amount necessary to pay any dividends pursuant to sub-paragraph 10.E (collectively, “Assets”). The Assets of the Acquired Fund shall be delivered to the Acquiring Fund free and clear of all liens, encumbrances, hypothecations and claims whatsoever, and there shall be no restrictions on the full transfer thereof. The Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on the Statement of Assets and Liabilities of the Acquired Fund prepared on behalf of the Acquired Fund, as of the Valuation Date, in accordance with generally accepted accounting principles consistently applied from the prior audited period, except for the Acquired Fund’s Excluded Liabilities (as defined below), if any, pursuant to this Agreement (collectively, “Liabilities”). If prior to the Closing Date, the Acquiring Fund identifies a Liability that the Acquiring Fund and the Acquired Fund mutually agree should not be assumed by the Acquiring Fund, such Liability shall be excluded from the definition of Liabilities hereunder and shall be listed on a Schedule of Excluded Liabilities to be signed by the Acquired Fund and the Acquiring Fund at the Closing (the “Excluded Liabilities”).

2. Definitions

 A. Closing and Closing Date. Subject to the terms and conditions hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) shall be conducted at the offices of the Acquiring Fund in Baltimore, Maryland, beginning at 8:00 a.m., eastern time, on November 25, 2019, or at such other place or on such later business day as may be agreed upon by the parties. In the event that on the Valuation Date (i) the Exchange is closed or trading thereon is restricted, or (ii) trading or the reporting of trading on the Exchange or elsewhere is disrupted so that accurate appraisal of the value of the Acquired Fund assets or the net asset value of the Acquiring Fund Shares is impractical, the Closing shall be postponed until the first business day after the first business day when trading on the Exchange or elsewhere shall have been fully resumed and reporting thereon shall have been restored, or such other business day as soon thereafter as may be agreed upon by the parties. The date on which the Closing actually occurs is herein referred to as the “Closing Date.”

 B. Valuation Date. The business day next preceding the Closing Date shall be the “Valuation Date.” The stock transfer books of the Acquired Fund will be permanently closed as of the close of business on the Valuation Date. The Acquired Fund shall only accept redemption requests received by it in proper form prior to the close of regular trading on the Exchange on the Valuation Date. Redemption requests received thereafter shall be deemed to be redemption requests for Acquiring Fund shares to be distributed to Acquired Fund shareholders pursuant to the Plan (assuming that the transactions contemplated by this Agreement have been consummated).

 C. Delivery. Portfolio securities shall be delivered by the Acquired Fund to the Custodian or the Foreign Custodian, to be held until the Closing for the account of the Acquired Fund, no later than three (3) business days preceding the Closing (“Delivery Date”), duly endorsed in proper form for transfer in such condition as to constitute a good delivery thereof, in accordance with the custom of brokers, and shall be accompanied by all necessary state stock transfer stamps, if any, or a check for the appropriate purchase price thereof. Cash of the Acquired Fund shall be delivered by the Acquired Fund on the Closing Date and shall be in the form of currency or wire transfer in federal funds, payable to the order of the Custodian or the Foreign Custodian. A confirmation for the Acquiring Fund Shares, credited to the account of the Acquired Fund and registered in the name of the Acquired Fund, shall be delivered by the Acquiring Fund to the Acquired Fund at the Closing.

3. Failure to Deliver Securities. If, on the Delivery Date, the Acquired Fund is unable to make delivery under paragraph 2.C. to the Custodian or the Foreign Custodian of any of the portfolio securities of the Acquired Fund, the Acquiring Fund may waive the delivery requirements of paragraph 2.C. with respect to said undelivered securities, if the Acquired Fund has delivered to the Custodian or the Foreign Custodian by or on the Delivery Date and, with respect to said undelivered securities, such documents in the form of executed copies of an agreement of assignment and escrow agreement and due bills and the like as may be required by the Acquiring Fund or the Custodian or the Foreign Custodian, including brokers’ confirmation slips.

4. Post-Closing Distribution and Liquidation of the Acquired Fund. As soon as practicable after the Closing, the Acquired Fund shall distribute all of the remaining assets thereof to the shareholders of the Acquired Fund. At, or as soon as may be practicable following the Closing Date, the Acquired Fund shall for federal income tax purposes be liquidated and distribute the Acquiring Fund Shares received hereunder by instructing the Acquiring Fund that the pro-rata interest (in full and fractional Acquiring Fund Shares) of each of the holders of record of shares of the Acquired Fund as of the close of business on the Valuation Date as certified by the Acquired Fund’s transfer agent (“Acquired Fund Record Holders”) be registered on the books of the T. Rowe Price Global Stock Fund—I Class in the names of each of the Acquired Fund Record Holders. The Acquiring Fund agrees to comply promptly with said instruction. All issued and outstanding shares of the Acquired Fund shall thereupon be redeemed for no value and canceled on the books of the Acquired Fund. The Acquiring Fund shall have no obligation to inquire as to the validity, propriety, or correctness of any such instruction, but shall, in each case, assume that such instruction is valid, proper, and correct. The Acquiring Fund shall record on its books the ownership of Acquiring Fund Shares by Acquired Fund Record Holders. No redemption or repurchase of any Acquiring Fund Shares credited to Acquired Fund Record Holders in respect of the Acquired Fund Shares represented by unsurrendered stock certificates shall be permitted until such certificates have been surrendered to the Custodian for cancellation. Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the name of the Acquired Fund Record Holder on the books of the Acquiring Fund as of the Closing Date shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

5. Acquired Fund Securities. The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund’s portfolio investments as of the date of execution of this Agreement. The Acquired Fund may sell any of these investments and will confer with the Acquiring Fund with respect to investments for the Acquired Fund. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a statement of the Acquiring Fund’s investment objectives, policies, and restrictions and a list of the investments, if any, on the list referred to in the first sentence of this paragraph 5 that do not conform to such objectives, policies, and restrictions. In the event that the Acquired Fund holds any investments that the Acquiring Fund may not hold, the Acquired Fund will, consistent with the foregoing and its own policies and restrictions, use its reasonable efforts to dispose of such investments prior to the Closing Date, provided, however, that in no event will the Acquired Fund be required to dispose of assets to an extent which would cause less than 50% of the historical business assets of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement or to take any action that is inconsistent with paragraph 8.M. below. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain any investments exceeding certain percentage limitations applicable to the Acquiring Fund with respect to such investments, the Acquired Fund will, if requested by the Acquiring Fund, in a manner consistent with the foregoing and its own policies and restrictions, use its reasonable efforts to dispose of an amount of such investments sufficient to avoid violating such limitations as of the Closing Date. On the Delivery Date, the Acquired Fund shall deliver to the Acquiring Fund a list setting forth the securities then owned by the Acquired Fund (“Securities List”), which shall be prepared in accordance with the requirements of the Code and the regulations promulgated thereunder for specific identification tax lot accounting and which shall clearly reflect the basis used for determination of gain and loss realized on the partial sale of any security transferred to the Acquiring Fund. The records from which the Securities List will be prepared shall be made available by the Acquired Fund prior to the Closing Date for inspection by the Acquiring Fund’s treasurer or his designee or the auditors of the Acquiring Fund upon reasonable request.

6. Expenses. Neither the Acquiring Fund nor the Acquired Fund shall be responsible for any expenses (other than brokerage, taxes, and any non-recurring extraordinary items) in connection with the carrying-out of this Agreement.

7. Legal Opinions.

 A. Opinion of Acquired Fund Counsel. At the Closing, the Acquired Fund shall furnish the Acquiring Fund with such written opinions (including opinions as to certain federal income tax matters) of Willkie Farr & Gallagher LLP, and the factual representations supporting such opinions which shall be, in form and substance reasonably satisfactory to the Acquiring Fund. The requirement to obtain this opinion may not be waived.

 B. Opinion of Acquiring Fund Counsel. At the Closing, the Acquiring Fund shall furnish the Acquired Fund with a written opinion of Willkie Farr & Gallagher LLP, and the factual representations supporting such opinions which shall be, in form and substance reasonably satisfactory to the Acquired Fund.

8. Acquired Fund Representations, Warranties, and Covenants. The Acquired Fund hereby represents and warrants to the Acquiring Fund, and covenants and agrees with the Acquiring Fund:

 A. that the audited statement of assets and liabilities, including the schedule of portfolio investments, and the related statement of operations and statement of changes in net assets of the Acquired Fund as of October 31, 2018, and for the year then ended heretofore delivered to the Acquiring Fund were prepared in accordance with generally accepted accounting principles, reflect all liabilities of the Acquired Fund, whether accrued or contingent, which are required to be reflected or reserved against in accordance with generally accepted accounting principles, and present fairly the financial position and results of operations of the Acquired Fund as of said date and for the period covered thereby;

 B. that the Acquired Fund will furnish to the Acquiring Fund an unaudited statement of assets and liabilities, including the schedule of portfolio investments (or a statement of net assets in lieu of a statement of assets and liabilities and a schedule of portfolio investments), and the related statement of operations and statement of changes in net assets of the Acquired Fund for the period commencing on the date following the date specified in paragraph 8.A. above and ending on April 30, 2019. These financial statements will be prepared in accordance with generally accepted accounting principles and will reflect all liabilities of the Acquired Fund, whether accrued or contingent, which are required to be reflected or reserved against in accordance with generally accepted accounting principles, will present fairly the financial position and results of operations of the Acquired Fund as of the dates of such statements and for the periods covered thereby;

 C. that there are no legal, administrative, or other proceedings pending or, to the knowledge of the Acquired Fund, overtly threatened against the Acquired Fund which would individually or in the aggregate materially affect the financial condition of the Acquired Fund or the Acquiring Fund’s ability to consummate the transactions contemplated hereby;

 D. that the execution and delivery of this Agreement by the Acquired Fund and the consummation of the transactions contemplated herein have been authorized by the Board of Directors by vote taken at a meeting of the Board of Directors of the Acquiring Fund duly called and held on July 31, 2019, and that approval by the Acquiring Fund’s shareholders of this Agreement or the consummation of the transactions contemplated herein is not required under applicable Maryland and federal law;

 E. that from the date of this Agreement through the Closing Date, there shall not have been:

  (1) any material change in the business, results of operations, assets, or financial condition or the manner of conducting the business of the Acquired Fund (other than changes in the ordinary course of its business or relating to the transactions contemplated by this Agreement, including, without limitation, dividends and distributions in the ordinary course, changes in the net asset value per share, redemptions in the ordinary course of business, and changes in sales volume), which has had a material adverse effect on such business, results of operations, assets, or financial condition, except in all instances as set forth in the financial statements of the Acquired Fund referred to in paragraphs 8.A. and 8.B. above;

  (2) any loss (whether or not covered by insurance) suffered by the Acquired Fund materially and adversely affecting the assets of the Acquired Fund, other than depreciation of securities;

  (3) issued any option to purchase or other right to acquire stock of the Acquired Fund of any class granted by the Acquired Fund to any person (excluding sales in the ordinary course and a dividend reinvestment program);

  (4) any indebtedness incurred by the Acquired Fund for borrowed money or any commitment to borrow money entered into by the Acquired Fund, except as provided in the current prospectus and statement of additional information of the Acquired Fund or so long as it will not prevent the Acquired Fund from complying with paragraph 8.I.;

  (5) any amendment to the Articles of Incorporation or By-Laws of the Acquired Fund except to effectuate the transactions contemplated hereunder or otherwise as disclosed in writing to the Acquiring Fund; or

  (6) any grant or imposition of any lien, claim, charge, or encumbrance upon any asset of the Acquired Fund except as provided in the current prospectus and statement of additional information of the Acquired Fund or so long as it will not prevent the Acquired Fund from complying with paragraph 8.I.;

 F. that there are no material contracts outstanding to which the Acquired Fund is bound other than as disclosed to the Acquiring Fund;

 G. that the Acquired Fund has filed all federal, state, and local tax returns and reports required by law to have been filed, that all federal, state and local income, franchise, property, sales, employment, or other taxes payable pursuant to such returns and reports have been paid so far as due, or provision has been made for the payment thereof, and that, to the knowledge of the Acquired Fund, no such return is currently under audit and no assessment has been asserted with respect to any such return other than with respect to all such matters which are not material individually or in the aggregate;

 H. that, as promptly as practicable, but in any case within 60 days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund with a statement of the earnings and profits of the Acquired Fund for federal income tax purposes;

 I. that on the Closing Date the Acquired Fund will have good and marketable title to the assets of the Acquired Fund to be conveyed hereunder, free and clear of all liens, mortgages, pledges, encumbrances, charges, claims, and equities whatsoever, and full right, power, and authority to sell, assign, transfer, and deliver such assets and shall deliver such assets to the Acquiring Fund as set forth in paragraph 1.A. hereof. Upon delivery of such assets, the Acquiring Fund will receive good and marketable title to such assets, free and clear of all liens, mortgages, pledges, encumbrances, charges, claims, and equities, except as to adverse claims of which the Acquiring Fund has notice at or prior to the time of delivery. Except as set forth on the Securities List, none of the securities comprising the assets of the Acquired Fund will be “restricted securities” under the 1933 Act or the rules and regulations of the Securities and Exchange Commission (“Commission”) thereunder;

 J. that the Information Statement/Prospectus (hereinafter defined) at the time of delivery by the Acquired Fund to all shareholders of record on July 31, 2019, to notify shareholders of this transaction, on the Closing Date and at the time of the liquidation of the Acquired Fund set forth in paragraph 4. above, as amended or as supplemented if it shall have been amended or supplemented, will conform in all material respects to the applicable requirements of the 1933 Act, the Securities Exchange Act of 1934 (“1934 Act”) and the 1940 Act and the rules and regulations of the Commission thereunder, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading, except that no representations or warranties in this section apply to statements or omissions which are based on written information furnished by the Acquiring Fund to the Acquired Fund;

 K. that the Acquired Fund is not, and the execution, delivery, and performance of this Agreement will not result, in a material violation of any provision of its Articles of Incorporation or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquired Fund is a party or by which it is bound and that this Agreement constitutes a valid and legally binding obligation of the Acquired Fund, enforceable against the Acquired Fund in accordance with its terms, except as enforceability may be affected by bankruptcy laws, laws affecting creditors generally, and general principles of equity;

 L. that the Acquired Fund will take all actions within its control necessary to cause the exchange of Acquiring Fund Shares for assets of the Acquired Fund made under this Agreement to qualify, as of and after the Closing, as a reorganization within the meaning of Section 368(a)(1)(C) of the Code; and

 M. that the Acquired Fund is registered with the Commission under the 1940 Act, classified as a management investment company, and subclassified as an open-end company.

9. Acquiring Fund Representations, Warranties, and Covenants. The Acquiring Fund hereby represents and warrants to the Acquired Fund, and covenants and agrees with the Acquired Fund:

 A. that the audited statement of assets and liabilities, including the schedule of portfolio investments, and the related statement of operations and statement of changes in net assets of the Acquiring Fund as of October 31, 2018, and for the year then ended heretofore delivered to the Acquired Fund were prepared in accordance with generally accepted accounting principles, reflect all liabilities of the Acquiring Fund, whether accrued or contingent, which are required to be reflected or reserved against in accordance with generally accepted accounting principles, and present fairly the financial position and results of operations of the Acquiring Fund as of said date and for the period covered thereby;

 B. that there are no legal, administrative, or other proceedings pending or, to its knowledge, overtly threatened against the Acquiring Fund which would individually or in the aggregate materially affect the financial condition of the Acquiring Fund’s ability to consummate the transactions contemplated hereby;

 C. that the execution and delivery of this Agreement by the Acquiring Fund and the consummation of the transactions contemplated herein have been authorized by the Board of Directors of the Acquiring Fund by vote taken at a meeting of the Board of Directors of the Acquiring Fund duly called and held on July 31, 2019, and that approval by the Acquiring Fund’s shareholders of this Agreement or the consummation of the transactions contemplated herein is not required under applicable Maryland and federal law;

 D. that from the date of this Agreement through the Closing Date, there shall not have been any material change in the business, results of operations, assets, or financial condition or the manner of conducting the business of the Acquiring Fund (other than changes in the ordinary course of its business, including, without limitation, dividends and distributions in the ordinary course, changes in the net asset value per share, redemptions in the ordinary course of business, and changes in sales volume), which has had an adverse material effect on such business, results of operations, assets, or financial condition, except in all instances as set forth in the financial statements of the Acquiring Fund referred to in paragraph 9.A. and 9.B. above;

 E. that the Acquiring Fund is registered with the Commission under the 1940 Act, classified as a management investment company, and subclassified as an open-end diversified company;

 F. that the shares of the Acquiring Fund to be issued pursuant to paragraph 1.A. will be duly registered under the 1933 Act by the Registration Statement (hereinafter defined) in effect on the Closing Date and at the time of the liquidation of the Acquired Fund set forth in paragraph 4. above;

 G. that the Acquiring Fund Shares are duly authorized and validly issued and are fully paid, nonassessable, and free of any preemptive rights and conform in all material respects to the description thereof contained in the Information

Statement/Prospectus as in effect on the Closing Date and at the time of the liquidation of the Acquired Fund set forth in paragraph 4. above;

 H. that the Acquiring Fund is not, and the execution, delivery, and performance of this Agreement will not result, in a material violation of any provision of the Acquiring Fund’s Articles of Incorporation or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound, and that this Agreement constitutes a valid and legally binding obligation of the Acquiring Fund, enforceable against the Acquiring Fund in accordance with its terms, except as enforceability may be affected by bankruptcy laws, laws affecting creditors generally, and general principles of equity;

 I. that the Acquiring Fund will take all actions within its control necessary to cause the exchange of Acquiring Fund Shares for assets of the Acquired Fund made under this Agreement to qualify, as of and after the Closing, as a reorganization within the meaning of Section 368(a)(1)(C) of the Code;

 J. that the Acquiring Fund has filed all federal, state, and local tax returns and reports required by law to have been filed, that all federal, state, and local income, franchise, property, sales, employment, or other taxes payable pursuant to such returns and reports have been paid so far as due, or provision has been made for the payment thereof, and that, to the knowledge of the Acquiring Fund, no such return is currently under audit and no assessment has been asserted with respect to any such return, other than with respect to all such matters those which are not material individually or in the aggregate;

 K. that the Information Statement/Prospectus at the time of delivery by the Acquired Fund to its shareholders to inform shareholders of this transaction, on the Closing Date and at the liquidation of the Acquired Fund set forth in paragraph 4. above, as amended or as supplemented if it shall have been amended or supplemented, and the Registration Statement on the effective date thereof, on the Closing Date and at the liquidation of the Acquired Fund set forth in paragraph 4. above, will conform in all material respects to the applicable requirements of the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations of the Commission thereunder, and will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading, except that no representations or warranties in this section apply to statements or omissions which are based on written information furnished by the Acquired Fund to the Acquiring Fund; and

 L. the current prospectus and statement of additional information of the Acquiring Fund (copies of which are available) conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

10. Certain Conditions.

 Unless waived by the parties in writing in their sole discretion, all obligations of the parties hereunder are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

 A. Registration Statement and Information Statement/Prospectus. The Acquiring Fund will file a registration statement on Form N-14 with the Commission under the 1933 Act in order to register the Acquiring Fund Shares to be issued hereunder. Such registration statement in the form in which it shall become effective and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, such registration statement as amended, is referred to herein as the “Registration Statement.” The Acquired Fund will file a preliminary Information Statement with the Commission under the 1940 Act and the 1933 Act, relating to this Agreement and the transactions herein contemplated, in the form of a combined Information Statement and prospectus and related statement of additional information included in the Registration Statement. The combined Information Statement and prospectus and related statement of additional information that is first filed pursuant to Rule 497(b) under the 1933 Act is referred to herein as the “Information Statement/Prospectus.” The Acquiring Fund and the Acquired Fund each will exert reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as practical and agree to cooperate in such efforts. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened, or contemplated under the 1933 Act. Upon effectiveness of the Registration Statement, the Acquired Fund will cause the Information Statement/Prospectus to be delivered to the shareholders of the Acquired Fund of record, in sufficient time to comply with requirements as to notice thereof, the Information Statement/Prospectus, which complies in all material respects with the applicable provisions of Section 14(c) of the 1934 Act, and the rules and regulations thereunder.

 B. Pending or Threatened Proceedings. On the Closing Date, no action, suit, or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

 C. Appropriate Articles. The Acquired Fund shall execute and cause to be filed with the Maryland State Department of Assessments and Taxation, such articles of transfer, articles supplementary or other documents, as necessary to eliminate designation of the Acquired Fund, as appropriate.

 D. Declaration of Dividend. The Acquired Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Acquired Fund shareholders all of the investment company taxable income and realized capital gain for all taxable periods of the Acquired Fund which are required to be distributed to avoid federal income or excise tax applicable to regulated investment companies.

 E. State Securities Laws. The parties shall have received all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated herein.

 F. Performance of Covenants. Each party shall have performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Valuation Date and the Closing Date.

 G. Representations and Warranties. The representations and warranties of each party set forth in this Agreement will be true and correct on the Closing Date, and each party shall deliver to the other a certificate of a duly authorized officer of such party to that effect.

11. Notices. All notices, requests, instructions, and demands in the course of the transactions herein contemplated shall be in writing addressed to the respective parties as follows and shall be deemed given: (i) on the next day if sent by prepaid overnight courier and (ii) on the same day if given by hand delivery or telecopy.

 If to the Acquiring Fund or Acquired Fund:

 David Oestreicher, Esquire
 T. Rowe Price Associates, Inc.
 100 East Pratt Street
 Baltimore, Maryland 21202
 Fax Number (410) 345-6575

 with a copy to:

 Margery K. Neale, Esquire
 Willkie Farr & Gallagher LLP
 787 Seventh Avenue
 New York, New York 10019
 Fax Number (212) 728-9138

or to such other address as the parties from time to time may designate by written notice to all other parties hereto.

12. Termination and Postponement.

 A. This Agreement may be terminated or postponed by the Acquiring Fund or the Acquired Fund at any time, before or after approval by the shareholders of the Acquired Fund, upon the giving of written notice to the other, if the conditions specified in paragraphs 8., 9., and 10. have not been performed or do not exist on or before December 31, 2019 or to the extent permitted by law.

 B. In the event of termination of this Agreement pursuant to paragraph 12.A. of this Agreement, neither party (nor its officers, or directors) shall have any liability to the other.

13. Exhibits. All Exhibits shall be considered as part of this Agreement.

14. Miscellaneous. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns. It shall be governed by, construed, and enforced in accordance with the laws of the State of Maryland. The Acquired Fund and the Acquiring Fund represent and warrant to each other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein. The Acquired Fund and the Acquiring Fund agree that no party has made any representation, warranty, or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties as to the subject matter hereof. The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder for a period of three years thereafter. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement shall be executed in any number of counterparts, each of which shall be deemed an original. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement. Whenever used herein, the use of any gender shall include all genders.

15. Amendments. The Acquired Fund and the Acquiring Fund by mutual consent of their Boards of Directors or authorized committees or officers may amend this Agreement in such manner as may be agreed upon.

16. Waiver. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

17. Liability.

 A. The Acquired Fund and the Acquiring Fund acknowledge and agree that all obligations of the Acquired Fund under this Agreement are binding only with respect to the Acquired Fund; that any liability of the Acquired Fund under this

Agreement or in connection with the transactions contemplated herein shall be discharged only out of the assets of the Acquired Fund.

 B. The Acquiring Fund and the Acquired Fund acknowledge and agree that all obligations of the Acquiring Fund under this Agreement are binding only with respect to the Acquiring Fund; that any liability of the Acquiring Fund under this Agreement or in connection with the transactions contemplated herein shall be discharged only out of the assets of the Acquiring Fund.

 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and by their officers thereunto duly authorized, as of the day and year first above written.

WITNESS:	T. ROWE PRICE INTERNATIONAL FUNDS, INC. on behalf of the T. Rowe Price Global Stock Fund

/s/Shannon Hofher Rauser __________________________ Shannon Hofher Rauser	By /s/Darrell N. Braman _____________________ (SEAL) Darrell N. Braman Title: Vice President and Secretary

WITNESS:	T. ROWE PRICE INSTITUTIONAL INTERNATIONAL FUNDS, INC., on behalf of the T. Rowe Price Institutional Global Focused Growth Equity Fund

/s/Shannon Hofher Rauser _________________________ Shannon Hofher Rauser	By /s/David Oestreicher _____________________ (SEAL) David Oestreicher Title: Director, Principal Executive Officer, and Executive Vice President

AGREEMENT AND PLAN OF REORGANIZATION

 THIS AGREEMENT AND PLAN OF REORGANIZATION (“Agreement”) is made this 31st day of July, 2019, by and between (i) T. Rowe Price Institutional International Funds, Inc., a corporation organized and existing under the laws of Maryland on behalf of its series, T. Rowe Price Institutional Global Growth Equity Fund (“Acquired Fund”), and (ii) T. Rowe Price International Funds, Inc., a corporation organized and existing under the laws of Maryland on behalf of its series, T. Rowe Price Global Growth Stock Fund (“Acquiring Fund”) and each of the Acquiring Fund’s classes, T. Rowe Price Global Growth Stock Fund, T. Rowe Price Global Growth Stock Fund—Advisor Class, and T. Rowe Price Global Growth Stock Fund—I Class. All references in this Agreement to the Acquiring Fund and the Acquired Fund are, as applicable, to the T. Rowe Price Global Stock Fund (including each of its classes) and the T. Rowe Price Institutional Global Growth Equity Fund, respectively, as if this Agreement were executed solely by each such fund.

W I T N E S S E T H:

 The Acquiring Fund and the Acquired Fund are each series of an open-end management investment company registered under the Investment Company Act of 1940 (“1940 Act”). The Acquired Fund owns securities that are assets of the character in which the Acquiring Fund is permitted to invest. The Acquiring Fund and the Acquired Fund have agreed to combine through the transfer of substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for shares of the T. Rowe Price Global Growth Stock Fund—I Class (par value $0.01 per share) of the Acquiring Fund (“Acquiring Fund Shares”) and the distribution of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund. The Acquiring Fund wishes to enter into a definitive agreement setting forth the terms and conditions of the foregoing transactions as a “plan of reorganization” and “liquidation” within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (“Code”).

 NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

1. Assets and Liabilities to be Transferred

 A. Reorganization. Prior to the close of regular trading on the New York Stock Exchange (“Exchange”) on the Closing Date (as hereinafter defined), all the assets and liabilities of the Acquired Fund, net of appropriate reserves and those assets and liabilities described in paragraph 1.C. below, shall be delivered as provided in paragraph 2.C. to State Street Bank Corporation, custodian of the Acquiring Fund’s assets (“Custodian”), or, in the case of securities maintained outside of the United States, JPMorgan Chase Bank, London (“Foreign Custodian”), if applicable, in exchange for and against delivery by the Acquiring Fund to the Acquired Fund on the

Closing Date of a number of Acquiring Fund Shares (including, if applicable, fractional shares) having an aggregate net asset value equal to the value of the assets of the Acquired Fund so transferred, assigned and delivered, all determined and adjusted as provided in paragraph 1.B. below. Notwithstanding the foregoing, the assets of the Acquired Fund to be acquired by the Acquiring Fund shall constitute at least 90% of the fair market value of the net assets of the Acquired Fund and at least 70% of the fair market value of the gross assets of the Acquired Fund as described on the “Valuation Date” (hereinafter defined).

 B. Valuation. The net asset value of shares of the Acquiring Fund and the value of the assets of the Acquired Fund to be transferred shall, in each case, be computed as of the close of regular trading on the Exchange on the Valuation Date (as hereinafter defined). The net asset value of the Acquiring Fund Shares shall be computed in the manner set forth in the Acquiring Fund’s current prospectus and statement of additional information under the Securities Act of 1933 (“1933 Act”) and the 1940 Act. The value of the assets of the Acquired Fund to be transferred shall be computed by the Acquiring Fund in accordance with the policies and procedures of the Acquiring Fund as described in the Acquiring Fund’s current prospectus and statement of additional information under the 1933 Act and the 1940 Act, subject to review and approval by the Acquired Fund and to such adjustments, if any, agreed to by the parties.

 C. Excludable Assets and Liabilities. The property and assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all assets and property, including, without limitation, all rights, cash, securities, commodities and futures interests, forwards, swaps and other financial instruments, claims (whether absolute or contingent, known or unknown), receivables (including dividends, interest, principal, subscriptions and other receivables), goodwill and other intangible property, contractual rights and choses in action, copies of all books and records belonging to the Acquired Fund (including all books and records required to be maintained under the 1940 Act), any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the Closing Date, and all interests, rights, privileges and powers, other than the Acquired Fund’s rights under this Agreement on the Valuation Date as defined in paragraph 2.B, excluding the estimated costs of extinguishing any Excluded Liability (as defined below) and cash in an amount necessary to pay any dividends pursuant to sub-paragraph 10.E (collectively, “Assets”). The Assets of the Acquired Fund shall be delivered to the Acquiring Fund free and clear of all liens, encumbrances, hypothecations and claims whatsoever, and there shall be no restrictions on the full transfer thereof. The Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on the Statement of Assets and Liabilities of the Acquired Fund prepared on behalf of the Acquired Fund, as of the Valuation Date, in accordance with generally accepted accounting principles consistently applied from the prior audited period, except for the Acquired Fund’s Excluded Liabilities (as defined below), if any, pursuant to this Agreement (collectively, “Liabilities”). If prior to the Closing Date, the Acquiring Fund identifies a Liability that the Acquiring Fund and the

Acquired Fund mutually agree should not be assumed by the Acquiring Fund, such Liability shall be excluded from the definition of Liabilities hereunder and shall be listed on a Schedule of Excluded Liabilities to be signed by the Acquired Fund and the Acquiring Fund at the Closing (the “Excluded Liabilities”).

2. Definitions

 A. Closing and Closing Date. Subject to the terms and conditions hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) shall be conducted at the offices of the Acquiring Fund in Baltimore, Maryland, beginning at 8:00 a.m., eastern time, on November 25, 2019, or at such other place or on such later business day as may be agreed upon by the parties. In the event that on the Valuation Date (i) the Exchange is closed or trading thereon is restricted, or (ii) trading or the reporting of trading on the Exchange or elsewhere is disrupted so that accurate appraisal of the value of the Acquired Fund assets or the net asset value of the Acquiring Fund Shares is impractical, the Closing shall be postponed until the first business day after the first business day when trading on the Exchange or elsewhere shall have been fully resumed and reporting thereon shall have been restored, or such other business day as soon thereafter as may be agreed upon by the parties. The date on which the Closing actually occurs is herein referred to as the “Closing Date.”

 B. Valuation Date. The business day next preceding the Closing Date shall be the “Valuation Date.” The stock transfer books of the Acquired Fund will be permanently closed as of the close of business on the Valuation Date. The Acquired Fund shall only accept redemption requests received by it in proper form prior to the close of regular trading on the Exchange on the Valuation Date. Redemption requests received thereafter shall be deemed to be redemption requests for Acquiring Fund shares to be distributed to Acquired Fund shareholders pursuant to the Plan (assuming that the transactions contemplated by this Agreement have been consummated).

 C. Delivery. Portfolio securities shall be delivered by the Acquired Fund to the Custodian or the Foreign Custodian, to be held until the Closing for the account of the Acquired Fund, no later than three (3) business days preceding the Closing (“Delivery Date”), duly endorsed in proper form for transfer in such condition as to constitute a good delivery thereof, in accordance with the custom of brokers, and shall be accompanied by all necessary state stock transfer stamps, if any, or a check for the appropriate purchase price thereof. Cash of the Acquired Fund shall be delivered by the Acquired Fund on the Closing Date and shall be in the form of currency or wire transfer in federal funds, payable to the order of the Custodian or the Foreign Custodian. A confirmation for the Acquiring Fund Shares, credited to the account of the Acquired Fund and registered in the name of the Acquired Fund, shall be delivered by the Acquiring Fund to the Acquired Fund at the Closing.

3. Failure to Deliver Securities. If, on the Delivery Date, the Acquired Fund is unable to make delivery under paragraph 2.C. to the Custodian or the Foreign Custodian of any of the portfolio securities of the Acquired Fund, the Acquiring Fund may waive the delivery requirements of paragraph 2.C. with respect to said undelivered securities, if the Acquired Fund has delivered to the Custodian or the Foreign Custodian by or on the Delivery Date and, with respect to said undelivered securities, such documents in the form of executed copies of an agreement of assignment and escrow agreement and due bills and the like as may be required by the Acquiring Fund or the Custodian or the Foreign Custodian, including brokers’ confirmation slips.

4. Post-Closing Distribution and Liquidation of the Acquired Fund. As soon as practicable after the Closing, the Acquired Fund shall distribute all of the remaining assets thereof to the shareholders of the Acquired Fund. At, or as soon as may be practicable following the Closing Date, the Acquired Fund shall for federal income tax purposes be liquidated and distribute the Acquiring Fund Shares received hereunder by instructing the Acquiring Fund that the pro-rata interest (in full and fractional Acquiring Fund Shares) of each of the holders of record of shares of the Acquired Fund as of the close of business on the Valuation Date as certified by the Acquired Fund’s transfer agent (“Acquired Fund Record Holders”) be registered on the books of the T. Rowe Price Global Growth Stock Fund—I Class in the names of each of the Acquired Fund Record Holders. The Acquiring Fund agrees to comply promptly with said instruction. All issued and outstanding shares of the Acquired Fund shall thereupon be redeemed for no value and canceled on the books of the Acquired Fund. The Acquiring Fund shall have no obligation to inquire as to the validity, propriety, or correctness of any such instruction, but shall, in each case, assume that such instruction is valid, proper, and correct. The Acquiring Fund shall record on its books the ownership of Acquiring Fund Shares by Acquired Fund Record Holders. No redemption or repurchase of any Acquiring Fund Shares credited to Acquired Fund Record Holders in respect of the Acquired Fund Shares represented by unsurrendered stock certificates shall be permitted until such certificates have been surrendered to the Custodian for cancellation. Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the name of the Acquired Fund Record Holder on the books of the Acquiring Fund as of the Closing Date shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

5. Acquired Fund Securities. The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund’s portfolio investments as of the date of execution of this Agreement. The Acquired Fund may sell any of these investments and will confer with the Acquiring Fund with respect to investments for the Acquired Fund. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a statement of the Acquiring Fund’s investment objectives, policies, and restrictions and a list of the investments, if any, on the list referred to in the first sentence of this paragraph 5 that do not conform to such objectives, policies, and restrictions. In the event that the Acquired Fund holds any investments that the Acquiring Fund may not hold, the Acquired Fund will, consistent with the foregoing and its own policies and restrictions, use its reasonable efforts to dispose of such investments prior to the Closing Date, provided, however, that in no event will the Acquired Fund be required to dispose of assets to an extent which would cause less than 50% of the historical business assets of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement or to take any action that is inconsistent with paragraph 8.M. below. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain any investments exceeding certain percentage limitations applicable to the Acquiring Fund with respect to such investments, the Acquired Fund will, if requested by the Acquiring Fund, in a manner consistent with the foregoing and its own policies and restrictions, use its reasonable efforts to dispose of an amount of such investments sufficient to avoid violating such limitations as of the Closing Date. On the Delivery Date, the Acquired Fund shall deliver to the Acquiring Fund a list setting forth the securities then owned by the Acquired Fund (“Securities List”), which shall be prepared in accordance with the requirements of the Code and the regulations promulgated thereunder for specific identification tax lot accounting and which shall clearly reflect the basis used for determination of gain and loss realized on the partial sale of any security transferred to the Acquiring Fund. The records from which the Securities List will be prepared shall be made available by the Acquired Fund prior to the Closing Date for inspection by the Acquiring Fund’s treasurer or his designee or the auditors of the Acquiring Fund upon reasonable request.

6. Expenses. Neither the Acquiring Fund nor the Acquired Fund shall be responsible for any expenses (other than brokerage, taxes, and any non-recurring extraordinary items) in connection with the carrying-out of this Agreement.

7. Legal Opinions.

 A. Opinion of Acquired Fund Counsel. At the Closing, the Acquired Fund shall furnish the Acquiring Fund with such written opinions (including opinions as to certain federal income tax matters) of Willkie Farr & Gallagher LLP, and the factual representations supporting such opinions which shall be, in form and substance reasonably satisfactory to the Acquiring Fund. The requirement to obtain this opinion may not be waived.

 B. Opinion of Acquiring Fund Counsel. At the Closing, the Acquiring Fund shall furnish the Acquired Fund with a written opinion of Willkie Farr & Gallagher LLP, and the factual representations supporting such opinions which shall be, in form and substance reasonably satisfactory to the Acquired Fund.

8. Acquired Fund Representations, Warranties, and Covenants. The Acquired Fund hereby represents and warrants to the Acquiring Fund, and covenants and agrees with the Acquiring Fund:

 A. that the audited statement of assets and liabilities, including the schedule of portfolio investments, and the related statement of operations and statement of changes in net assets of the Acquired Fund as of October 31, 2018, and for the year then ended heretofore delivered to the Acquiring Fund were prepared in accordance with generally accepted accounting principles, reflect all liabilities of the

Acquired Fund, whether accrued or contingent, which are required to be reflected or reserved against in accordance with generally accepted accounting principles, and present fairly the financial position and results of operations of the Acquired Fund as of said date and for the period covered thereby;

 B. that the Acquired Fund will furnish to the Acquiring Fund an unaudited statement of assets and liabilities, including the schedule of portfolio investments (or a statement of net assets in lieu of a statement of assets and liabilities and a schedule of portfolio investments), and the related statement of operations and statement of changes in net assets of the Acquired Fund for the period commencing on the date following the date specified in paragraph 8.A. above and ending on April 30, 2019. These financial statements will be prepared in accordance with generally accepted accounting principles and will reflect all liabilities of the Acquired Fund, whether accrued or contingent, which are required to be reflected or reserved against in accordance with generally accepted accounting principles, will present fairly the financial position and results of operations of the Acquired Fund as of the dates of such statements and for the periods covered thereby;

 C. that there are no legal, administrative, or other proceedings pending or, to the knowledge of the Acquired Fund, overtly threatened against the Acquired Fund which would individually or in the aggregate materially affect the financial condition of the Acquired Fund or the Acquiring Fund’s ability to consummate the transactions contemplated hereby;

 D. that the execution and delivery of this Agreement by the Acquired Fund and the consummation of the transactions contemplated herein have been authorized by the Board of Directors by vote taken at a meeting of the Board of Directors of the Acquiring Fund duly called and held on July 31, 2019, and that approval by the Acquiring Fund’s shareholders of this Agreement or the consummation of the transactions contemplated herein is not required under applicable Maryland and federal law;

 E. that from the date of this Agreement through the Closing Date, there shall not have been:

  (1) any material change in the business, results of operations, assets, or financial condition or the manner of conducting the business of the Acquired Fund (other than changes in the ordinary course of its business or relating to the transactions contemplated by this Agreement, including, without limitation, dividends and distributions in the ordinary course, changes in the net asset value per share, redemptions in the ordinary course of business, and changes in sales volume), which has had a material adverse effect on such business, results of operations, assets, or financial condition, except in all instances as set forth in the financial statements of the Acquired Fund referred to in paragraphs 8.A. and 8.B. above;

  (2) any loss (whether or not covered by insurance) suffered by the Acquired Fund materially and adversely affecting the assets of the Acquired Fund, other than depreciation of securities;

  (3) issued any option to purchase or other right to acquire stock of the Acquired Fund of any class granted by the Acquired Fund to any person (excluding sales in the ordinary course and a dividend reinvestment program);

  (4) any indebtedness incurred by the Acquired Fund for borrowed money or any commitment to borrow money entered into by the Acquired Fund, except as provided in the current prospectus and statement of additional information of the Acquired Fund or so long as it will not prevent the Acquired Fund from complying with paragraph 8.I.;

  (5) any amendment to the Articles of Incorporation or By-Laws of the Acquired Fund except to effectuate the transactions contemplated hereunder or otherwise as disclosed in writing to the Acquiring Fund; or

  (6) any grant or imposition of any lien, claim, charge, or encumbrance upon any asset of the Acquired Fund except as provided in the current prospectus and statement of additional information of the Acquired Fund or so long as it will not prevent the Acquired Fund from complying with paragraph 8.I.;

 F. that there are no material contracts outstanding to which the Acquired Fund is bound other than as disclosed to the Acquiring Fund;

 G. that the Acquired Fund has filed all federal, state, and local tax returns and reports required by law to have been filed, that all federal, state and local income, franchise, property, sales, employment, or other taxes payable pursuant to such returns and reports have been paid so far as due, or provision has been made for the payment thereof, and that, to the knowledge of the Acquired Fund, no such return is currently under audit and no assessment has been asserted with respect to any such return other than with respect to all such matters which are not material individually or in the aggregate;

 H. that, as promptly as practicable, but in any case within 60 days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund with a statement of the earnings and profits of the Acquired Fund for federal income tax purposes;

 I. that on the Closing Date the Acquired Fund will have good and marketable title to the assets of the Acquired Fund to be conveyed hereunder, free and clear of all liens, mortgages, pledges, encumbrances, charges, claims, and equities whatsoever, and full right, power, and authority to sell, assign, transfer, and deliver such assets and shall deliver such assets to the Acquiring Fund as set forth in paragraph 1.A. hereof. Upon delivery of such assets, the Acquiring Fund will receive good and marketable title to such assets, free and clear of all liens, mortgages, pledges, encumbrances, charges, claims, and equities, except as to adverse claims of which the Acquiring Fund has notice at or prior to the time of delivery. Except as set forth on the Securities List, none of the securities comprising the assets of the Acquired Fund will be “restricted securities” under the 1933 Act or the rules and regulations of the Securities and Exchange Commission (“Commission”) thereunder;

 J. that the Information Statement/Prospectus (hereinafter defined) at the time of delivery by the Acquired Fund to all shareholders of record on July 31, 2019, to notify shareholders of this transaction, on the Closing Date and at the time of the liquidation of the Acquired Fund set forth in paragraph 4. above, as amended or as supplemented if it shall have been amended or supplemented, will conform in all material respects to the applicable requirements of the 1933 Act, the Securities Exchange Act of 1934 (“1934 Act”) and the 1940 Act and the rules and regulations of the Commission thereunder, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading, except that no representations or warranties in this section apply to statements or omissions which are based on written information furnished by the Acquiring Fund to the Acquired Fund;

 K. that the Acquired Fund is not, and the execution, delivery, and performance of this Agreement will not result, in a material violation of any provision of its Articles of Incorporation or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquired Fund is a party or by which it is bound and that this Agreement constitutes a valid and legally binding obligation of the Acquired Fund, enforceable against the Acquired Fund in accordance with its terms, except as enforceability may be affected by bankruptcy laws, laws affecting creditors generally, and general principles of equity;

 L. that the Acquired Fund will take all actions within its control necessary to cause the exchange of Acquiring Fund Shares for assets of the Acquired Fund made under this Agreement to qualify, as of and after the Closing, as a reorganization within the meaning of Section 368(a)(1)(C) of the Code; and

 M. that the Acquired Fund is registered with the Commission under the 1940 Act, classified as a management investment company, and subclassified as an open-end company.

9. Acquiring Fund Representations, Warranties, and Covenants. The Acquiring Fund hereby represents and warrants to the Acquired Fund, and covenants and agrees with the Acquired Fund:

 A. that the audited statement of assets and liabilities, including the schedule of portfolio investments, and the related statement of operations and statement of changes in net assets of the Acquiring Fund as of October 31, 2018, and for the year then ended heretofore delivered to the Acquired Fund were prepared in accordance with generally accepted accounting principles, reflect all liabilities of the Acquiring Fund, whether accrued or contingent, which are required to be reflected or reserved against in accordance with generally accepted accounting principles, and present fairly the financial position and results of operations of the Acquiring Fund as of said date and for the period covered thereby;

 B. that there are no legal, administrative, or other proceedings pending or, to its knowledge, overtly threatened against the Acquiring Fund which would individually or in the aggregate materially affect the financial condition of the Acquiring Fund’s ability to consummate the transactions contemplated hereby;

 C. that the execution and delivery of this Agreement by the Acquiring Fund and the consummation of the transactions contemplated herein have been authorized by the Board of Directors of the Acquiring Fund by vote taken at a meeting of the Board of Directors of the Acquiring Fund duly called and held on July 31, 2019, and that approval by the Acquiring Fund’s shareholders of this Agreement or the consummation of the transactions contemplated herein is not required under applicable Maryland and federal law;

 D. that from the date of this Agreement through the Closing Date, there shall not have been any material change in the business, results of operations, assets, or financial condition or the manner of conducting the business of the Acquiring Fund (other than changes in the ordinary course of its business, including, without limitation, dividends and distributions in the ordinary course, changes in the net asset value per share, redemptions in the ordinary course of business, and changes in sales volume), which has had an adverse material effect on such business, results of operations, assets, or financial condition, except in all instances as set forth in the financial statements of the Acquiring Fund referred to in paragraph 9.A. and 9.B. above;

 E. that the Acquiring Fund is registered with the Commission under the 1940 Act, classified as a management investment company, and subclassified as an open-end diversified company;

 F. that the shares of the Acquiring Fund to be issued pursuant to paragraph 1.A. will be duly registered under the 1933 Act by the Registration Statement (hereinafter defined) in effect on the Closing Date and at the time of the liquidation of the Acquired Fund set forth in paragraph 4. above;

 G. that the Acquiring Fund Shares are duly authorized and validly issued and are fully paid, nonassessable, and free of any preemptive rights and conform in all material respects to the description thereof contained in the Information Statement/Prospectus as in effect on the Closing Date and at the time of the liquidation of the Acquired Fund set forth in paragraph 4. above;

 H. that the Acquiring Fund is not, and the execution, delivery, and performance of this Agreement will not result, in a material violation of any provision of the Acquiring Fund’s Articles of Incorporation or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound, and that this Agreement constitutes a valid and legally binding obligation of the Acquiring Fund, enforceable against the Acquiring Fund in accordance with its terms, except as enforceability may be affected by bankruptcy laws, laws affecting creditors generally, and general principles of equity;

 I. that the Acquiring Fund will take all actions within its control necessary to cause the exchange of Acquiring Fund Shares for assets of the Acquired Fund made under this Agreement to qualify, as of and after the Closing, as a reorganization within the meaning of Section 368(a)(1)(C) of the Code;

 J. that the Acquiring Fund has filed all federal, state, and local tax returns and reports required by law to have been filed, that all federal, state, and local income, franchise, property, sales, employment, or other taxes payable pursuant to such returns and reports have been paid so far as due, or provision has been made for the payment thereof, and that, to the knowledge of the Acquiring Fund, no such return is currently under audit and no assessment has been asserted with respect to any such return, other than with respect to all such matters those which are not material individually or in the aggregate;

 K. that the Information Statement/Prospectus at the time of delivery by the Acquired Fund to its shareholders to inform shareholders of this transaction, on the Closing Date and at the liquidation of the Acquired Fund set forth in paragraph 4. above, as amended or as supplemented if it shall have been amended or supplemented, and the Registration Statement on the effective date thereof, on the Closing Date and at the liquidation of the Acquired Fund set forth in paragraph 4. above, will conform in all material respects to the applicable requirements of the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations of the Commission thereunder, and will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading, except that no representations or warranties in this section apply to statements or omissions which are based on written information furnished by the Acquired Fund to the Acquiring Fund; and

 L. the current prospectus and statement of additional information of the Acquiring Fund (copies of which are available) conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

10. Certain Conditions.

 Unless waived by the parties in writing in their sole discretion, all obligations of the parties hereunder are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

 A. Registration Statement and Information Statement/Prospectus. The Acquiring Fund will file a registration statement on Form N-14 with the Commission under the 1933 Act in order to register the Acquiring Fund Shares to be issued hereunder. Such registration statement in the form in which it shall become effective and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, such registration statement as amended, is referred to herein as the “Registration Statement.” The Acquired Fund will file a preliminary information statement with the Commission under the 1940 Act and the 1933 Act, relating to this Agreement and the transactions herein contemplated, in the form of a combined Information Statement and prospectus and related statement of additional information included in the Registration Statement. The combined Information Statement and prospectus and related statement of additional information that is first filed pursuant to Rule 497(b) under the 1933 Act is referred to herein as the “Information Statement/Prospectus.” The Acquiring Fund and the Acquired Fund each will exert reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as practical and agree to cooperate in such efforts. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened, or contemplated under the 1933 Act. Upon effectiveness of the Registration Statement, the Acquired Fund will cause the Information Statement/Prospectus to be delivered to the shareholders of the Acquired Fund of record, in sufficient time to comply with requirements as to notice thereof, the Information Statement/Prospectus, which complies in all material respects with the applicable provisions of Section 14(c) of the 1934 Act, and the rules and regulations thereunder.

 B. Pending or Threatened Proceedings. On the Closing Date, no action, suit, or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

 C. Appropriate Articles. The Acquired Fund shall execute and cause to be filed with the Maryland State Department of Assessments and Taxation, such articles of transfer, articles supplementary or other documents, as necessary to eliminate designation of the Acquired Fund, as appropriate.

 D. Declaration of Dividend. The Acquired Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Acquired Fund shareholders all of the investment company taxable income and realized capital gain for all taxable periods of the Acquired Fund which are required to be distributed to avoid federal income or excise tax applicable to regulated investment companies.

 E. State Securities Laws. The parties shall have received all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated herein.

 F. Performance of Covenants. Each party shall have performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Valuation Date and the Closing Date.

 G. Representations and Warranties. The representations and warranties of each party set forth in this Agreement will be true and correct on the Closing Date, and each party shall deliver to the other a certificate of a duly authorized officer of such party to that effect.

11. Notices. All notices, requests, instructions, and demands in the course of the transactions herein contemplated shall be in writing addressed to the respective parties as follows and shall be deemed given: (i) on the next day if sent by prepaid overnight courier and (ii) on the same day if given by hand delivery or telecopy.

 If to the Acquiring Fund or Acquired Fund:

 David Oestreicher, Esquire
 T. Rowe Price Associates, Inc.
 100 East Pratt Street
 Baltimore, Maryland 21202
 Fax Number (410) 345-6575

 with a copy to:

 Margery K. Neale, Esquire
 Willkie Farr & Gallagher LLP
 787 Seventh Avenue
 New York, New York 10019
 Fax Number (212) 728-9138

or to such other address as the parties from time to time may designate by written notice to all other parties hereto.

12. Termination and Postponement.

 A. This Agreement may be terminated or postponed by the Acquiring Fund or the Acquired Fund at any time, before or after approval by the shareholders of the Acquired Fund, upon the giving of written notice to the other, if the conditions specified in paragraphs 8., 9., and 10. have not been performed or do not exist on or before December 31, 2019 or to the extent permitted by law.

 B. In the event of termination of this Agreement pursuant to paragraph 12.A. of this Agreement, neither party (nor its officers, or directors) shall have any liability to the other.

13. Exhibits. All Exhibits shall be considered as part of this Agreement.

14. Miscellaneous. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns. It shall be governed by, construed, and enforced in accordance with the laws of the State of Maryland. The Acquired Fund and the Acquiring Fund represent and warrant to each other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein. The Acquired Fund and the Acquiring Fund agree that no party has made any representation, warranty, or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties as to the subject matter hereof. The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder for a period of three years thereafter. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement shall be executed in any number of counterparts, each of which shall be deemed an original. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement. Whenever used herein, the use of any gender shall include all genders.

15. Amendments. The Acquired Fund and the Acquiring Fund by mutual consent of their Boards of Directors or authorized committees or officers may amend this Agreement in such manner as may be agreed upon.

16. Waiver. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

17. Liability.

 A. The Acquired Fund and the Acquiring Fund acknowledge and agree that all obligations of the Acquired Fund under this Agreement are binding only with respect to the Acquired Fund; that any liability of the Acquired Fund under this Agreement or in connection with the transactions contemplated herein shall be discharged only out of the assets of the Acquired Fund.

 B. The Acquiring Fund and the Acquired Fund acknowledge and agree that all obligations of the Acquiring Fund under this Agreement are binding only with respect to the Acquiring Fund; that any liability of the Acquiring Fund under this Agreement or in connection with the transactions contemplated herein shall be discharged only out of the assets of the Acquiring Fund.

 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and by their officers thereunto duly authorized, as of the day and year first above written.

WITNESS:	T. ROWE PRICE INTERNATIONAL FUNDS, INC., on behalf of the T. Rowe Price Global Growth Stock Fund
/s/Shannon Hofher Rauser ________________________ Shannon Hofher Rauser	By /s/Darrell N. Braman _____________________ (SEAL) Darrell N. Braman Title: Vice President and Secretary

WITNESS:	T. ROWE PRICE INSTITUTIONAL INTERNATIONAL FUNDS, INC., on behalf of the T. Rowe Price Institutional Global Growth Equity Fund
/s/Shannon Hofher Rauser _________________________ Shannon Hofher Rauser	By /s/David Oestreicher _____________________ (SEAL) David Oestreicher Title: Director, Principal Executive Officer, and Executive Vice President

AGREEMENT AND PLAN OF REORGANIZATION

 THIS AGREEMENT AND PLAN OF REORGANIZATION (“Agreement”) is made this 31st day of July, 2019, by and between (i) T. Rowe Price Institutional Equity Funds, Inc., a corporation organized and existing under the laws of Maryland on behalf of its series, T. Rowe Price Institutional U.S. Structured Research Fund (“Acquired Fund”), and (ii) T. Rowe Price U.S. Equity Research Fund, Inc., a corporation organized and existing under the laws of Maryland on behalf of its series, T. Rowe Price U.S. Equity Research Fund (“Acquiring Fund”) and each of the Acquiring Fund’s classes, T. Rowe Price U.S. Equity Research Fund, T. Rowe Price U.S. Equity Research Fund—Advisor Class, T. Rowe Price U.S. Equity Research Fund—I Class, and T. Rowe Price U.S. Equity Research Fund—R Class. All references in this Agreement to the Acquiring Fund and the Acquired Fund are, as applicable, to the T. Rowe Price U.S. Equity Research Fund (including each of its classes) and the T. Rowe Price U.S. Structured Research Equity Fund, respectively, as if this Agreement were executed solely by each such fund.

W I T N E S S E T H:

 The Acquiring Fund and the Acquired Fund are each series of an open-end management investment company registered under the Investment Company Act of 1940 (“1940 Act”). The Acquired Fund owns securities that are assets of the character in which the Acquiring Fund is permitted to invest. The Acquiring Fund and the Acquired Fund have agreed to combine through the transfer of substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for shares of the T. Rowe Price U.S. Equity Research Fund—I Class (par value $0.0001 per share) of the Acquiring Fund (“Acquiring Fund Shares”) and the distribution of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund. The Acquiring Fund wishes to enter into a definitive agreement setting forth the terms and conditions of the foregoing transactions as a “plan of reorganization” and “liquidation” within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (“Code”).

 NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

1. Assets and Liabilities to be Transferred

 A. Reorganization. Prior to the close of regular trading on the New York Stock Exchange (“Exchange”) on the Closing Date (as hereinafter defined), all the assets and liabilities of the Acquired Fund, net of appropriate reserves and those assets and liabilities described in paragraph 1.C. below, shall be delivered as provided in paragraph 2.C. to State Street Bank Corporation, custodian of the Acquiring Fund’s assets (“Custodian”), or, in the case of securities maintained outside of the United States, JPMorgan Chase Bank, London (“Foreign Custodian”), if applicable, in exchange for and against delivery by the Acquiring Fund to the Acquired Fund on the

Closing Date of a number of Acquiring Fund Shares (including, if applicable, fractional shares) having an aggregate net asset value equal to the value of the assets of the Acquired Fund so transferred, assigned and delivered, all determined and adjusted as provided in paragraph 1.B. below. Notwithstanding the foregoing, the assets of the Acquired Fund to be acquired by the Acquiring Fund shall constitute at least 90% of the fair market value of the net assets of the Acquired Fund and at least 70% of the fair market value of the gross assets of the Acquired Fund as described on the “Valuation Date” (hereinafter defined).

 B. Valuation. The net asset value of shares of the Acquiring Fund and the value of the assets of the Acquired Fund to be transferred shall, in each case, be computed as of the close of regular trading on the Exchange on the Valuation Date (as hereinafter defined). The net asset value of the Acquiring Fund Shares shall be computed in the manner set forth in the Acquiring Fund’s current prospectus and statement of additional information under the Securities Act of 1933 (“1933 Act”) and the 1940 Act. The value of the assets of the Acquired Fund to be transferred shall be computed by the Acquiring Fund in accordance with the policies and procedures of the Acquiring Fund as described in the Acquiring Fund’s current prospectus and statement of additional information under the 1933 Act and the 1940 Act, subject to review and approval by the Acquired Fund and to such adjustments, if any, agreed to by the parties.

 C. Excludable Assets and Liabilities. The property and assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all assets and property, including, without limitation, all rights, cash, securities, commodities and futures interests, forwards, swaps and other financial instruments, claims (whether absolute or contingent, known or unknown), receivables (including dividends, interest, principal, subscriptions and other receivables), goodwill and other intangible property, contractual rights and choses in action, copies of all books and records belonging to the Acquired Fund (including all books and records required to be maintained under the 1940 Act), any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the Closing Date, and all interests, rights, privileges and powers, other than the Acquired Fund’s rights under this Agreement on the Valuation Date as defined in paragraph 2.B, excluding the estimated costs of extinguishing any Excluded Liability (as defined below) and cash in an amount necessary to pay any dividends pursuant to sub-paragraph 10.E (collectively, “Assets”). The Assets of the Acquired Fund shall be delivered to the Acquiring Fund free and clear of all liens, encumbrances, hypothecations and claims whatsoever, and there shall be no restrictions on the full transfer thereof. The Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on the Statement of Assets and Liabilities of the Acquired Fund prepared on behalf of the Acquired Fund, as of the Valuation Date, in accordance with generally accepted accounting principles consistently applied from the prior audited period, except for the Acquired Fund’s Excluded Liabilities (as defined below), if any, pursuant to this Agreement (collectively, “Liabilities”). If prior to the Closing Date, the Acquiring Fund identifies a Liability that the Acquiring Fund and the

Acquired Fund mutually agree should not be assumed by the Acquiring Fund, such Liability shall be excluded from the definition of Liabilities hereunder and shall be listed on a Schedule of Excluded Liabilities to be signed by the Acquired Fund and the Acquiring Fund at the Closing (the “Excluded Liabilities”).

2. Definitions

 A. Closing and Closing Date. Subject to the terms and conditions hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) shall be conducted at the offices of the Acquiring Fund in Baltimore, Maryland, beginning at 8:00 a.m., eastern time, on November 18, 2019, or at such other place or on such later business day as may be agreed upon by the parties. In the event that on the Valuation Date (i) the Exchange is closed or trading thereon is restricted, or (ii) trading or the reporting of trading on the Exchange or elsewhere is disrupted so that accurate appraisal of the value of the Acquired Fund assets or the net asset value of the Acquiring Fund Shares is impractical, the Closing shall be postponed until the first business day after the first business day when trading on the Exchange or elsewhere shall have been fully resumed and reporting thereon shall have been restored, or such other business day as soon thereafter as may be agreed upon by the parties. The date on which the Closing actually occurs is herein referred to as the “Closing Date.”

 B. Valuation Date. The business day next preceding the Closing Date shall be the “Valuation Date.” The stock transfer books of the Acquired Fund will be permanently closed as of the close of business on the Valuation Date. The Acquired Fund shall only accept redemption requests received by it in proper form prior to the close of regular trading on the Exchange on the Valuation Date. Redemption requests received thereafter shall be deemed to be redemption requests for Acquiring Fund shares to be distributed to Acquired Fund shareholders pursuant to the Plan (assuming that the transactions contemplated by this Agreement have been consummated).

 C. Delivery. Portfolio securities shall be delivered by the Acquired Fund to the Custodian or the Foreign Custodian, to be held until the Closing for the account of the Acquired Fund, no later than three (3) business days preceding the Closing (“Delivery Date”), duly endorsed in proper form for transfer in such condition as to constitute a good delivery thereof, in accordance with the custom of brokers, and shall be accompanied by all necessary state stock transfer stamps, if any, or a check for the appropriate purchase price thereof. Cash of the Acquired Fund shall be delivered by the Acquired Fund on the Closing Date and shall be in the form of currency or wire transfer in federal funds, payable to the order of the Custodian or the Foreign Custodian. A confirmation for the Acquiring Fund Shares, credited to the account of the Acquired Fund and registered in the name of the Acquired Fund, shall be delivered by the Acquiring Fund to the Acquired Fund at the Closing.

3. Failure to Deliver Securities. If, on the Delivery Date, the Acquired Fund is unable to make delivery under paragraph 2.C. to the Custodian or the Foreign Custodian of any of the portfolio securities of the Acquired Fund, the Acquiring Fund may waive the delivery requirements of paragraph 2.C. with respect to said undelivered securities, if the Acquired Fund has delivered to the Custodian or the Foreign Custodian by or on the Delivery Date and, with respect to said undelivered securities, such documents in the form of executed copies of an agreement of assignment and escrow agreement and due bills and the like as may be required by the Acquiring Fund or the Custodian or the Foreign Custodian, including brokers’ confirmation slips.

4. Post-Closing Distribution and Liquidation of the Acquired Fund. As soon as practicable after the Closing, the Acquired Fund shall distribute all of the remaining assets thereof to the shareholders of the Acquired Fund. At, or as soon as may be practicable following the Closing Date, the Acquired Fund shall for federal income tax purposes be liquidated and distribute the Acquiring Fund Shares received hereunder by instructing the Acquiring Fund that the pro-rata interest (in full and fractional Acquiring Fund Shares) of each of the holders of record of shares of the Acquired Fund as of the close of business on the Valuation Date as certified by the Acquired Fund’s transfer agent (“Acquired Fund Record Holders”) be registered on the books of the T. Rowe Price U.S. Equity Research Fund—I Class in the names of each of the Acquired Fund Record Holders. The Acquiring Fund agrees to comply promptly with said instruction. All issued and outstanding shares of the Acquired Fund shall thereupon be redeemed for no value and canceled on the books of the Acquired Fund. The Acquiring Fund shall have no obligation to inquire as to the validity, propriety, or correctness of any such instruction, but shall, in each case, assume that such instruction is valid, proper, and correct. The Acquiring Fund shall record on its books the ownership of Acquiring Fund Shares by Acquired Fund Record Holders. No redemption or repurchase of any Acquiring Fund Shares credited to Acquired Fund Record Holders in respect of the Acquired Fund Shares represented by unsurrendered stock certificates shall be permitted until such certificates have been surrendered to the Custodian for cancellation. Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the name of the Acquired Fund Record Holder on the books of the Acquiring Fund as of the Closing Date shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

5. Acquired Fund Securities. The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund’s portfolio investments as of the date of execution of this Agreement. The Acquired Fund may sell any of these investments and will confer with the Acquiring Fund with respect to investments for the Acquired Fund. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a statement of the Acquiring Fund’s investment objectives, policies, and restrictions and a list of the investments, if any, on the list referred to in the first sentence of this paragraph 5 that do not conform to such objectives, policies, and restrictions. In the event that the Acquired Fund holds any investments that the Acquiring Fund may not hold, the Acquired Fund will, consistent with the foregoing and its own policies and restrictions, use its reasonable efforts to dispose of such investments prior to the Closing Date, provided, however, that in no event will the Acquired Fund be required to dispose of assets to an extent which would cause less than 50% of the historical business assets of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement or to take any action that is inconsistent with paragraph 8.M. below. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain any investments exceeding certain percentage limitations applicable to the Acquiring Fund with respect to such investments, the Acquired Fund will, if requested by the Acquiring Fund, in a manner consistent with the foregoing and its own policies and restrictions, use its reasonable efforts to dispose of an amount of such investments sufficient to avoid violating such limitations as of the Closing Date. On the Delivery Date, the Acquired Fund shall deliver to the Acquiring Fund a list setting forth the securities then owned by the Acquired Fund (“Securities List”), which shall be prepared in accordance with the requirements of the Code and the regulations promulgated thereunder for specific identification tax lot accounting and which shall clearly reflect the basis used for determination of gain and loss realized on the partial sale of any security transferred to the Acquiring Fund. The records from which the Securities List will be prepared shall be made available by the Acquired Fund prior to the Closing Date for inspection by the Acquiring Fund’s treasurer or his designee or the auditors of the Acquiring Fund upon reasonable request.

6. Expenses. Neither the Acquiring Fund nor the Acquired Fund shall be responsible for any expenses (other than brokerage, taxes, and any non-recurring extraordinary items) in connection with the carrying-out of this Agreement.

7. Legal Opinions.

 A. Opinion of Acquired Fund Counsel. At the Closing, the Acquired Fund shall furnish the Acquiring Fund with such written opinions (including opinions as to certain federal income tax matters) of Willkie Farr & Gallagher LLP, and the factual representations supporting such opinions which shall be, in form and substance reasonably satisfactory to the Acquiring Fund. The requirement to obtain this opinion may not be waived.

 B. Opinion of Acquiring Fund Counsel. At the Closing, the Acquiring Fund shall furnish the Acquired Fund with a written opinion of Willkie Farr & Gallagher LLP, and the factual representations supporting such opinions which shall be, in form and substance reasonably satisfactory to the Acquired Fund.

8. Acquired Fund Representations, Warranties, and Covenants. The Acquired Fund hereby represents and warrants to the Acquiring Fund, and covenants and agrees with the Acquiring Fund:

 A. that the audited statement of assets and liabilities, including the schedule of portfolio investments, and the related statement of operations and statement of changes in net assets of the Acquired Fund as of December 31, 2018, and for the year then ended heretofore delivered to the Acquiring Fund were prepared in accordance with generally accepted accounting principles, reflect all liabilities of the

Acquired Fund, whether accrued or contingent, which are required to be reflected or reserved against in accordance with generally accepted accounting principles, and present fairly the financial position and results of operations of the Acquired Fund as of said date and for the period covered thereby;

 B. that the Acquired Fund will furnish to the Acquiring Fund an unaudited statement of assets and liabilities, including the schedule of portfolio investments (or a statement of net assets in lieu of a statement of assets and liabilities and a schedule of portfolio investments), and the related statement of operations and statement of changes in net assets of the Acquired Fund for the period commencing on the date following the date specified in paragraph 8.A. above and ending on June 30, 2019. These financial statements will be prepared in accordance with generally accepted accounting principles and will reflect all liabilities of the Acquired Fund, whether accrued or contingent, which are required to be reflected or reserved against in accordance with generally accepted accounting principles, will present fairly the financial position and results of operations of the Acquired Fund as of the dates of such statements and for the periods covered thereby;

 C. that there are no legal, administrative, or other proceedings pending or, to the knowledge of the Acquired Fund, overtly threatened against the Acquired Fund which would individually or in the aggregate materially affect the financial condition of the Acquired Fund or the Acquiring Fund’s ability to consummate the transactions contemplated hereby;

 D. that the execution and delivery of this Agreement by the Acquired Fund and the consummation of the transactions contemplated herein have been authorized by the Board of Directors by vote taken at a meeting of the Board of Directors of the Acquiring Fund duly called and held on July 31, 2019, and that approval by the Acquiring Fund’s shareholders of this Agreement or the consummation of the transactions contemplated herein is not required under applicable Maryland and federal law;

 E. that from the date of this Agreement through the Closing Date, there shall not have been:

  (1) any material change in the business, results of operations, assets, or financial condition or the manner of conducting the business of the Acquired Fund (other than changes in the ordinary course of its business or relating to the transactions contemplated by this Agreement, including, without limitation, dividends and distributions in the ordinary course, changes in the net asset value per share, redemptions in the ordinary course of business, and changes in sales volume), which has had a material adverse effect on such business, results of operations, assets, or financial condition, except in all instances as set forth in the financial statements of the Acquired Fund referred to in paragraphs 8.A. and 8.B. above;

  (2) any loss (whether or not covered by insurance) suffered by the Acquired Fund materially and adversely affecting the assets of the Acquired Fund, other than depreciation of securities;

  (3) issued any option to purchase or other right to acquire stock of the Acquired Fund of any class granted by the Acquired Fund to any person (excluding sales in the ordinary course and a dividend reinvestment program);

  (4) any indebtedness incurred by the Acquired Fund for borrowed money or any commitment to borrow money entered into by the Acquired Fund, except as provided in the current prospectus and statement of additional information of the Acquired Fund or so long as it will not prevent the Acquired Fund from complying with paragraph 8.I.;

  (5) any amendment to the Articles of Incorporation or By-Laws of the Acquired Fund except to effectuate the transactions contemplated hereunder or otherwise as disclosed in writing to the Acquiring Fund; or

  (6) any grant or imposition of any lien, claim, charge, or encumbrance upon any asset of the Acquired Fund except as provided in the current prospectus and statement of additional information of the Acquired Fund or so long as it will not prevent the Acquired Fund from complying with paragraph 8.I.;

 F. that there are no material contracts outstanding to which the Acquired Fund is bound other than as disclosed to the Acquiring Fund;

 G. that the Acquired Fund has filed all federal, state, and local tax returns and reports required by law to have been filed, that all federal, state and local income, franchise, property, sales, employment, or other taxes payable pursuant to such returns and reports have been paid so far as due, or provision has been made for the payment thereof, and that, to the knowledge of the Acquired Fund, no such return is currently under audit and no assessment has been asserted with respect to any such return other than with respect to all such matters which are not material individually or in the aggregate;

 H. that, as promptly as practicable, but in any case within 60 days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund with a statement of the earnings and profits of the Acquired Fund for federal income tax purposes;

 I. that on the Closing Date the Acquired Fund will have good and marketable title to the assets of the Acquired Fund to be conveyed hereunder, free and clear of all liens, mortgages, pledges, encumbrances, charges, claims, and equities whatsoever, and full right, power, and authority to sell, assign, transfer, and deliver such assets and shall deliver such assets to the Acquiring Fund as set forth in paragraph 1.A. hereof. Upon delivery of such assets, the Acquiring Fund will receive good and marketable title to such assets, free and clear of all liens, mortgages, pledges, encumbrances, charges, claims, and equities, except as to adverse claims of which the Acquiring Fund has notice at or prior to the time of delivery. Except as set forth on the Securities List, none of the securities comprising the assets of the Acquired Fund will be “restricted securities” under the 1933 Act or the rules and regulations of the Securities and Exchange Commission (“Commission”) thereunder;

 J. that the Information Statement/Prospectus (hereinafter defined) at the time of delivery by the Acquired Fund to all shareholders of record on July 31, 2019, to notify shareholders of this transaction, on the Closing Date and at the time of the liquidation of the Acquired Fund set forth in paragraph 4. above, as amended or as supplemented if it shall have been amended or supplemented, will conform in all material respects to the applicable requirements of the 1933 Act, the Securities Exchange Act of 1934 (“1934 Act”) and the 1940 Act and the rules and regulations of the Commission thereunder, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading, except that no representations or warranties in this section apply to statements or omissions which are based on written information furnished by the Acquiring Fund to the Acquired Fund;

 K. that the Acquired Fund is not, and the execution, delivery, and performance of this Agreement will not result, in a material violation of any provision of its Articles of Incorporation or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquired Fund is a party or by which it is bound and that this Agreement constitutes a valid and legally binding obligation of the Acquired Fund, enforceable against the Acquired Fund in accordance with its terms, except as enforceability may be affected by bankruptcy laws, laws affecting creditors generally, and general principles of equity;

 L. that the Acquired Fund will take all actions within its control necessary to cause the exchange of Acquiring Fund Shares for assets of the Acquired Fund made under this Agreement to qualify, as of and after the Closing, as a reorganization within the meaning of Section 368(a)(1)(C) of the Code; and

 M. that the Acquired Fund is registered with the Commission under the 1940 Act, classified as a management investment company, and subclassified as an open-end company.

9. Acquiring Fund Representations, Warranties, and Covenants. The Acquiring Fund hereby represents and warrants to the Acquired Fund, and covenants and agrees with the Acquired Fund:

 A. that the audited statement of assets and liabilities, including the schedule of portfolio investments, and the related statement of operations and statement of changes in net assets of the Acquiring Fund as of December 31, 2018, and for the year then ended heretofore delivered to the Acquired Fund were prepared in accordance with generally accepted accounting principles, reflect all liabilities of the Acquiring Fund, whether accrued or contingent, which are required to be reflected or reserved against in accordance with generally accepted accounting principles, and present fairly the financial position and results of operations of the Acquiring Fund as of said date and for the period covered thereby;

 B. that there are no legal, administrative, or other proceedings pending or, to its knowledge, overtly threatened against the Acquiring Fund which would individually or in the aggregate materially affect the financial condition of the Acquiring Fund’s ability to consummate the transactions contemplated hereby;

 C. that the execution and delivery of this Agreement by the Acquiring Fund and the consummation of the transactions contemplated herein have been authorized by the Board of Directors of the Acquiring Fund by vote taken at a meeting of the Board of Directors of the Acquiring Fund duly called and held on July 31, 2019, and that approval by the Acquiring Fund’s shareholders of this Agreement or the consummation of the transactions contemplated herein is not required under applicable Maryland and federal law;

 D. that from the date of this Agreement through the Closing Date, there shall not have been any material change in the business, results of operations, assets, or financial condition or the manner of conducting the business of the Acquiring Fund (other than changes in the ordinary course of its business, including, without limitation, dividends and distributions in the ordinary course, changes in the net asset value per share, redemptions in the ordinary course of business, and changes in sales volume), which has had an adverse material effect on such business, results of operations, assets, or financial condition, except in all instances as set forth in the financial statements of the Acquiring Fund referred to in paragraph 9.A. and 9.B. above;

 E. that the Acquiring Fund is registered with the Commission under the 1940 Act, classified as a management investment company, and subclassified as an open-end diversified company;

 F. that the shares of the Acquiring Fund to be issued pursuant to paragraph 1.A. will be duly registered under the 1933 Act by the Registration Statement (hereinafter defined) in effect on the Closing Date and at the time of the liquidation of the Acquired Fund set forth in paragraph 4. above;

 G. that the Acquiring Fund Shares are duly authorized and validly issued and are fully paid, nonassessable, and free of any preemptive rights and conform in all material respects to the description thereof contained in the Information Statement/Prospectus as in effect on the Closing Date and at the time of the liquidation of the Acquired Fund set forth in paragraph 4. above;

 H. that the Acquiring Fund is not, and the execution, delivery, and performance of this Agreement will not result, in a material violation of any provision of the Acquiring Fund’s Articles of Incorporation or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound, and that this Agreement constitutes a valid and legally binding obligation of the Acquiring Fund, enforceable against the Acquiring Fund in accordance with its terms, except as enforceability may be affected by bankruptcy laws, laws affecting creditors generally, and general principles of equity;

 I. that the Acquiring Fund will take all actions within its control necessary to cause the exchange of Acquiring Fund Shares for assets of the Acquired Fund made under this Agreement to qualify, as of and after the Closing, as a reorganization within the meaning of Section 368(a)(1)(C) of the Code;

 J. that the Acquiring Fund has filed all federal, state, and local tax returns and reports required by law to have been filed, that all federal, state, and local income, franchise, property, sales, employment, or other taxes payable pursuant to such returns and reports have been paid so far as due, or provision has been made for the payment thereof, and that, to the knowledge of the Acquiring Fund, no such return is currently under audit and no assessment has been asserted with respect to any such return, other than with respect to all such matters those which are not material individually or in the aggregate;

 K. that the Information Statement/Prospectus at the time of delivery by the Acquired Fund to its shareholders to inform shareholders of this transaction, on the Closing Date and at the liquidation of the Acquired Fund set forth in paragraph 4. above, as amended or as supplemented if it shall have been amended or supplemented, and the Registration Statement on the effective date thereof, on the Closing Date and at the liquidation of the Acquired Fund set forth in paragraph 4. above, will conform in all material respects to the applicable requirements of the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations of the Commission thereunder, and will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading, except that no representations or warranties in this section apply to statements or omissions which are based on written information furnished by the Acquired Fund to the Acquiring Fund; and

 L. the current prospectus and statement of additional information of the Acquiring Fund (copies of which are available) conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

10. Certain Conditions.

 Unless waived by the parties in writing in their sole discretion, all obligations of the parties hereunder are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

 A. Registration Statement and Information Statement/Prospectus. The Acquiring Fund will file a registration statement on Form N-14 with the Commission under the 1933 Act in order to register the Acquiring Fund Shares to be issued hereunder. Such registration statement in the form in which it shall become effective and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, such registration statement as amended, is referred to herein as the “Registration Statement.” The Acquired Fund will file a preliminary information statement with the Commission under the 1940 Act and the 1933 Act, relating to this Agreement and the transactions herein contemplated, in the form of a combined Information Statement and prospectus and related statement of additional information included in the Registration Statement. The combined Information Statement and prospectus and related statement of additional information that is first filed pursuant to Rule 497(b) under the 1933 Act is referred to herein as the “Information Statement/Prospectus.” The Acquiring Fund and the Acquired Fund each will exert reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as practical and agree to cooperate in such efforts. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened, or contemplated under the 1933 Act. Upon effectiveness of the Registration Statement, the Acquired Fund will cause the Information Statement/Prospectus to be delivered to the shareholders of the Acquired Fund of record, in sufficient time to comply with requirements as to notice thereof, the Information Statement/Prospectus, which complies in all material respects with the applicable provisions of Section 14(c) of the 1934 Act, and the rules and regulations thereunder.

 B. Pending or Threatened Proceedings. On the Closing Date, no action, suit, or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

 C. Appropriate Articles. The Acquired Fund shall execute and cause to be filed with the Maryland State Department of Assessments and Taxation, such articles of transfer, articles supplementary or other documents, as necessary to eliminate designation of the Acquired Fund, as appropriate.

 D. Declaration of Dividend. The Acquired Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Acquired Fund shareholders all of the investment company taxable income and realized capital gain for all taxable periods of the Acquired Fund which are required to be distributed to avoid federal income or excise tax applicable to regulated investment companies.

 E. State Securities Laws. The parties shall have received all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated herein.

 F. Performance of Covenants. Each party shall have performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Valuation Date and the Closing Date.

 G. Representations and Warranties. The representations and warranties of each party set forth in this Agreement will be true and correct on the Closing Date, and each party shall deliver to the other a certificate of a duly authorized officer of such party to that effect.

11. Notices. All notices, requests, instructions, and demands in the course of the transactions herein contemplated shall be in writing addressed to the respective parties as follows and shall be deemed given: (i) on the next day if sent by prepaid overnight courier and (ii) on the same day if given by hand delivery or telecopy.

 If to the Acquiring Fund or Acquired Fund:

 David Oestreicher, Esquire
 T. Rowe Price Associates, Inc.
 100 East Pratt Street
 Baltimore, Maryland 21202
 Fax Number (410) 345-6575

 with a copy to:

 Margery K. Neale, Esquire
 Willkie Farr & Gallagher LLP
 787 Seventh Avenue
 New York, New York 10019
 Fax Number (212) 728-9138

or to such other address as the parties from time to time may designate by written notice to all other parties hereto.

12. Termination and Postponement.

 A. This Agreement may be terminated or postponed by the Acquiring Fund or the Acquired Fund at any time, before or after approval by the shareholders of the Acquired Fund, upon the giving of written notice to the other, if the conditions specified in paragraphs 8., 9., and 10. have not been performed or do not exist on or before December 31, 2019 or to the extent permitted by law.

 B. In the event of termination of this Agreement pursuant to paragraph 12.A. of this Agreement, neither party (nor its officers, or directors) shall have any liability to the other.

13. Exhibits. All Exhibits shall be considered as part of this Agreement.

14. Miscellaneous. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns. It shall be governed by, construed, and enforced in accordance with the laws of the State of Maryland. The Acquired Fund and the Acquiring Fund represent and warrant to each other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein. The Acquired Fund and the Acquiring Fund agree that no party has made any representation, warranty, or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties as to the subject matter hereof. The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder for a period of three years thereafter. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement shall be executed in any number of counterparts, each of which shall be deemed an original. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement. Whenever used herein, the use of any gender shall include all genders.

15. Amendments. The Acquired Fund and the Acquiring Fund by mutual consent of their Boards of Directors or authorized committees or officers may amend this Agreement in such manner as may be agreed upon.

16. Waiver. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

17. Liability.

 A. The Acquired Fund and the Acquiring Fund acknowledge and agree that all obligations of the Acquired Fund under this Agreement are binding only with respect to the Acquired Fund; that any liability of the Acquired Fund under this Agreement or in connection with the transactions contemplated herein shall be discharged only out of the assets of the Acquired Fund.

 B. The Acquiring Fund and the Acquired Fund acknowledge and agree that all obligations of the Acquiring Fund under this Agreement are binding only with respect to the Acquiring Fund; that any liability of the Acquiring Fund under this Agreement or in connection with the transactions contemplated herein shall be discharged only out of the assets of the Acquiring Fund.

 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and by their officers thereunto duly authorized, as of the day and year first above written.

WITNESS:	T. ROWE PRICE U.S. EQUITY RESEARCH FUND, INC., on behalf of the T. Rowe Price U.S. Equity Research Fund
/s/Shannon Hofher Rauser ________________________ Shannon Hofher Rauser	By /s/Darrell N. Braman _____________________ (SEAL) Darrell N. Braman Title: Vice President and Secretary

WITNESS:	T. ROWE PRICE INSTITUTIONAL EQUITY FUNDS, INC., on behalf of the T. Rowe Price Institutional U.S. Structured Research Fund
/s/Shannon Hofher Rauser _________________________ Shannon Hofher Rauser	By /s/David Oestreicher _____________________ (SEAL) David Oestreicher Title: Director, Principal Executive Officer, and Executive Vice President

T. Rowe Price Global Stock Fund

T. Rowe Price Global Growth Stock Fund

T. Rowe Price U.S. Equity Research Fund

PART B
STATEMENT OF ADDITIONAL INFORMATION

September 17, 2019

This Statement of Additional Information (“SAI”) relates to the proposed transactions pursuant to which each of the T. Rowe Price Institutional Global Focused Growth Equity Fund, T. Rowe Price Institutional Global Growth Equity Fund, and T. Rowe Price Institutional U.S. Structured Research Fund (each, an “Institutional Fund” and together, the “Institutional Funds”) will be merged into a corresponding mutual fund advised by T. Rowe Price Associates, Inc. (“T. Rowe Price”), the same investment adviser to each Institutional Fund, as set out in the table below under the heading “Acquiring Funds” (each, an “Acquiring Fund,” together, the “Acquiring Funds,” and collectively with the Institutional Funds, the “Funds”).

Institutional Funds	Acquiring Funds	Closing Date
Institutional Global Focused Growth Equity Fund	Global Stock Fund	November 25, 2019
Institutional Global Growth Equity Fund	Global Growth Stock Fund	November 25, 2019
Institutional U.S. Structured Research Fund	U.S. Equity Research Fund (prior to July 1, 2019, Capital Opportunity Fund)	November 18, 2019

This SAI sets forth information that may be of interest to shareholders relating to the Reorganization, but which is not included in the Combined Information Statement and Prospectus, dated September 17, 2019, of the Funds. As described in the Combined Information Statement and Prospectus, the Reorganization would involve the transfer of substantially all the assets and liabilities of each Institutional Fund in exchange for I Class shares of the corresponding Acquiring Fund. Each Institutional Fund would distribute the I Class shares of the applicable Acquiring Fund it receives to its shareholders, and each Institutional Fund’s outstanding shares would be redeemed, in complete liquidation of the Institutional Fund.

This SAI is not a prospectus and should be read in conjunction with the Combined Information Statement and Prospectus. This SAI and the Combined Information Statement and Prospectus have been filed with the Securities and Exchange Commission. Copies of the Combined Information Statement and Prospectus are available upon request and without charge by writing to the Acquiring Funds at 100 East Pratt Street, Baltimore, Maryland 21202, or by calling 1-800-541-5910.

The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains the prospectuses and Statement of Additional Information of the Institutional Funds and Acquiring Funds, other material incorporated by reference and other information regarding the Institutional Funds and Acquiring Funds.

I. ADDITIONAL INFORMATION ABOUT THE
INSTITUTIONAL FUNDS AND THE ACQUIRING FUNDS

The Statement of Additional Information for the Funds, dated September 17, 2019, as filed with the Securities and Exchange Commission on September 17, 2019, is incorporated by reference.

The Statement of Additional Information for the Funds is available without charge through troweprice.com or by calling 1-800-541-5910.

II. PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma information set forth below as of the dates indicated is intended to present financial information as if the acquisitions of the T. Rowe Price Institutional Global Growth Equity Fund by the T. Rowe Price Global Growth Stock Fund and the T. Rowe Price Institutional U.S. Structured Research Fund by the T. Rowe Price U.S. Equity Research Fund (prior to July 1, 2019, named the T. Rowe Price Capital Opportunity Fund) had been consummated at November 1, 2017 and January 1, 2018, respectively. The T. Rowe Price Institutional Global Growth Equity Fund and the T. Rowe Price Institutional U.S. Structured Research Fund are each referred to herein as Acquired Fund; the T. Rowe Price Global Growth Stock Fund and the T. Rowe Price U.S. Equity Research Fund are each referred to herein as Acquiring Fund; and each of the resulting funds is referred to herein as “Combined Fund.” The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganizations had been consummated. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Acquired Funds and the Acquiring Funds, which are available in each fund’s respective annual and semiannual shareholder reports.

As of August 15, 2019, the net asset value of T. Rowe Price Institutional Global Focused Growth Equity Fund was less than ten percent (10%) of T. Rowe Price Global Stock Fund; as such, pro forma financial statements are not included.

Note 1 — Reorganization

Each Reorganization would be accomplished by the transfer of substantially all of the assets and liabilities of the Acquired Fund to the Acquiring Fund in exchange for I Class shares of the Acquiring Fund and the distribution of such shares to the shareholders of the Acquired Fund, in complete liquidation of the Acquired Fund followed by the termination of the Acquired Fund.

Each Reorganization will be accounted for as a tax-free reorganization for federal income tax purposes; therefore, no gain or loss will be recognized by the Acquired Fund, the Acquiring Fund, or their respective shareholders as a direct result of the Reorganization. In accordance with U.S. generally accepted accounting principles

(“U.S. GAAP”), for financial reporting purposes, the historical cost basis of the investments received from the Acquired Fund will be carried forward to align ongoing reporting of the realized and unrealized gains and losses of the surviving fund (the Acquiring Fund) with amounts distributable to shareholders for tax purposes. Each Acquiring Fund is deemed to be the “accounting survivor” in connection with the applicable Reorganization. As a result, each Combined Fund will continue the performance history of the applicable Acquiring Fund after the closing of the applicable Reorganization.

The investment programs of each Acquired Fund are identical to that of the corresponding Acquiring Fund; over the past year each fund’s portfolio holdings have been similar in security type and asset weighting, and as of June 30, 2019, each Acquired Fund’s portfolio has consisted of substantially the same holdings as its corresponding Acquiring Fund. For the Institutional Global Growth Equity Fund, approximately 87% of the its holdings are anticipated to transfer to the corresponding Acquiring Fund, and the remaining 13% of the Acquired Fund’s portfolio will be sold and repurchased by the Acquiring Fund due to transfer of ownership restrictions in certain countries. For the Institutional Global Focused Growth Equity Fund, approximately 92% of the its holdings are anticipated to transfer to the corresponding Acquiring Fund, and the remaining 8% of the Acquired Fund’s portfolio will be sold and repurchased by the Acquiring Fund due to transfer of ownership restrictions in certain countries. For the Institutional U.S. Structured Research Fund, substantially all of its portfolio holdings are anticipated to transfer to the corresponding Acquiring Fund.

The net assets of each Acquired Fund, Acquiring Fund, and the resulting Combined Fund as of the dates indicated are as follows:

As of date:	Acquired Fund	Acquiring Fund	Pro Forma Adjustments	Combined Fund
April 30, 2019	T. Rowe Price Institutional Global Growth Equity Fund	T. Rowe Price Global Growth Stock Fund
	$212,858,000	$443,101,000	$(134,000)	$655,825,000

June 30, 2019	T. Rowe Price Institutional U.S. Structured Research Fund	T. Rowe Price U.S. Equity Research Fund
	$825,632,000	$784,932,000	$(21,000)	$1,610,543,000

Note 2 — Accounting Policies

No significant accounting policies will change as a result of the Reorganization, specifically policies regarding security valuation or compliance with Subchapter M of the Internal Revenue Code of 1986, as amended. The Acquiring Fund will be the accounting and performance survivor after the Reorganization. No significant changes to any contracts of the Acquiring Fund are expected as a result of the Reorganization.

Each of the Acquired Fund’s and Acquiring Fund’s financial instruments are valued and each class’s net asset value (“NAV”) per share is computed at the close of the New York Stock Exchange (“NYSE”), normally 4 p.m. ET, each day the NYSE is open for business. However, the NAV per share may be calculated at a time other than the normal close of the NYSE if trading on the NYSE is restricted, if the NYSE closes earlier, or as may be permitted by the SEC. The Acquired Fund’s and Acquiring Fund’s financial instruments are reported at fair value, which U.S. GAAP defines as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The T. Rowe Price Valuation Committee (the “Valuation Committee”) is an internal committee that has been delegated certain responsibilities by each of the Acquired Fund’s and Acquiring Fund’s Board of Directors (the “Board”) to ensure that financial instruments are appropriately priced at fair value in accordance with U.S. GAAP and the Investment Company Act of 1940. Subject to oversight by the Board, the Valuation Committee develops and oversees pricing-related policies and procedures and approves all fair value determinations. Specifically, the Valuation Committee establishes procedures to value securities; determines pricing techniques, sources, and persons eligible to effect fair value pricing actions; oversees the selection, services, and performance of pricing vendors; oversees valuation-related business continuity practices; and provides guidance on internal controls and valuation-related matters. The Valuation Committee reports to the Board and has representation from legal, portfolio management and trading, operations, risk management, and the Acquired Funds’ and Acquiring Funds’ treasurer. These policies will not change as a result of the Reorganization.

Note 3 — Pro Forma Expense Adjustments

The tables below reflect adjustments to expenses made to each of the Combined Funds’ financial information. The information for Reorganization of the Institutional Global Growth Equity Fund into the Global Growth Stock Fund is for the six months ended April 30, 2019, and for the year ended October 31, 2018, as if the Reorganization had been in effect on November 1, 2017, using the fees and expenses information of the Acquiring Fund shown in the Information Statement/Prospectus and the actual fees and expenses of the Acquired Fund. The information for Reorganization of the Institutional U.S. Structured Research Fund into the U.S. Equity Research Fund is for the six months ended June 30, 2019, and for the year ended December 31, 2018, as if the Reorganization had been in effect on January 1, 2018, using the fees and expenses information of the Acquiring Fund shown in the Information Statement/Prospectus and the actual fees and expenses of the Acquired Fund. The pro forma information has been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect this information. Actual results could differ from those estimates. No other significant pro forma effects are expected to result from each of the Reorganizations.

The Acquired Funds and the Acquiring Funds are each managed by T. Rowe Price Associates, Inc. (“Price Associates”). For its services, Price Associates receives an annual investment management fee of 0.65% of average daily net assets from the

Institutional Global Growth Equity Fund and an annual investment management fee of 0.64% (comprised of an individual fee of 0.35%, and a group fee, which was 0.29% as of April 30, 2019) of average daily net assets from the Global Growth Stock Fund. For its services, Price Associates receives an annual investment management fee of 0.33% of average daily net assets from the Institutional U.S. Structured Research Fund and an annual investment management fee of 0.33% (comprising an individual fee of 0.04% and a group fee, which was 0.29% as of June 30, 2019) of average daily net assets from the U.S. Equity Research Fund. Prior to June 1, 2019, the Institutional U.S. Structured Research Fund paid an annual investment management fee of 0.50% and the U.S. Equity Research Fund paid an annual investment management fee of 0.49% (comprised of an individual fee of 0.20% and a group fee, which was 0.29% as of June 30, 2019) to Price Associates for its services. Effective June 1, 2019, the Investor Class of the Acquiring Fund implemented a class level expense limitation of 0.50%. Prior to the Reorganization, the operating expense limit of 0.05% on the I Class in the U.S. Equity Research Fund will be reduced to 0.04% (through April 30, 2022) effective November 1, 2019.

In addition, the funds have entered into service agreements with Price Associates and two wholly owned subsidiaries of Price Associates. Price Associates provides certain accounting and administrative services; T. Rowe Price Services, Inc. provides shareholder and administrative services in its capacity as the funds’ transfer and dividend-disbursing agent; and T. Rowe Price Retirement Plan Services, Inc. provides subaccounting and recordkeeping services for certain retirement accounts invested in the funds. There is no anticipated change to such fees as a result of the Reorganization and, therefore, these expenses are not reflected in the pro forma information presented below.

Institutional Global Growth Equity Fund/Global Growth Stock Fund

Fee and Expense Increase/(Decrease)
($000s)	Six Months Ended April 30, 2019	Year Ended October 31, 2018

Investment management fees (1)	$(16)	$(47)
Custody and Accounting (2)	(92)	(178)
Registration (3)	9	16
Other Expenses (2)	(45)	(94)
Reimbursement (4)	29	137
Total Pro Forma Net Expense Adjustment	$(115)	$(166)

1 Reflects the impact of the 0.01% difference in the Acquired Fund’s investment management rate of 0.65% and the Acquiring Fund’s investment management fee rate of 0.64% to the Combined Fund’s average net assets.

2 Reflects the impact of expenses that are based on a per fund charge that were included in the expenses of the Acquired Fund which would not be assessed in the Combined Fund.

3 Reflects the impact of the Combined Fund’s estimated 24f-2 fee increase related to the acquired assets from the Acquired Fund.

4 Reflects additional amounts that would be repaid to Price Associates by the Combined Fund as a result of the additional assets from the Acquired Fund and the economies of scale achieved with those assets had they been assets of the Combined Fund as of November 1, 2017.

Institutional U.S. Structured Research Fund/U.S. Equity Research Fund

Fee and Expense Increase/(Decrease)
($000s)	Six Months Ended June 30, 2019	Year Ended December 31, 2018

Investment management fees (1)	$(992)	$(2,214)
Custody and Accounting (2)	(91)	(206)
Registration (3)	61	43
Other Expenses (2)	(22)	(50)
Net Expense Waiver (4)	(54)	(76)
Total Pro Forma Net Expense Adjustment	$(1,098)	$(2,503)

1 Reflects the impact of a reduction of investment management fees in the Acquiring Fund from 0.49% to 0.33% and applying to the Combined Fund’s average net assets.

2 Reflects the impact of expenses that are based on a per fund charge that were included in the expenses of the Acquired Fund which would not be assessed in the Combined Fund.

3 Reflects the impact of the Combined Fund’s estimated 24f-2 fee increase related to the acquired assets from the Acquired Fund.

4 Reflects the net effect of a decrease in amounts waived by Price Associates on the I Class under its operating expense limit and additional expenses waived by Price Associates on the Investor Class of the Acquiring Fund based on an expense limitation of 0.50%, had these limitation changes been in effect as of January 1, 2018. These changes were approved by the Acquiring Fund’s Board of Directors in contemplation of the Reorganization and are expected to have a continuing impact on the Combined Fund. These expense limitation agreements will continue until at least April 30, 2021 and may be terminated only with approval of the fund’s Board of Directors. Fees waived and expenses paid under these agreements are subject to reimbursement to Price Associates by the fund whenever the Investor Class’ expense ratio is below 0.50% or the I Class’ operating expense ratio is below 0.05%. However, no reimbursement will be made more than three years from the date such amounts were initially waived or reimbursed. The fund may only make repayments to Price Associates, if such repayment does not cause the respective class’ expense ratio (after the repayment is taken into account) to exceed the lesser of: (1) the expense limitation in place at the time such amounts were waived; or (2) the class’ current expense limitation.

Note 4 — Reorganization Costs

Each Acquired Fund and Acquiring Fund shall be allocated its own fees and expenses associated with the proposed reorganization, including professional fees and expenses associated with the printing and mailing of the Information Statement. Price Associates estimates that expenses for the Reorganizations will be approximately as follows: for the Institutional Global Growth Equity Fund into the Global Growth Stock Fund, $13,000 and $11,000, respectively; and for the Institutional U.S. Structured Research Fund into the U.S. Equity Research Fund, $13,000 and $8,000, respectively. These costs represent management’s estimate of professional services fees, and any printing costs and mailing charges related to each of the Reorganizations. In connection with the Reorganizations, for the Institutional Global Growth Equity Fund and the Institutional Global Focused Growth Equity Fund and each of their corresponding Acquiring Funds, the funds will incur stamp tax and transaction charges as a result of ownership transfer of securities. Based on the current composition of the portfolio holdings in the Acquired Funds and Acquiring Funds, the stamp and transaction costs are estimated to be approximately $33,000 and $77,000 for the Institutional Global Growth Equity Fund and the Global Growth Stock Fund, respectively, and approximately $2,000 and $8,000 for the Institutional Global Focused Growth Equity Fund and the Global Stock Fund, respectively. These fees will be added to the cost basis of the securities acquired and are not a part of the expense ratios of the Acquiring Funds; and, therefore, are not subject to expense limitation arrangements.

Note 5 — Capital Loss Carryforwards

As of October 31, 2018, the Institutional Global Growth Equity Fund and Global Growth Stock Fund has no capital loss carryforwards. As of December 31, 2018, the Institutional U.S. Structured Research Fund and U.S. Equity Research Fund had $0 and $269,000, respectively, in unused capital loss carryforwards. The reorganization is not expected to impact the use of the U.S. Equity Research Fund’s capital loss carryforwards. The capital loss carryforwards may change significantly between now and the Closing Date and the ability to use such losses, if any, (even in the absence of the Reorganization) depends on certain factors such as the future realization of capital gains or losses. Additionally, the amount of capital losses that can be carried forward and used in any single year may be limited if a fund experiences an “ownership change” within the meaning of Section 382 of the Internal Revenue Code.

III. DOCUMENTS INCORPORATED BY REFERENCE

Institutional Funds	Acquiring Funds	Closing Date
Institutional Global Focused Growth Equity Fund	Global Stock Fund	November 25, 2019
Institutional Global Growth Equity Fund	Global Growth Stock Fund	November 25, 2019
Institutional U.S. Structured Research Fund	U.S. Equity Research Fund (prior to July 1, 2019,Capital Opportunity Fund)	November 18, 2019

This SAI incorporates by reference:

(i) the financial statements and report of the independent registered public accounting firm for the T. Rowe Price Institutional Global Focused Growth Equity Fund as contained in its Annual Report for the year ended October 31, 2018, as filed with the Securities and Exchange Commission on December 21, 2018, and the unaudited financial statements for the T. Rowe Price Institutional Global Focused Growth Equity Fund as contained in its Semiannual Report for the period ended

April 30, 2019, as filed with the Securities and Exchange Commission on June 19, 2019;

(iii) the financial statements and report of the independent registered public accounting firm for the T. Rowe Price Global Stock Fund as contained in its Annual Report for the year ended October 31, 2018, as filed with the Securities and Exchange Commission on December 21, 2018, and the unaudited financial statements for the T. Rowe Price Global Stock Fund as contained in its Semiannual Report for the period ended April 30, 2019, as filed with the Securities and Exchange Commission on June 19, 2019;

(iv) the financial statements and report of the independent registered public accounting firm for the T. Rowe Price Institutional Global Growth Equity Fund as contained in its Annual Report for the year ended October 31, 2018, as filed with the Securities and Exchange Commission on December 21, 2018, and the unaudited financial statements for the T. Rowe Price Institutional Global Growth Equity Fund as contained in its Semiannual Report for the period ended April 30, 2019, as filed with the Securities and Exchange Commission on June 19, 2019;

(v) the financial statements and report of the independent registered public accounting firm for the T. Rowe Price Global Growth Stock Fund as contained in its Annual Report for the year ended October 31, 2018, as filed with the Securities and Exchange Commission on December 21, 2018, and the unaudited financial statements for the T. Rowe Price Global Growth Stock Fund as contained in its Semiannual Report for the period ended April 30, 2019, as filed with the Securities and Exchange Commission on June 19, 2019;

(vi) the financial statements and report of the independent registered public accounting firm for the T. Rowe Price Institutional U.S. Structured Research Fund as contained in its Annual Report for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on February 21, 2019, and the unaudited financial statements for the T. Rowe Price Institutional U.S. Structured Research Fund as contained in its Semiannual Report for the period ended June 30, 2019, as filed with the Securities and Exchange Commission on August 22, 2018; and

(vii) the financial statements and report of the independent registered public accounting firm for the T. Rowe Price U.S. Equity Research Fund as contained in its Annual Report for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on February 21, 2019, and the unaudited financial statements for the T. Rowe Price U.S. Equity Research Fund as contained in its Semiannual Report for the period ended June 30, 2019, as filed with the Securities and Exchange Commission on August 22, 2018.

Each of these reports contains historical financial information regarding the funds and is available without charge at troweprice.com or by calling 1-800-541-5910.

PricewaterhouseCoopers LLP, located at 100 East Pratt Street, 26th Floor, Baltimore, MD 21202, is the Independent Registered Public Accounting Firm to the Institutional Funds and the Acquiring Funds, providing audit and tax return review of various Securities and Exchange Commission filings.